

Fiscal Year 2024
Annual Report

Advanced Drainage Systems, Inc.
www.adspipe.com



A Letter from our CEO

Dear Fellow Shareholders,

In Fiscal 2024, ADS recorded its ninth consecutive year of record profitability. Adjusted EBITDA increased 2% to $923 million due to better-than-expected performance from the Infiltrator business and Allied products portfolio, effective management of price/cost, strong operational execution and the benefit of previous investments across both ADS and Infiltrator. In addition, the Adjusted EBITDA margin increased 270 basis points to 32.1%, the highest annual profit margin in the Company's history, despite a 6% decrease in revenue. End market demand improved significantly in the second half of Fiscal 2024, primarily due to the notable improvements in the residential and infrastructure end markets. The non-residential, agriculture and international end markets also improved in the second half of

the year. We are proud of this year's financial results and remain committed to driving above market performance as we advance the stormwater and onsite septic wastewater industries through highly engineered solutions that ensure successful management of water.

ADS is a pure-play water company that plays a critical role in developing sustainable water management solutions to protect and manage the world's most precious resource, water. The last several years have shown a secular trend of large-scale, water-related climate events increasing in frequency, duration, and intensity. As demonstrated in the chart below, there were 27 of these large-scale events in 2023, with an estimated total cost of over $88 billion. By comparison, if we look back twenty years, there were just six events in 2003.

Billion Dollar Stormwater Management Related Disasters in the U.S. since 1980[1]



Legend: ■ Severe Storm ■ Tropical Cyclone ■ Flooding ■ Drought ■ Winter Storm

[1] "U.S. Billion-Dollar Weather and Climate Disasters," NOAA National Centers for Environmental Information (NCEI) (2024).

These severe storms, hurricanes, floods, and droughts have devastating consequences for the communities affected. It is clear that the existing stormwater infrastructure has not kept pace with this climate trend, creating stormwater management problems for many communities.

In Fiscal 2024, we surveyed Americans about water management and infrastructure in their communities. Over half of the respondents indicated concern about stormwater management infrastructure in their communities, and one out of five experienced flooding in their homes. The survey results also made it clear that Americans are not just worried about protecting their homes, but also ensuring stormwater management practices are environmentally sustainable and improving quality of life in their communities.

 [Click here](#) or scan the QR code for survey results.

These results are further corroborated by the growing body of evidence concerning the state of water management practices. In November 2023, the U.S. Global Change Research Program (USGCRP) completed [The Fifth National Climate Assessment](#), a report issued at least every four years that serves as the U.S. Government's preeminent report on climate change impacts, risks, and responses. With respect to stormwater, the report indicated the following:

> *Climate change will continue to cause profound changes in the water cycle, increasing the risk of flooding, drought, and degraded water supplies for both people and ecosystems. [...] While data and tools for water resources planning are improving, water infrastructure standards and management policies have been slow to meet the new challenges.[2]*

As the leading stormwater management company, we have an important role to play in highlighting these concerns to drive awareness and education as well as engineering solutions to mitigate the impact of these water-related climate events for the millions of people affected.

There is also a growing need to capture and reclaim water, and for over 30 years, ADS and Infiltrator products have helped recharge groundwater, returning it to aquifers, rivers, and watersheds. To help solve these issues and extend the company's solution set, we entered a strategic partnership with Rainwater Management Solutions, a provider of cutting-edge rainwater harvesting and reuse systems. Rainwater harvesting systems capture, divert and store rainwater runoff for reuse in applications such as irrigation, helping to combat water scarcity.

This partnership brings together the technology and solutions built by Rainwater Management Solutions and ADS' best-in-class go-to-market sales resources and distribution network, utilizing the StormTech stormwater chambers and Infiltrator's industry leading in-ground tanks. By utilizing ADS' expertise in managing the entire lifecycle of a raindrop and RMS' innovative water harvesting solutions, the combined reach, knowledge and innovation resulting from this partnership will enable the delivery of leading, end-to-end stormwater treatment systems in the complementary commercial and residential markets.

---

[2] "Fifth National Climate Assessment (Chapter 4: Water)," U.S. Global Change Research Program (November 2023), https://nca2023.globalchange.gov/chapter/4/

To further our leading position in the onsite septic wastewater market, Infiltrator launched the ECOPOD-NX in January 2024, an advanced treatment solution for onsite septic wastewater management. This product is the next generation of advanced wastewater treatment technology designed to meet new regulations that require higher levels of nitrogen reduction to protect watersheds and the environment. With this new product, Infiltrator will leverage its leading market knowledge and distribution network to penetrate new areas of the growing advanced treatment market.

These partnerships and product launches demonstrate our strategic commitment to improving the environment and communities through innovative water management solutions. Our premier cash generation ability, scale, and market position enable us to organically invest in these programs, bringing more effective solutions to market that address the need for better water management solutions in North America. As demonstrated by the investments highlighted on the following page, we're investing from end-to-end, building an engineering and technology center, expanding pipe production and recycling capacity, and investing in technology to improve customer service and order execution among other initiatives.

As we continue to grow the company, we also continue to focus on sustainability initiatives and have several important updates from Fiscal 2024. In August, we signed the UN Global Compact, another step in our commitment to operate the business responsibly, align with universal sustainability principles and take actions to support society. Additionally, we introduced two important policies this year, a Biodiversity Policy and a Supplier Code of Conduct, to ensure we are interacting with



What would the world look like without stormwater management? Click here to learn more about the lifecycle of a raindrop.

the environment and suppliers responsibly. Look for more information in our Fiscal 2024 Sustainability Report, to be issued later this year.

Finally, as we look forward to Fiscal 2025, we expect to repeat this year's record Adjusted EBITDA margin performance. Notably, this is after a 770-basis point increase over the last 2 years. We expect a better demand environment to lead to volume growth and fixed cost absorption as well as operational efficiency, as we reap the benefit from capital investments we have made in manufacturing and transportation over the last several years. On behalf of the ADS leadership team and Board of Directors, I would like to thank the employees for their hard work throughout the past year, as well as their commitment to the future of ADS. We look forward to another strong year in Fiscal 2025.

Thank you for your continued support.

Sincerely,

D. Scott Barbour
President and CEO

Investing in Leadership and Advancement

ADS advancements and highly engineered solutions help ensure we can successfully manage our most precious resource – water – for generations to come.

See below for some of the major facility investments we're making.



Recycling Facility Expansion

Georgia

— Expansion to be complete in 2025
— Increases recycled material supply in Southeast U.S.
— Expanding existing building to increase blending and pelletizing capabilities



Engineering and Technology Center

Hilliard, OH

— Opening June 2024
— World's most advanced stormwater engineering, research and development facility
— Brings product design, material science and manufacturing under one roof to increase pace of innovation and incorporating more recycled content into products



Pipe Manufacturing Facility

Florida

— Complete in 2025
— Enables growth in key regions of Florida and Southeast U.S.
— Designed to promote safety, efficient flow of materials and traffic, and incorporates ADS' most advanced automation technology



A Letter from our Chairman



Dear Fellow Shareholders,

ADS is pleased to present the Fiscal 2024 Annual Report. The ADS Board of Directors remains confident in the future of the company as a leading provider of water management solutions. Continuing the track of the past several years, your company has made significant investments in its operations; targeting growth, productivity and automation opportunities to advance our competitive position in the face of growing water challenges. This strategic focus is timely, as there is a critical nationwide push to upgrade water infrastructure, which is vital for ensuring the health and efficiency of our communities. These efforts not only reflect ADS' commitment to supporting resilient communities, but also position us to capitalize on the growing demand for advanced, sustainable water management solutions.

In Fiscal 2024, the Board and management continued to evaluate the capital allocation opportunities available to increase shareholder value. Though we will remain flexible, this discipline allows us to prioritize resources on our two primary goals – driving organic growth and focusing inorganic investments on acquisition opportunities within the company's core water-focused markets. This will further the company's leadership position at a critical time, as we believe that stormwater is currently an underappreciated component of the overall water management narrative. In Fiscal 2024, we invested $184 million in capital expenditures to drive safety, growth and productivity, while also returning $251 million to shareholders through share repurchases and dividends. In addition, we increased the Fiscal 2025 dividend to $0.64, a 14% increase from the prior year amount.

As we look to the upcoming year, two members of the Board will not stand for reelection at the company's Annual Meeting of Stockholders in July 2024. Carl Nelson has served on the Board since 2016, providing invaluable strategic and financial

Capital Expenditures

$646M
5-Year Total



5-Year Spending

Acquisitions	$1.2 Billion
Infiltrator Water Technologies	Jul 2019
Jet Polymer	Dec 2021
Cultec Inc.	May 2022
Share Repurchases	**$1.1 Billion**

Annual Dividend per Share

12% CAGR



*Excludes $1.00 special dividend.

insight to both the Board and the management team, leading the Compensation and Management Development Committee, playing an integral role in transitioning the Employee Stock Ownership Plan (ESOP) and leading the search in 2017 that brought Scott Barbour, President and Chief Executive Officer, to the company. In addition, Ross Jones has served on the Board since 2018, providing substantial business experience, capital allocation expertise, and financial and market knowledge. On behalf of the Board and the company, I would like to thank both Carl and Ross for their many contributions that will continue to impact ADS in the years ahead.

With these changes, the nominating and corporate governance committee remains committed to renewal and diversity for maintaining a dynamic and high-quality Board composition. We believe that a diverse mix of viewpoints, backgrounds, expertise, and experiences enhances the Board's effectiveness and our engagement with management.

In closing, the Board remains encouraged by the attractive demand environment and compelling secular tailwinds ahead as the conversation around water continues to evolve. We are confident in the leadership team and the more than 5,000 employees that make the company the industry leader it is today. We will continue focusing our efforts on providing best-in-class water management solutions and look forward to further success in Fiscal 2025.

Robert M. Eversole
Chairman of the Board of Directors





Supporting Resilient Communities

As storms increase in frequency and intensity and climate patterns change, our stormwater solutions ensure quality of life in communities.



Reduce Flooding



Recharge Aquifers



Improve Food Security



Mitigate Water Scarcity

Key Financial Highlights

FY 2024 Revenue
(Figures in millions)



CAGR: 14.5%

2020	2021	2022	2023	2024
$1,674	$1,983	$2,769	$3,071	$2,874

FY 2024 Adjusted EBITDA[3]
(Figures in millions)



CAGR: 26.4%

2020	2021	2022	2023	2024
$362	$567	$676	$904	$923

FY 2024 Sales by Geography



- **93%** Domestic
- **4%** Canada
- **3%** Other International



FY 2024 Sales by Product Category



- **59%** Pipe
- **24%** Allied
- **17%** Onsite Septic



FY 2024 Revenue by End Market



Agriculture **6%**

International **7%**

Infrastructure Construction **7%**

Non-Residential Construction **44%**

Residential Construction **36%**

ADS Sales Growth



- **(9%)** Non-Residential Construction
- **(5%)** Residential Construction
- **+6%** Infrastructure Construction
- **(8%)** Agriculture
- **(5%)** International

---

[3] EBITDA adjustments exclude transaction costs and certain non-cash items; Adjusted EBITDA is a Non-GAAP measure. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the accompanying Form 10-K for the definitions of non-GAAP measures and reconciliation of non-GAAP measures to GAAP measures.

Industry Leading Recycling Solutions



One of the Largest
plastic recycling company in North America



660 million pounds
of GHG emissions avoided



GHG emissions avoided amounts to taking

63,000 cars off the road



Consumed 33%
of the recycled HDPE bottles in the US in 2023

Sustainability is at the core of who we are and what we do.



We are proud of the important work we are doing to have a positive environmental, operational and social impact. We are the largest plastic recycling company in North America. In Fiscal 2024, we purchased approximately 540 million pounds of recycled plastic, keeping it out of landfills and further preventing over 660 million pounds of Greenhouse Gas emissions (GHG) from being released into the atmosphere. Our industry-leading resin blending programs convert this recycled plastic into pipe, chambers and other products that can support America's stormwater management, wastewater and onsite septic needs.

Precipatation　　　　　　　　　　　　　**River**

Capture



The first step in protecting our world's most precious resource, water, ADS capture structures collect and direct stormwater runoff on project sites to an underground conveyance system.

13+ billion feet of ADS pipe are installed around the world

Conveyance



To prevent flooding, which could lead to significant structural and environmental problems, ADS pipe, fittings, and other products safely move water away from developed sites to be reintroduced to the water cycle.

The current footprint of installed StormTech® retention/detention chambers can infiltrate **3+ billion gallons** of stormwater runoff

Storage



To mitigate erosion and flooding, ADS retention and detention systems manage infiltration and recharge aquifers.

Treatment



ADS water quality products remove trash, debris and pollutants from stormwater runoff collected in previous steps, ensuring only clean water is discharged back into our communities.

ADS Barracuda water quality units in place can manage **3+ million gallons of water per minute** during storm events.

ADS Foundation Update:





Supporting The Nature Conservancy

The ADS Foundation provided $500,000 to The Nature Conservancy in support of safeguarding freshwater resources. Below, we highlight some of the projects this gift supported:



North Carolina

— Modeling the Cape Fear River Basin to better understand water quality under a variety of water conditions.



Florida

— Release of a new EcoUrban Assessment Resource to encourage nature-based solutions in Orange County

— Working with farmers to safeguard water resources through the 4R Nutrient Stewardship program



Texas

— Improving groundwater resources through protecting aquifers and connected surface water resources through landowner incentives and other sustainability measures



California

— Supporting a stormwater management and habitat enhancement project in the Rio de Los Angeles State Park



Board of Directors

Robert M. Eversole
  Chairman
  Managing Partner
  Stonehenge Partners, Inc.

Scott Barbour
  Director, President and Chief Executive Officer
  Advanced Drainage Systems

Anesa Chaibi
  Operating Partner and Chief Transformation
  Officer, Coalesce Capital

Michael Coleman
  Partner
  Ice Miller LLP

Alexander R. Fischer
  Founder, Alex R. Fischer and Company

Tanya Fratto
  Retired Chief Executive Officer of Diamond
  Innovations, Inc.

Kelly Gast
  Retired Senior Vice President and Chief
  Financial Officer, Bayer Crop Science

M.A. (Mark) Haney
  Retired Executive Vice President of Olefins
  and Polyolefins Chevron Phillips Chemical
  Company LP

Ross M. Jones
  Managing Director
  Berkshire Partners

Carl A. Nelson, Jr.
  Retired Managing Partner
  Arthur Andersen

Manuel J. Perez de la Mesa
  Retired President and Chief Executive Officer
  Pool Corporation

Anil Seetharam
  Managing Director
  Berkshire Partners

Chairman Emeritus

Joe Chlapaty
  Chlapaty Investments LLC, Retired Chairman,
  President and Chief Executive Officer Advanced
  Drainage Systems

Executive Officers

Scott Barbour
  Director, President and
  Chief Executive Officer

Scott A. Cottrill
  Executive Vice President,
  Chief Financial Officer, Secretary

Darin Harvey
  Executive Vice President, Supply Chain

Michael Huebert
  Executive Vice President, Sales

Brian King
  Executive Vice President, Product Management,
  Marketing and Sustainability

Robert M. Klein
  Executive Vice President,
  Market Management

Craig Taylor
  Executive Vice President, Infiltrator
  Water Technologies

Kevin C. Talley
  Executive Vice President and
  Chief Administrative Officer

Thomas Waun
  Executive Vice President, Engineering
  and International

About Advanced Drainage Systems, Inc.



Advanced Drainage Systems is a leading manufacturer of innovative stormwater and onsite septic wastewater solutions that manages the world's most precious resource: water. ADS and its subsidiary, Infiltrator Water Technologies, provide superior stormwater drainage and onsite septic wastewater products used in a wide variety of markets and applications including commercial, residential, infrastructure and agriculture, while delivering unparalleled customer service. ADS manages the industry's largest company-owned fleet, an expansive sales team, and a vast manufacturing network of approximately 70 manufacturing plants and 40 distribution centers. The company is one of the largest plastic recycling companies in North America, ensuring over half a billion pounds of plastic is kept out of landfills every year. Founded in 1966, ADS' water management solutions are designed to last for decades. To learn more, visit the company's website at www.adspipe.com.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2024
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _ to _

COMMISSION FILE NO.: 001-36557

ADVANCED DRAINAGE SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	51-0105665
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4640 Trueman Boulevard, Hilliard, Ohio 43026
(Address of principal executive offices and zip code)
(614) 658-0050
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: Common Stock, $0.01 par value per share

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Common Stock, $0.01 par value per share	**WMS**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one)

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock held by non-affiliates of the registrant (treating all executive officers and directors of the registrant, for this purpose, as affiliates of the registrant) was $8,793 million as of September 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, based on the reported closing price of the shares of common stock as reported on the New York Stock Exchange on September 30, 2023.

As of May 9, 2024, the registrant had 77,426,265 shares of common stock outstanding. The shares of common stock trade on the New York Stock Exchange under the ticker symbol "WMS." In addition, as of May 9, 2024, 201,443 shares of unvested restricted common stock were outstanding and a total of 77,627,708 shares of common stock were outstanding, inclusive of outstanding shares of unvested restricted common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this report incorporates by reference specific portions of the Registrant's Notice of Annual Meeting and Proxy Statement relating to the Annual Meeting of Stockholders to be held on July 18, 2024, which statement will be filed no later than 120 days after the end of the fiscal year covered by this report.

TABLE OF CONTENTS

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements. Some of the forward-looking statements can be identified by the use of terms such as "believes," "expects," "may," "will," "should," "could," "seeks," "intends," "plans," "estimates," "anticipates" or other comparable terms. These forward-looking statements include all matters that are not related to present facts or current conditions or that are not historical facts. They appear in a number of places throughout this Annual Report on Form 10-K and include statements regarding our goals, intentions, beliefs or current expectations concerning, among other things, our consolidated results of operations, financial condition, liquidity, prospects, growth strategies, and the industries in which we operate and include, without limitation, statements relating to our future performance.

Forward-looking statements are subject to known and unknown risks and uncertainties, many of which are beyond our control. We caution that forward-looking statements are not guarantees of future performance and that our actual consolidated results of operations, financial condition, liquidity, and industry development may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report on Form 10-K. In addition, even if our actual consolidated results of operations, financial condition, liquidity, and industry development are consistent with the forward-looking statements contained in this Annual Report on Form 10-K, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors could cause actual results to differ materially from those contained in or implied by the forward-looking statements, including those reflected in forward-looking statements relating to our operations and business, the risks and uncertainties discussed in this Annual Report on Form 10-K (including under the heading "Item 1A. Risk Factors") and those described from time to time in our other filings with the SEC. Factors that could cause actual results to differ from those reflected in forward-looking statements relating to our operations and business include, among other things:

- fluctuations in the price and availability of resins and other raw materials and our ability to pass any increased costs of raw materials on to our customers in a timely manner;
- disruption or volatility in general business and economic conditions in the markets in which we operate;
- cyclicality and seasonality of the non-residential and residential construction markets and infrastructure spending;
- the risks of increasing competition in our existing and future markets;
- uncertainties surrounding the integration and realization of anticipated benefits of acquisitions;
- the effect of any claims, litigation, investigations or proceedings, including those described under "Item 3. Legal Proceedings" of this Annual Report;
- the effect of weather or seasonality;
- the effect of global climate changes;
- the loss of any of our significant customers;
- our ability successfully integrate businesses to realize the anticipated benefits of acquisitions or do so within the intended timeframe;
- the risks of doing business internationally;
- the risks of conducting a portion of our operations through joint ventures;
- our ability to expand into new geographic or product markets;
- the risk associated with manufacturing processes;
- our ability to protect against cybersecurity incidents and disruptions or failures of our IT systems;
- our ability to assess and monitor the effects of artificial intelligence on our business and operations;
- our ability to manage our supply purchasing and customer credit policies;
- our ability to control labor costs and to attract, train and retain highly qualified employees and key personnel;
- our ability to protect our intellectual property rights;
- changes in laws and regulations, including environmental laws and regulations;
- our ability to appropriately address any environmental, social or governmental concerns that may arise from our activities;
- the risks associated with our current levels of indebtedness, including borrowings under our existing credit agreement and outstanding indebtedness under our existing senior notes; and
- other risks and uncertainties, including those listed under "Item 1A. Risk Factors."

Please read this Annual Report on Form 10-K completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this Annual Report on Form 10-K are qualified by these cautionary statements. All forward-looking statements are made only as of the date of this Annual Report on Form 10-K, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Advanced Drainage Systems, Inc.


PART I


Item 1.   **Business**

COMPANY OVERVIEW

Unless the context otherwise indicates or requires, as used in this Annual Report on Form 10-K, the terms "we," "our," "us," "ADS" and the "Company" refer to Advanced Drainage Systems, Inc. and its directly- and indirectly-owned subsidiaries as a combined entity, except where it is clear that the terms mean only Advanced Drainage Systems, Inc. exclusive of its subsidiaries. The term "Infiltrator" refers to Infiltrator Water Technologies, LLC, our wholly-owned subsidiary.

ADS is the leading manufacturer of innovative water management solutions in the stormwater and onsite septic wastewater industries, providing superior drainage solutions for use in the construction and agriculture marketplaces. Our innovative products are used across a broad range of end markets and applications, including residential, non-residential, infrastructure and agriculture applications. We have established a leading position in many of these end markets by leveraging our national sales and distribution platform, market share model, industry-acclaimed engineering support, overall product breadth and scale plus manufacturing excellence.

We believe the ADS brand has long been associated with quality products and market-leading performance. Our trademarked green stripe, which is prominently displayed on many of our products, serves as clear identification of our commitment to the customers and markets we serve, and fortifies our brand recognition and presence. Our approach to water management is to manage the lifecycle of a raindrop from the moment water hits the ground until it is released back into the ecosystem. Our product portfolio is built around four steps of this lifecycle: Capture, Conveyance, Storage, and Treatment. Our solutions safely and efficiently manage stormwater with environmentally friendly products. We believe we are the only water management solutions company that manages stormwater from when the rain first hits the ground until the moment it is returned to lakes and streams.



Capture	**Conveyance**	**Storage**	**Treatment**
Stormwater enters our basins and filters work to remove sediment and debris.	Our pipe directs water away from parking lots, freeways and fields so areas stay dry and neighborhoods stay safe.	Chambers ensure water flow is managed appropriately, guarding against flooding.	Finally, our water quality products clean water before returning it to lakes and streams.

We estimate that the stormwater industry, annually, is an approximately $13 billion industry. We estimate that the onsite septic market is a roughly $2 billion industry and that approximately 30% of new North American single-family homes utilize septic systems. On a combined basis, we estimate that we have an addressable market opportunity of approximately $15 billion.

SEGMENT INFORMATION

For a discussion of segment and geographic information, see "Note 19. Business Segment Information" to our audited consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

As illustrated in the charts below, we provide a broad range of high performance thermoplastic corrugated pipe and related water management products to a highly diversified set of end markets and geographies.

Fiscal 2024 Revenue





Sales by Geography
Other 3%
Canada 4%
United States 93%

Sales by End Market
Non-Residential 44%
International 7%
Agriculture 6%
Infrastructure 7%
Residential 36%

OUR PRODUCTS

Capture
Conveyance
Storage
Treatment
Nyloplast
N-12
Single Wall
HP
Triple Wall
StormTech
Water Quality
Arc Chambers
EZFlow
Duraslot
AdvanEDGE
InsertaTee
Fittings
PolyFlex
HP
N-12
Quick4 Chambers
Tanks
Advanced Treatment Systems

We design, manufacture and market a complete line of high performance thermoplastic corrugated pipe and related water management products for use in a wide range of end markets. Our product line includes: single, double and triple wall corrugated polypropylene and polyethylene pipe ("Pipe"), plastic leachfield chambers and systems, septic tanks and accessories (or "Infiltrator"), and a variety of additional water management products ("Allied Products & Other" or "Allied Products") including: storm retention/detention and septic chambers ("Chambers"); polyvinyl chloride drainage structures ("Structures"); fittings ("Fittings"); and water quality filters and separators ("Water Quality"). We also sell various complementary products distributed through resale agreements, including geotextile products, drainage grates and other products ("Other Resale"). The table below summarizes the percentage of Net Sales for Pipe, Infiltrator, International and Allied Products & Other.

	2024	2023	2022
Pipe	53.7 %	55.9 %	55.6 %
Infiltrator	15.6 %	14.4 %	16.6 %
International	7.2 %	7.2 %	7.4 %
Allied Products & Other	23.5 %	22.5 %	20.4 %

Our products and engineering project designs have been continuously and frequently recognized by the industry. This includes being honored many times during the past decade as the Plastics Pipe Institute's Project of the Year. We have won

numerous awards from organizations such as the American Society of Testing & Materials ("ASTM"), the American Society of Civil Engineers, and many others.

Pipe

Dual Wall Corrugated Pipe - Our N-12 pipe is a dual wall high-density polyethylene ("HDPE") pipe with a corrugated exterior for strength and a smooth interior wall for hydraulics and flow capacity. Our N-12 pipe competes in the storm sewer and drainage markets that are also served by concrete pipe. Our N-12 pipe is available in a wide range of diameters and sections of length. N-12 provides joint integrity, with integral bell and spigot joints for fast push-together installations and is sold either with watertight or soil-tight coupling and fitting systems. Our corrugated polyethylene pipe offers many benefits including ease of installation, job-site handling and resistance to corrosion and abrasion. Corrugated pipe can easily be cut or coupled together, providing precise laying lengths while minimizing installation waste and difficulty.

HP Storm Pipe and SaniTite HP Pipe - Our HP Storm pipe utilizes polypropylene ("PP") resin, which provides: (i) increased pipe stiffness relative to HDPE; (ii) higher Environmental Stress Crack Resistance ("ESCR"); and (iii) improved thermal properties, which improves joint performance. These improved physical characteristics result in a reduced need for select backfill, which creates installation savings for customers and expands the range of possible product applications.

Our SaniTite HP pipe utilizes the same polypropylene resins as our HP Storm pipe but includes a smooth third exterior wall in 30" to 60" pipe. The highly engineered polypropylene resin along with the triple wall design enables SaniTite HP to surpass the stiffness requirement for sanitary sewer applications. SaniTite HP offers cost and performance advantages relative to reinforced concrete pipe (such as improved hydraulics and better joint integrity) and polyvinyl chloride ("PVC") pipe (such as impact resistance).

Single Wall Corrugated Pipe - Our single wall corrugated HDPE pipe is ideal for drainage projects where flexibility, light weight and low cost are important. Single wall HDPE pipe products have been used for decades in agricultural drainage, highway edge drains, septic systems and other construction applications. In the agricultural market, improved technology has highlighted the favorable impact of drainage on crop yields. For homeowners, it is an economical and easily installed solution for downspout run-off, foundation drains, driveway culverts and general lawn drainage. Single wall pipe is also used for golf courses, parks and athletic fields to keep surfaces dry by channeling away excess underground moisture. Standard single wall products are available in a wide range of diameters and sold in varying lengths. Pipe can be either perforated or non-perforated depending on the particular drainage application.

Triple Wall Corrugated Pipe and Smoothwall HDPE Pipe - Our ADS-3000 Triple Wall pipe, small diameter triple wall corrugated pipe, consists of a corrugated polyethylene core molded between a smooth white outer wall and a smooth black inner wall. This combination of the three-wall design adds strength and stiffness, while reducing weight as compared to PVC 2729. Triple Wall is produced and sold through our distribution network. We also manufacture smoothwall HDPE pipe sold into the residential drainage and onsite septic systems markets.

Infiltrator

Infiltrator is the leading designer and manufacturer of highly engineered plastic chambers, synthetic aggregate leachfields, combined treatment and dispersal systems, plastic tanks, active treatment systems, and related accessories that are used in septic systems and decentralized commercial wastewater treatment systems. The onsite wastewater (septic) market is heavily reliant on rural homes and communities that do not have access to centralized sewer and will require an onsite wastewater or septic solution. Onsite wastewater technologies are scalable and can easily meet the needs of churches, schools, light commercial and small community construction projects.

Leachfield Products – Our Quick4 and Arc line of septic leachfield chambers are injection molded using recycled polyolefin materials. There are Quick4 and Arc line chamber models available to meet a wide variety of regulatory and market needs. The Quick4 and Arc chambers are engineered for strength and performance, easy to install, and offer the user greater design flexibility, including a smaller footprint, as compared with traditional stone and pipe products. The product advantages are cost savings on labor, materials and time savings on the job.

EZflow - EZflow synthetic aggregate bundles replace stone and pipe leachfields for effluent and drainage applications. The EZflow proprietary products are a modular design that incorporates recycled polystyrene aggregate bundles and corrugated polyethylene pipe that act as a replacement to the traditional materials stone and pipe.

Tank Products – Our Infiltrator tanks line, including our IM-Series and CM-Series septic tanks, are injection or compression molded polypropylene plastic tanks manufactured from recycled materials. Our Infiltrator tanks are available in various capacities for wastewater storage. Our IM-Series is the only two-piece construction, injection molded septic tank design in North America. In comparison to traditional concrete tanks, our Infiltrator tanks are easier to transport to the job site and require less time and energy to install.

Our IM-Series line of potable tanks are injection-molded polypropylene plastic tanks manufactured from virgin materials suitable for water reuse and drinking water storage. IM-Series potable tanks are available in various capacities for water storage. IM-Series potable tanks are commonly used in water cistern applications, such as rainwater harvesting systems.

Advanced Treatment Systems – Our Advanced Treatment Systems, previously known as Delta Treatment Systems, provide a higher level of wastewater purification through mechanical aeration wastewater for residential and commercial systems with daily flows up to 100,000 gallons per day.

Combined Treatment and Dispersal Products - Combined Treatment and Dispersal Products includes our Advanced Enviro-Septic ("AES"), previously known as Presby Treatment Dispersal Systems, and Advanced Treatment Leachfield ("ATL"). Our AES systems are proprietary combined treatment and dispersal systems made with a twelve-inch diameter corrugated extrusion product that is encapsulated in fibrous materials and geotextiles. These systems when installed in a bed of sand provide combined treatment and dispersal in the same small footprint and at a reduced cost with minimal long-term maintenance.

Our ATL product is an alternative combined treatment and dispersal system that provides advanced wastewater treatment. The ATL is a profile of polystyrene aggregates and geotextiles installed in a bed of sand.

Allied Products & Other

We produce a range of Allied Products that are complementary to our Pipe products. Our Allied Products offer adjacent technologies to our core Pipe offering, presenting a complete drainage solution for our clients and customers with this combination forming a key strategy in our sales growth, profitability and market share penetration. The practice of selling a drainage system is attractive to both distributors and end users, by providing a broad package of products that can be sold on individual projects and strengthens our competitive advantage in the marketplace. We aggressively seek and evaluate new products, technologies and regulatory changes that impact our customers' needs for Allied Products.

The underground construction industry has historically been project (not product) driven, creating the impetus for owners, engineers and contractors to seek manufacturers that deliver solution-based product portfolios. Many of the components of underground construction are related and require linear compatibility of function, regulatory approval and technology.

Storm Chambers - Our StormTech and Cultec, acquired in April 2022, chambers are used for stormwater retention, detention and "first flush" underground water storage on residential and non-residential site development along with public projects. These highly engineered chambers are injection molded or thermoformed from HDPE and PP resins into a proprietary design which provides strength, durability, and resistance to corrosion. The chambers allow for the efficient storage of stormwater volume, reducing the underground construction footprint and costs to the contractors, developers, and property owners. The chambers are open bottom, which allows for high density stacking in both storage and shipment. This freight-efficient feature drives favorable cost-competitiveness in serving long-distance export markets. These chamber systems typically incorporate our other product lines such as corrugated pipe, fabricated fittings, water quality units and geotextiles.

Structures - Our Nyloplast PVC drainage structures are used in non-residential, residential and municipal site development, road and highway construction, as well as landscaping, recreational, industrial and mechanical applications. The product family includes inline drains, drain basins, curb inlets and water control structures which move surface-collected stormwater vertically down to pipe conveyance systems. These custom structures are fabricated from sections of PVC pipe using a thermoforming process to achieve exact site-specific hydraulic design requirements. Our Nyloplast products are a preferred alternative to heavier and larger concrete structures, by offering greater design flexibility and improved ease of installation which reduces overall project costs and timelines. The structures incorporate rubber gaskets to ensure watertight connections, preventing soil infiltration which plagues competitive products.

Fittings - We produce fittings and couplings utilizing blow molding, injection molding and custom fabrication on our pipe products. Our innovative coupling and fitting products are highly complementary to our broader product suite and include both soil-tight and water-tight capabilities across the full pipe diameter spectrum. Our fittings are sold in all end markets where we sell our current pipe products.

Other Products - Our ARC, BioDiffuser, Contactor and Recharger products are chambers that are used in septic systems for residential and small volume non-residential wastewater treatment and disposal. The innovative design of our chambers are generally approved for a footprint reduction, further reducing the cost of the septic system. Injection-molded or thermoformed from HDPE or PP, these products are strong, durable, and chemical-resistant. These interconnecting chambers are favored by septic contractors because they are lightweight and easy to install, and the Arc chamber offers articulating features which increase site-specific design flexibility. The ARC chamber products are manufactured by Infiltrator.

Our Water Quality product line targets the removal of sediment, debris, oils and suspended solids throughout a stormwater rain event by separating and/or filtering unwanted pollutants.

We purchase and distribute construction fabrics and other geosynthetic products for soil stabilization, reinforcement, filtration, separation, erosion control, and sub-surface drainage. Constructed of woven and non-woven PP, geotextile products provide permanent, cost-efficient site-development solutions. Construction fabrics and geotextiles have applications in all of our end markets.

Our Inserta Tee product line consists of a PVC hub, rubber sleeve and stainless steel band. Inserta Tee is compression fit into the cored wall of a mainline pipe and can be used with all pipe material types and profiles. This product offers an easy tap-in to existing sanitary and storm sewers by limiting the excavation needed for installation compared to competitive products.

RAW MATERIALS AND SUPPLIERS

Virgin HDPE and PP resins are derivatives of ethylene and propylene, respectively. Ethylene and propylene are derived from natural gas liquids or crude oil derivatives primarily in the U.S. We currently purchase in excess of 1.1 billion pounds of virgin and recycled resin annually from approximately 525 suppliers. As a high-volume buyer of resin, we achieve economies of scale to negotiate favorable terms and pricing. Our purchasing strategies differ based on the material (virgin resin versus recycled material) ordered for delivery to our production locations. The price movements of the different materials also vary, resulting in the need to use strategies to reduce volatility and successfully pass cost increases on to our customers through timely selling price increases when needed.

We have relationships with most of the North American producers of virgin high-density polyethylene and impact copolymer polypropylene producers that manufacture the grades we need to produce our products. The North American capacity for ethylene derivatives has been expanded primarily as a result of supplies of natural gas liquids being produced through sustained oil and gas exploration and production.

Fiscal 2024 Materials Purchased



Further, we are focused on a program of continuous sustainability improvement, with approximately 360 million pounds of post-consumer and post-industrial recycled HDPE and 130 million pounds of post-consumer and post-industrial recycled polypropylene converted each year to make our products. This industry-leading program keeps millions of used bottles out of the landfill and puts them to work again for more than a hundred years as part of our infrastructure. This recycling capacity not only contributes to our sustainability initiatives through the promotion of a circular economy, but also allows us to better and more quickly serve the needs of our customers.

We leverage our raw material blending and processing technologies to produce an HDPE pipe that incorporates recycled resin. These products, which meet an ASTM International standard and an American Association of State Highway and Transportation Officials standard, replaces a majority of the virgin resin that is used with optimized recycled materials. The

Advanced Drainage Systems, Inc.

manufacturing of septic leach field chambers and tanks leverage these same core competencies in the use of recycled polypropylene material streams. ADS Recycling procures and processes recycled raw materials that can be used in products we produce and sell.

We maintain relationships with several of the largest environmental companies which provide us with post-consumer HDPE and PP recycled materials. We also maintain relationships with several key post-industrial HDPE and PP suppliers which provide us with materials that cannot otherwise be utilized in their respective production processes.

We are one of the largest domestic recyclers of HDPE and PP. We believe that we are well positioned for future growth as we add additional recycled material processing facilities, add capacity to existing facilities, and expand our supplier base for recycled and virgin resin. We anticipate continued growth in the availability of ethylene and propylene which are used to manufacture HDPE and PP, respectively.

In August 2022, we announced plans to invest $65 million near our existing headquarters to fund the development of a 110,000 square foot Engineering & Technology Center. This new facility will be dedicated to innovation across product engineering, material science and manufacturing technology and we anticipate it will open in fiscal 2025.

OUR MANUFACTURING AND DISTRIBUTION PLATFORM

We have a leading domestic and international manufacturing and distribution infrastructure, serving customers throughout the United States, Canada, Mexico and other countries worldwide through 64 manufacturing plants and 41 distribution centers, including eight manufacturing plants and seven distribution centers owned or leased by our joint ventures. In November 2023, we announced a plan to build a new pipe manufacturing facility on a 100-acre site in Lake Wales, Florida. The facility is designed with the future workforce in mind, promoting safety, efficient flow of materials and traffic, and incorporating the Company's most advanced automation technologies for the manufacturing of corrugated thermoplastic pipe.

We manufacture our corrugated pipe products using a continuous extrusion process, where polyethylene or polypropylene is extruded through a die into a moving series of corrugated U-shaped molds. We utilize customized and proprietary production equipment, which we believe produces higher quality final products and is more cost efficient than other pipe making equipment generally available in the market.

United States Pipe and Allied Product Facilities



Domestically, we can produce more than one billion pounds of pipe annually. Additional capacity is in place to support seasonal production needs and expected growth. Our production equipment is built to accept transportable molds and die tooling over a certain range of sizes, so each plant is not required to house the full range of tooling at any given time. This transportability provides us with the flexibility to optimize our capacity through centrally coordinated production planning, which helps to adapt to shifting sales demand patterns while reducing the capital needed for tooling. With our large manufacturing footprint, we can support rapid seasonal demand growth while focusing on customer service and minimizing transportation costs.

Advanced Drainage Systems, Inc.

A wide variety of production processes and expertise allow us to provide cost-effective finished goods at competitive prices delivered in a timely fashion to our customers. Our molds and machines have been designed to maximize interchangeability in order to optimize flexibility, maximize efficiency and minimize downtime. The standard fittings products (tees, wyes, elbows, etc.) that we produce and sell to connect our pipe on job sites are blow molded or injection molded at three domestic plants. In addition, customized fabricated fittings (e.g. more complex dual wall pipe reducers, bends or structures) are produced in specific North American plants. We produce storm and septic chambers, tanks and accessories using injection molding machines ranging in size.

International Presence – We own manufacturing facilities in Canada to produce our products for sale in the Canadian markets. We serve international markets primarily in Mexico, Central America and South America through joint venture operations with local partners. Our joint venture strategy has provided us with local and regional access to key markets such as Mexico, Brazil, Chile, Argentina, and Peru. Our international joint ventures produce pipe and related products to be sold in their respective regional markets. We also have wholly-owned subsidiaries that distribute our pipe and related products in Europe and the Middle East. Combining local partners' customer relationships, brand recognition and local management talent, with our world-class manufacturing and process expertise, broad product portfolio and innovation creates a powerful solution driven platform and opportunities for continued profitable international expansion.

Quality Assurance Control - We have two internal quality assurance control laboratory facilities equipped and staffed to evaluate and confirm incoming raw material and finished goods quality in addition to the quality testing that is done at our manufacturing facilities. We conduct annual safety, product and process quality audits at each of our facilities, using centralized internal resources in combination with external third-party services. In the quality area, various national and international agencies such as National Transportation Product Evaluation Program ("NTPEP"), International Association of Plumbing and Mechanical Officials ("IAPMO"), Bureau de normalisation du Québec ("BNQ"), Intertek for Canadian Standards Association ("CSA"), Entidad Mexicana de Acreditacion A.C. ("EMA") and NSF International and several state Departments of Transportation ("DOT") and municipal agencies conduct both scheduled and unscheduled audits/ inspections of our plants to verify product quality and compliance to applicable standards.

Fleet – We also operate an in-house fleet of approximately 650 tractors. Our effective shipping radius is approximately 300 miles from one of our manufacturing plants or distribution centers. The combination of a dedicated fleet and team of company drivers allows greater flexibility and responsiveness in meeting dynamic customer job site delivery expectations. We strive to achieve less than three-day lead-time on deliveries and have the added benefit of redeploying fleet and driver assets to respond to short-term regional spikes in sales activity. For deliveries that are outside an economic delivery radius of our truck fleet, common carrier deliveries are tendered to a third-party to ensure that lowest delivered freight costs are achieved while maintaining high levels of customer service. In addition, in line with our commitment to sustainability, we are continuously upgrading our tractors with state-of-the-art safety features, fuel economy, and digital technology to attract the driver of the future, reduce our total emissions and keep our drivers safe on and off the road.

Our North American truck fleet incorporates approximately 1,100 trailers that are specially designed to haul our lightweight pipe and Allied Products. These designs maximize payload versus conventional over the road trailers and facilitate the loading and unloading of our products at the various customer delivery locations. The trailer design assists in managing the fuel efficiency of our fleet by decreasing total trailer weight and aerodynamic design. The scope of fleet operations also includes backhaul throughout our network to lower our total delivered cost and increase our asset utilization.

Facility Network - Our scale and extensive network of Pipe and Allied Products facilities provide a critical cost advantage versus our competitors, as we are able to more efficiently transport products to our customers and end users and to promote faster product shipments due to our proximity to the delivery location. The optimized design of our Infiltrator chambers and tanks provides the ability to nest products, enabling us to manufacture products from one location and efficiently ship throughout North America.

SUSTAINABILITY

"Our Reason is Water" and our vision is to advance the quality of life through sustainable solutions to water management challenges. We are dedicated to providing clean water management solutions to communities and delivering unparalleled service to our customers. Our commitment to sustainability was recognized when we were named on Newsweek's list of America's Most Responsible Companies 2024.

We are focused on bringing highly engineered products to market that are both sustainable and resilient. These products assist our customers in meeting sustainability targets such as LEED or ENVISION certification while also allowing them to make needed repairs to aging infrastructure, plan for and mitigate future impacts from climate change and rapidly recover from catastrophic events when necessary. Our manufacturing facilities have no material process-related by-products released into the atmosphere, waterways, or solid waste discharge. During pipe production start-ups and size changeovers, non-compliant scrap and any damaged finished goods pipe are recycled for internal re-use.

In fiscal 2022, we announced our 10 Year Sustainability Goals, which are available on our website. The goals are a set of targets focused on the "REASON" in "Our Reason is Water" and demonstrate our commitment to leadership in environment, social and governance. The goals include: a commitment to increase our use of recycled plastic, commit to operation clean sweep for plastic pellet management, implement a supplier sustainability program, reduce our total recordable injury rate, implement closed-loop water usage at all our manufacturing locations, continue our efforts in diversity, equity and inclusion and maintain transparency in our sustainability reporting efforts. The goals are not included as part of, or incorporated by reference, into this Annual Report on Form 10-K.

SALES AND MARKETING

We believe we have one of the largest and most experienced sales and engineering forces in the industry. Offering the broadest product line in the industry enables our sales force to source the greatest number of new opportunities and more effectively cross-sell products than any of our competitors. We consistently maintain thousands of touch points with customers, civil engineers and municipal authorities, continuously educating them on new product innovations and their advantages relative to traditional products. We believe we are the industry leader in these efforts, and we view this work as an important part of our marketing strategy, particularly in promoting N-12 and SaniTite HP for storm and sanitary sewer systems, as regulatory approvals are essential to the specification and acceptance of these product lines.

Our sales and marketing strategy is divided into four components: comprehensive market coverage, diverse product offerings, readily-available local inventory and specification efforts. Our goal is to provide the distributor/owner with the most complete, readily available product line in our industry. We strive to use our manufacturing footprint, product portfolio and market expertise to efficiently service our customers.

Our sales and engineering objective is to influence, track and quote all selling opportunities as early in the project life cycle as possible. We strive to be meaningfully involved in all phases of the project cycle, including design, bidding, award and installation. Conceptual project visibility allows sales and engineering professionals the ability to influence design specifications and increase the probability of inclusion of our products in bid documents. The inclusion of our products in bid documents improves the probability of completing the sale. On-demand installation support allows us to maintain customer relationships and ensure positive installation experience. In addition to direct channel customers, we also maintain and develop relationships with federal agencies, municipal agencies, national standard regulators, private consulting engineers and architects. Our consistent interaction with these market participants enables us to continue our market penetration. This ongoing dialogue has positioned us as an industry resource for design guidance and product development and as a respected expert in water management solutions.

CUSTOMERS

We have a large, active customer base of approximately 16,000 customers, with two customers representing 10% or more of fiscal 2024 net sales. Ferguson Enterprises ("Ferguson") accounted for 13.3% and Core and Main accounted for 12.5% of fiscal 2024 net sales. Our customer base is diversified across the range of end markets that we serve.

A majority of our sales are made through distributors, including many of the largest national and independent waterworks distributors, with whom we have long-standing distribution relationships and who sell primarily to the storm sewer and sanitary sewer markets. We also utilize a network of hundreds of small to medium-sized independent distributors across the United States. We have strong relationships with major national retailers that carry drainage products. We offer the most complete line of HDPE products in the industry and are the only national manufacturer that can service the "Big-Box" retailers from coast-to-coast. We also sell to buying groups and co-ops in the United States that serve the plumbing, hardware, irrigation and landscaping markets. Selling to buying groups and co-ops provides us a further presence on a national, regional and local basis for the distribution of our products. Our preferred vendor status with these groups allows us to reach thousands of locations in an effective manner. Members of these groups and co-ops generally are independent businesses with strong relationships and brand recognition with smaller contractors and homeowners in their local markets. The combination of our large sales force, long-standing retail and contractor customer relationships and extensive network of manufacturing and distribution facilities complements and strengthens our broad customer and market coverage.

Our customer service organization is supplemented by the employees of our manufacturing plants, distribution centers and drivers of our tractor-trailers. In conjunction with our field sales and engineering team, this highly trained and competent staff allows us to maintain more customer touch points and interaction than any of our competitors.

Advanced Drainage Systems, Inc.

SEASONALITY

Historically, sales of our products have been higher in the first and second quarters of each fiscal year due to favorable weather and longer daylight conditions accelerating construction activity during these periods. Seasonal variations in operating results may also be impacted by inclement weather conditions, such as cold or wet weather, which can delay projects. In the non-residential, residential and infrastructure markets in the northern United States and Canada, construction activity typically begins to increase in late March and is slower in December, January and February. In the southern and western United States, Mexico, Central America and South America, the construction markets are less seasonal. The agricultural drainage market is concentrated in the early spring just prior to planting and in the fall just after crops are harvested prior to freezing of the ground in winter.

COMPETITION

We operate in a highly fragmented industry and hold leading positions in multiple market sectors. Competition, including our competitors and specific competitive factors, varies for each market sector. Our products are generally lighter, more durable, more cost effective and easier to install than comparable alternatives made with traditional materials. Following our entrance into the non-residential construction market with the introduction of N-12 corrugated HDPE pipe in the late 1980s, our pipe has been displacing traditional materials, such as reinforced concrete, corrugated steel and PVC, across an ever-expanding range of end markets, including non-residential, residential, agriculture and infrastructure applications. In the United States, our nationwide footprint combined with our strong local presence and broad product offering make us the leader in an otherwise highly fragmented sector comprised of many smaller competitors.

We believe the principal competitive factors for our market sectors include local selling coverage, product availability, breadth and cost of products, technical knowledge and expertise, customer and supplier relationships, reliability and accuracy of service, effective use of technology, delivery capabilities and timeliness, pricing of products, and the provision of credit. We believe that our competitive strengths and strategy allow us to compete effectively in our market sectors.

The stormwater drainage industry, in particular, is highly fragmented with many smaller specialty and regional competitors providing a variety of product technologies and solutions. We compete against concrete pipe, corrugated steel pipe and PVC pipe producers on a national, regional and local basis. In addition, there are many HDPE pipe producers in the United States. We believe we are the only corrugated HDPE pipe producer with a national footprint, and our competitors operate primarily on a regional and local level.

INTELLECTUAL PROPERTY

We rely upon a combination of patents, trademarks, trade names, licensing arrangements, trade secrets, know-how and proprietary technology in order to secure and protect our intellectual property rights, both in the United States and in foreign countries.

We seek to protect our new technologies with patents and trademarks and defend against patent infringement allegations. We hold a significant amount of intellectual property rights pertaining to product patents, process patents and trademarks. We continually seek to expand and improve our existing product offerings through product development and acquisitions. Although our intellectual property is important to our business operations and in the aggregate constitutes a valuable asset, we do not believe that any single patent, trademark or trade secret is critical to the success of our business as a whole. We cannot be certain that our patent applications will be issued or that any issued patents will provide us with any competitive advantages or will not be challenged by third parties.

In addition, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, including contractual protections with employees, distributors and others. See "Item 1A. Risk Factors - Risks Relating to Our Business - *If we are unable to protect our intellectual property rights, or we infringe on the intellectual property rights of others, our ability to compete could be negatively impacted*."

HUMAN CAPITAL RESOURCES

At the core of the Company's history are the people, many of whom have been with the Company for several decades. We are dedicated to fostering an inclusive culture, empowering employees and communities by embracing the dynamics of different backgrounds, experiences and perspectives. We are committed to creating an environment where employees feel valued, respected, and fully engaged to contribute to our future success. The ability to recruit, retain, develop and protect our global workforce is key to our success. In addition to providing competitive compensation and benefits, this includes the following categories: Health and Safety; Values; Diversity, Equity & Inclusion; and Training.

Advanced Drainage Systems, Inc.

Employees - As of March 31, 2024, in our domestic and international operations, the Company and its consolidated subsidiaries had both hourly personnel and salaried employees. As of March 31, 2024, approximately 230 hourly personnel in our Mexican joint venture were covered by collective bargaining agreements. Five employees at one US location are negotiating a collective bargaining agreement.

	March 31, 2024	March 31, 2023
Employees by Region		
United States	5,100	5,195
Canada	345	340
Other	260	335
Total	5,705	5,870
Employees by Type		
Hourly	3,845	3,885
Salary	1,860	1,985
Total	5,705	5,870

Health and Safety – Employee safety is our highest priority and a key component of our company culture. Our operations follow a comprehensive, proactive safety and health management system that includes a collaborative process to find and fix workplace hazards prior to injury occurrence. Our U.S. facilities follow the Occupational Safety and Health Act ("OSHA") safety and health general industry standards under the Department of Labor and Federal Motor Carrier Safety Administration under the Department of Transportation, as required by law; our Canadian facilities follow the Canada Occupational Health and Safety Regulations under the Canada Labour Code for the Minister of Labour and Canada Motor Vehicle Safety Standards ("CMVSS") under Transport Canada as required by law; and our Mexico locations follow the NOMs as required by the Federal Labor Law for the Labor Ministry ("STPS") and Secretary of Communication and Transportation as required by law.

Values – Our success as a company is built on the Honesty, Professionalism, and Core Values of our employees, directors, and agents. These three tenets serve as the guiding principles of our Code of Business Conduct and Ethics (the "Ethics Code").

- Honesty: We believe in always being honest in dealing with our customers, suppliers, and others and complying with all laws and regulations applicable to our business at all levels.
- Professionalism: We believe in providing our products and services in a prompt and professional manner, gaining the loyalty and trust of our customers and suppliers.
- Core Values: We believe in certain "core values" centered upon ensuring quality throughout our product and organization for long-term growth and profitability.

The Ethics Code provides a framework by which we maintain the highest ethical standards in the conduct of our business and is an integral part of implementing our vision of ethically and sustainably maximizing value. All members of our organization are expected to adhere to each of the policies of the Ethics Code, while also employing good ethical judgment. The Ethics Code provides guidelines in relation to conflicts of interest, fair dealing, confidential information and intellectual property, fair employment practices, environmental health and safety, and improper payments to third parties, among many other areas of ethical business conduct.

Diversity, Equity and Inclusion – As a global company, we are dedicated to fostering an inclusive culture, empowering employees and communities by embracing the dynamics of different backgrounds, experiences and perspectives. We are committed to creating an environment where employees feel valued, respected, and fully engaged to contribute to our future success.

We base hiring and promotional decisions on job qualifications, such as work records, performance history and length of service, to ensure equal opportunity to all. We also ensure equal opportunity across all relevant aspects of employment such as recruiting, job assignment, compensation, benefits, transfers, promotional opportunities, Company sponsored training, and recreation programs, among others.

Training – Our operational and management training programs are core to our commitment and enablement of a safe and productive manufacturing environment. Through our ADS Academy, we deliver targeted role-specific training to our operations team members through a blended curriculum of online and hands-on training experiences covering safety, quality, product knowledge and manufacturing process. Our learning management system serves as the foundation of our operational training programs and provides us with appropriate scale, efficiency, and governance to support our growth. We have a strong commitment to the training of our manufacturing supervisors and managers in technical, management, and leadership subjects through intense role-based assimilation plans, e-learning and classroom-based development experiences.

REGULATION

Our operations are affected by various statutes, regulations and laws in the markets in which we operate, which historically have not had a material effect on our business. We are subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, the environment, health and safety, transportation, labor and employment practices, competition, immigration and other matters. Additionally, building codes may affect the products our customers are allowed to use, and, consequently, changes in building codes may affect the salability of our products. The transportation and disposal of many of our products are also subject to federal regulations. We are subject to safety requirements governing interstate operations prescribed by the U.S. Department of Transportation ("U.S. DOT"). Vehicle dimensions and driver hours of service also remain subject to both federal and state regulation.

We have been able to consistently capitalize on changes in both local and federal regulatory statutes relating to storm and sanitary sewer construction, repair and replacement. Most noteworthy is the Federal Clean Water Act of 1972 and the subsequent EPA Phase I, II and sustainable infrastructure regulations relating to storm sewer construction, stormwater quantity, stormwater quality, and combined sewer separation. Our diversity of products offering a solution-based selling approach coupled with detailed market knowledge makes us an integral industry resource in both regulatory changes and compliance.

An important element of our growth strategy has been our focus on industry education efforts to drive regulatory approvals for our core HDPE products at national, state and local levels. We employ field-based engineers who work closely with government agencies to obtain regulatory approvals for our products, and also with civil engineering firms to specify our products on non-residential construction and road-building projects. Additional state and local regulatory approvals will continue to present new growth opportunities in new and existing geographic markets for us. For example, in November 2022, we announced that the Texas Department of Transportation released a new special specification to approve the use of thermoplastic pipe in storm sewer and culvert applications. The trend of substituting traditional materials for HDPE and PP is expected to continue as more states and municipalities recognize the benefits of our HDPE N-12 pipe and our polypropylene HP pipe by approving it for use in a broader range of applications.

Our Infiltrator products are used primarily in onsite septic and decentralized wastewater treatment systems and cannot be sold without a regulatory approval. We have a dedicated regulatory team with a track record of gaining favorable regulatory approvals and advancing policy and legislation. Over the past 10 years, the team has successfully embarked in over 100 regulatory initiatives increasing the addressability and size of markets across the U.S. and Canada.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

We are subject to a broad range of foreign, federal, state and local environmental, health and safety laws and regulations, including those pertaining to air emissions, water discharges, the handling, disposal and transport of solid and hazardous materials and wastes, the investigation and remediation of contamination and otherwise relating to health and safety and the protection of the environment and natural resources. To a limited extent, our current and past operations, and those of many of the companies we have acquired, involve materials that are, or could be classified as, toxic or hazardous. There is an inherent risk of contamination and environmental damage in our operations and the products we handle, transport and distribute. See "Item 1A. Risk Factors — Risks Relating to Our Business — *We could incur significant costs in complying with environmental, health and safety laws or permits or as a result of satisfying any liability or obligation imposed under such laws or permits*."

PRACTICES RELATED TO WORKING CAPITAL ITEMS

Information about the Company's working capital practices is incorporated herein by reference to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K.

CORPORATE AND AVAILABLE INFORMATION

We were founded in 1966 and are a Delaware corporation. Our principal executive offices are located at 4640 Trueman Boulevard, Hilliard, Ohio 43026, and our telephone number at that address is (614) 658-0050. Our corporate website is www.adspipe.com.

Advanced Drainage Systems, Inc.

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, ("Exchange Act") are filed with the SEC. We are subject to the informational requirements of the Exchange Act and file or furnish reports, proxy statements, and other information with the SEC. Such reports and other information filed by the Company with the SEC are available free of charge on our website at *www.adspipe.com* when such reports are available on the SEC's website. We use our *www.adspipe.com* website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor such portions of *www.adspipe.com* in addition to following press releases, SEC filings and public conference calls and webcasts. The contents of the websites are not incorporated into this filing. Further, our references to these websites are intended to be inactive textual references.

Item 1A.   Risk Factors

Please carefully consider the risks described below, together with all other information included or incorporated by reference in this Annual Report on Form 10-K. If any of the following risks actually occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In these circumstances, the market price of our common stock could decline significantly.

Risks Relating to Our Business

Fluctuations in the price and availability of resins, our principal raw materials, and our inability to obtain adequate supplies of resins from suppliers and pass on resin price increases to customers could adversely affect our business, financial condition, results of operations and cash flows.

Resin prices fluctuate substantially as a result of changes in crude oil and natural gas prices, changes in existing processing capabilities and the capacity of resin suppliers. Polypropylene resin suppliers are limited, high-density polyethylene suppliers are geographically concentrated, and supply of recycled resin is also limited. Supply interruptions could arise from disruptions to existing petrochemical capacity and recycled resin sources caused by labor disputes and shortages, weather conditions or natural disasters affecting supplies or shipments, transportation disruptions or other factors beyond our control. An extended disruption in the timely availability of raw materials from our key suppliers would result in a decrease in our revenues and profitability. Additionally, our customers' production schedules could be impacted by these shortages, which could result in reduced sales of our products.

Inflation in these raw material costs could also result in significant cost increases, further affecting our business. Our ability to maintain profitability heavily depends on our ability to pass through to our customers any increase in raw material costs. If increases in the cost of raw materials cannot be passed on to our customers, our business, financial condition, results of operations and cash flows will be adversely affected. Conversely, in the event that there is deflation, we may experience pressure from our customers to reduce prices. We may not be able to reduce our cost base to offset any such price concessions which could adversely impact our results of operations and cash flows.

Any disruption or volatility in general business and economic conditions in the markets in which we operate could have a material adverse effect on the demand for our products and services.

The markets in which we operate are sensitive to regional, U.S. and worldwide economic conditions, including availability of credit, interest rates, inflation, fluctuations in capital and business and consumer confidence. The difficult conditions in these markets and the overall economy affect our business in a number of ways. For example:

- The volatility of the U.S. economy, including recent volatility experienced in 2023 in the banking sector and recent bank failures, can have an adverse effect on our sales that are dependent on the non-residential construction market if participants in this industry may postpone spending or are otherwise unable to secure financing for construction projects.
- Our business depends upon general activity levels in the agriculture market. The nature of the agriculture market is such that a downturn in demand can occur suddenly, resulting in excess inventories, underutilized production capacity and reduced prices for pipe products.
- Shifts in residential housing trends (urban vs. suburban), homeowner demographics, increasing mortgage rates, and consumers ability to finance home construction impact demand for our products.
- Demand for our products and services depend to a significant degree on spending on infrastructure. Infrastructure spending is affected by a variety of factors beyond our control, including interest rates, inflation, availability and commitment of public funds for municipal spending and highway spending and general economic conditions.

Weakness in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows. Bank failures and market disruptions could impact banks used by our customers, which could negatively affect our customers. Delays in the placement of new orders and extended uncertainties may reduce future sales of our products and services. The revenue growth and profitability of our business depends on the overall demand for our product and services. We may have to close under-performing facilities as warranted by general economic conditions and/or weakness in the markets in which we operate. In addition to a reduction in demand for our products, these factors may also reduce the price we are able to charge for our products and restrict our ability to pass raw material cost increases to our customers. This, combined with an increase in excess capacity, will negatively impact our profitability, cash flows and our financial condition, generally.

Demand for our products and services could decrease if we are unable to compete effectively, and our success depends largely on our ability to convert current demand for competitive products into demand for our products.

Competitors may have financial and other resources that are greater than ours and may be better able to withstand price competition and inflationary pressures. In addition, consolidation by industry participants could result in competitors with increased market share, larger customer bases, greater diversified product offerings and greater technological and marketing expertise, which would allow them to compete more effectively against us. Moreover, our competitors may develop products that are superior to our products or may adapt more quickly to new technologies or evolving customer requirements. In many markets in which we operate there are no significant entry barriers that would prevent new competitors from entering the market, especially on the local level, or existing competitors from expanding in the market. Increased competition by existing and future competitors could result in reductions in sales, prices, volumes and gross margins that would materially adversely affect our business, financial condition, results of operations and cash flows. Furthermore, our success will depend, in part, on our ability to maintain our market share, generate adequate demand for our products and gain market share from competitors.

We may be affected by global climate change or by legal, regulatory or market responses to such change.

Many of our products are made from a material whose manufacturing process involves the emission of carbon dioxide, a greenhouse gas ("GHG") that scientists have attributed as a cause of climate change. Our products require transportation from our facilities to the site where they are used, which consumes energy. Concern over climate change, including the impact of global warming, has led to federal, state, and international efforts to limit GHG emissions. Although it is uncertain what actions various governmental bodies will take to address the effects of climate change and to achieve goals in response to the effects of climate change, including in what timeframe those actions would be implemented, new laws or regulations could directly and indirectly affect our customers and suppliers (through an increase in the cost of production or their ability to produce satisfactory products) and our business (through the impact on our inventory availability, cost of sales, operations or demands for the products we sell). Until the timing, scope and extent of any regulation becomes known, we cannot predict its effect on our cost structure or our operating results, but it is likely our costs will increase in relation to any climate change legislation and regulations concerning GHG, which could have an adverse effect on our future financial position, results of operations or cash flows.

In January 2022, we communicated our initial 10-year goals regarding sustainability. To reduce our environmental impact, we have committed to pursuing science-based targets consistent with limiting global temperature increase to 1.5°C above pre-industrial levels. We are working to define absolute targets for reduction of scope 1 (direct) & 2 (indirect) greenhouse gas emissions that align with limiting future temperature rise to 1.5°C above baseline. These goals reflect our current plans and there is no guarantee that they will be achieved. Our ability to achieve any goal is subject to factors and conditions, many of which are outside of our control, including technology, or the availability of recycled resin.

In March 2024, the SEC adopted final rules on climate-related disclosure, which require issuers to make a significant amount of climate-related disclosure, including, among others, material scope 1 and scope 2 greenhouse gas, or GHG, emissions, climate-related financial metrics, climate-related strategy, governance, targets and goals, that could significantly increase compliance burdens and associated regulatory costs and complexity.

In addition, regardless of whether governmental bodies enact legislation to address climate change and reduce GHG emissions or we achieve our 10-year goals, the public perception of carbon-intensive industries may change adversely over time and additional focus on environmental, social and governance issues by the public and/or investors may harm our business as it could damage our reputation, require us to expend resources in reducing our net carbon emissions, or reduce demand for our products, which could adversely impact our results of operations and cash flows.

Our results of operations could be adversely affected by the effects of weather.

Most of our business units experience seasonal variation as a result of the dependence of our customers on suitable weather to engage in construction projects. Generally, during the winter months, construction activity declines due to inclement weather, frozen ground and shorter daylight hours. In addition, to the extent that hurricanes, severe storms, floods, other natural disasters or similar events occur in the geographic regions in which we operate, our results of operations may be adversely affected. We anticipate that fluctuations of our operations results from period to period due to seasonality will continue in the future.

Notwithstanding our commitment to advancing sustainable business practices, climate change may also have adverse physical or financial impacts on our business to the extent that it causes more severe or more frequent major storm events, flooding, drought-induced wildfires, or other shifts in weather patterns. Increases in the intensity and frequency of acute weather events have been linked to climate change, and this risk may increase to the extent global warming continues or is unabated. These types of extreme weather events may include disruptions to operations or production, disruptions to supply chains or damage to our physical plants, which could lead to reduced financial performance of our business.

The loss of any of our significant customers could adversely affect our business.

Our success will depend, in part, on our ability to maintain the quality of our customer service, and selling and marketing efforts, as well as our ability to develop long-term relationships with our customers. Our ten largest customers generated approximately 43% of our net sales in fiscal 2024. Because we do not have long-term arrangements with many of our customers, such customers may cease purchasing our products without notice or upon short notice to us. In addition, consolidation among customers could also result in a loss of some of our present customers to our competitors. The loss of one or more of our significant customers, a significant customer's decision to purchase our products in significantly lower quantities than they have in the past, or deterioration in our relationship with any of them could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Because our business is working capital intensive, we rely on our ability to manage our supply purchasing and customer credit policies.

The majority of our net sales volume is facilitated through the extension of credit to our customers whose ability to pay is dependent, in part, upon the economic strength of the industry in the areas where they operate. The inability of our customers to pay in a timely manner, or at all, would adversely affect our business, financial condition, results of operations and cash flows. Furthermore, our collections efforts with respect to non-paying or slow-paying customers could negatively impact our customer relations going forward.

Our operations are working capital intensive, and our inventories, accounts receivable and accounts payable are significant components of our net asset base. We manage our inventories and accounts payable through our purchasing policies and our accounts receivable through our customer credit policies. If we fail to adequately manage our supply purchasing or customer credit policies, our working capital and financial condition may be adversely affected.

We may be unable to successfully integrate businesses to realize the anticipated benefits of acquisitions or do so within the intended timeframe.

We have completed and may complete additional acquisitions in the future. The success of any acquisition, including anticipated synergies, benefits and cost savings, will depend, in part, on our ability to successfully combine and integrate our current operations with the acquisition. If we experience difficulties with the integration process or other unforeseen costs, the anticipated benefits and cost savings of the acquisition may not be realized fully or may take longer to realize than expected. The integration planning and implementation process will result in significant costs and divert management attention and resources. These integration matters could have an adverse effect on our combined company for an undetermined period after completion of the acquisition. In addition, the actual cost savings of the acquisition could be less than anticipated, or otherwise offset by other factors.

Our international operations expose us to political, economic and regulatory risks not normally faced by businesses that operate only in the U.S. As a result of our international operations, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar foreign anti-corruption laws.

Our international operations are subject to risks similar to those affecting our operations in the U.S. in addition to a number of other risks, including: difficulties in enforcing contractual and intellectual property rights; impositions or increases of withholding and other taxes on remittances and other payments by subsidiaries and affiliates; exposure to different or changing legal standards, including potential changes in government mandated regulatory product standards in those countries in which we or our joint ventures operate; fluctuations in currency exchange rates; impositions or increases of investment and other restrictions by foreign governments; the requirements of a wide variety of foreign laws; political and economic instability; war; and difficulties in staffing and managing operations, particularly in remote locations.

The U.S. Foreign Corrupt Practices Act ("FCPA") and similar foreign anti-corruption laws generally prohibit companies and their intermediaries from making improper payments or providing anything of value to wrongfully influence foreign government officials for the purpose of obtaining or retaining business or obtaining an unfair advantage, and generally require companies to maintain accurate books and records and internal controls, including at foreign controlled subsidiaries. Our internal policies provide for compliance with all applicable anti-corruption laws for both us and for our joint venture operations. Our continued operation and expansion outside the U.S., including in developing countries, could increase the risk of such violations in the future. Despite our training and compliance programs, our internal control policies and procedures may not always protect us from unauthorized, reckless or criminal acts committed by our employees, agents or joint venture partners.

Conducting a portion of our operations through joint ventures exposes us to risks and uncertainties, many of which are outside of our control.

With respect to our existing joint ventures, any differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues. We also cannot control the actions of our joint venture partners, including any nonperformance, default or bankruptcy of our joint venture partners. We may be unable to control the quality of products produced by the joint ventures or achieve consistency of product quality as compared with our other operations. In addition to net sales and market share, this may have a material negative impact on our brand and how it is perceived thereafter. Moreover, if our partners also fail to invest in the joint venture in the manner that is anticipated or otherwise fail to meet their contractual obligations, the joint ventures may be unable to adequately perform and conduct their respective operations, requiring us to make additional investments or perform additional services to ensure the adequate performance and delivery of products and/or services to the joint ventures' customers, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to successfully expand into new products.

We may develop new products and processes based on our existing manufacturing, design and engineering capabilities and services. Our business depends in part on our ability to identify future products and product lines that complement existing products and product lines and that respond to our customers' needs. We may not be able to compete effectively unless our product selection keeps up with trends in the markets in which we compete or trends in new products. In addition, our ability to integrate new products and product lines into our distribution network could impact our ability to compete. Furthermore, the success of new products and new product lines will depend on market demand and there is a risk that new products and new product lines will not deliver expected results, which could negatively impact our future sales and results of operations.

We continue to invest in our initiatives. If we fail to implement these initiatives as expected, our business, financial condition, and results of operations could be adversely affected.

Our financial performance and future growth depend on our management's ability to successfully implement our initiatives. Our operational initiatives are focused on capacity expansion, automation, safety, order management and transportation. Automation in our plants will allow for production efficiency and improved safety for plant personnel. Any failure to successfully implement these initiatives and related strategies could adversely affect our business, financial condition, and results of operations, including increases in our severance and impairment charges.

We are affected by increased fuel and energy prices, and our inability to obtain sufficient quantities of fuel to operate our in-house delivery fleet.

Prices and availability of petroleum products are subject to political, economic and market factors that are outside our control. We consume a large amount of energy and petroleum products in our operations, including the manufacturing process and delivering products to our customers by our in-house fleet. While we utilize a diesel hedging program associated with our in-house fleet to mitigate against higher fuel prices, our operating profit will be adversely affected if we are unable to obtain the energy and fuel we require or to fully offset the anticipated impact of higher energy and fuel prices through increased prices or surcharges to our customers or through other hedging strategies. If shortages occur in the supply of energy or necessary petroleum products and we are not able to pass along the full impact of increased energy or petroleum prices to our customers, our business, financial condition, results of operations and cash flows would be adversely affected.

Internally manufacturing our products at our own facilities subjects our business to risks associated with manufacturing processes and supply chain disruption.

We internally manufacture our own products at our facilities with substantial fixed costs. While we maintain insurance covering our facilities and have significant flexibility to manufacture and ship our own products from various facilities, a loss of the use of our facilities, whether short or long-term, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our business interruption insurance may not be sufficient to offset the lost revenues or increased costs that we may experience during a disruption of our operations.

Unexpected failures of our equipment and machinery may result in production delays, revenue loss and significant repair costs, injuries to our employees, and customer claims. Increasing manufacturing capacity requires successful execution of capital projects, including adding, upgrading and replacing equipment, which may be subject to supply chain delays for equipment or parts. Global supply chain disruptions and the related impacts on our third-party suppliers to deliver the raw materials, components, systems and parts that we need to manufacture and service our products could also adversely impact our production. Any interruption in production may limit our ability to supply enough products to customers and may require us to make capital expenditures, which could have a negative impact on our profitability and cash flows.

The nature of our business exposes us to construction defect and product liability claims as well as other legal proceedings.

We are exposed to construction defect and product liability claims relating to our various products if our products do not meet customer expectations. Such liabilities may arise out of the quality of raw materials we purchase from third-party suppliers. We also operate a large fleet of trucks and other vehicles and therefore face the risk of traffic accidents. We cannot make assurances that our insurance will provide adequate coverage against claims or that we will be able to obtain such insurance on acceptable terms in the future, if at all.

From time to time, we are also involved in government inquiries and investigations, as well as consumer, employment, tort proceedings and other litigation. We cannot predict with certainty the outcomes of these legal proceedings and other contingencies. The outcome of some of these legal proceedings and other contingencies could require us to take actions which would adversely affect our operations, negatively impact customer confidence in us and our products or could require us to pay substantial amounts of money. Additionally, defending against these lawsuits and proceedings may involve significant expense and diversion of management's attention and resources from other matters.

Our operations are affected by various laws and regulations in the markets in which we operate, including government mandated regulatory product standards, and our failure to obtain or maintain approvals by municipalities, state departments of transportation, engineers and developers may affect our results of operations.

While we are not engaged in a regulated industry, we are subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, the environment, health and safety, transportation, labor and employment practices (including pensions), competition, immigration and other matters. Approvals by municipalities, the U.S. and state departments of transportation, engineers and developers may affect the products our customers are allowed to use, and, consequently, failure to obtain or maintain such approvals may affect the salability of our products. Building codes may also affect the products our customers use, and, consequently, changes in building codes may also affect the salability of our products. Changes in applicable regulations governing the sale of some of our products, including changes in government mandated regulatory product standards in countries in which we or our joint ventures operate, could increase our costs. In addition, changes to applicable tax laws and regulations could increase our costs of doing business. We may incur material costs or liabilities in connection with regulatory requirements.

We deliver products to many of our customers through our own fleet of vehicles. The U.S. DOT regulates our operations in domestic interstate commerce. Vehicle dimensions and driver hours of service are subject to both federal and state regulation. More restrictive limitations on vehicle weight and size, trailer length and configuration, or driver hours of service could increase our costs, which, if we are unable to pass these cost increases on to our customers, would reduce our gross profit and net income (loss) and increase our selling, general and administrative expenses.

We cannot predict whether future developments or changes in law, regulations or government mandated product standards will affect our business, financial condition and results of operations in a negative manner. Similarly, we cannot assess whether we will be successful in meeting future demands of regulatory agencies in a manner which will not materially adversely affect our business, financial condition, results of operations and cash flows.

Interruptions in the proper functioning of information technology systems could disrupt operations and cause unanticipated increases in costs, decreases in revenues, or both. The implementation of our technology initiatives could disrupt our operations in the near term, and our technology initiatives might not provide the anticipated benefits or might fail.

Because we use our information technology ("IT") systems to, among other things, manage inventories and accounts receivable, make purchasing decisions and monitor our results of operations, the proper functioning of our IT systems is important to the successful operation of our business. Although our IT systems are protected through physical and software safeguards and remote processing capabilities exist, IT systems are still vulnerable to natural disasters, power losses, unauthorized access, telecommunication failures and other problems. If critical IT systems fail, or are otherwise unavailable, our ability to process orders, track credit risk, identify business opportunities, maintain proper levels of inventories, collect accounts receivable and pay expenses and otherwise manage our business units would be adversely affected.

Management uses IT systems to support decision making and to monitor business performance. We may fail to generate accurate financial and operational reports essential for making decisions at various levels of management. In addition, if we do not maintain adequate controls such as reconciliations, segregation of duties and verification to prevent errors or incomplete information, our ability to operate our business could be limited.

We have made, and will continue to make, significant investments in technology. Our technology initiatives are designed to provide our customers a better order management and fulfillment experience, streamline our manufacturing operations and improve the quality of our internal control environment. The cost and potential problems and interruptions associated with the implementation of our technology initiatives could disrupt or reduce the efficiency of our operations in the near term. In addition, our new or upgraded technology might not provide the anticipated benefits, take longer than expected to realize the anticipated benefits or might fail altogether. The occurrence of such issues could have a material adverse effect on our business financial condition and results of operations.

Cybersecurity incidents may threaten our confidential information, disrupt operations and result in harm to our reputation and adversely impact our business and financial performance.

In the conduct of our business, we collect, use, transmit and store data on information systems, which are vulnerable to disruption and an increasing threat of continually evolving cybersecurity risks. Cybersecurity incidents across industries are sophisticated and frequent and may range from uncoordinated individual attempts to targeted measures. These incidents include but are not limited to, malicious software or viruses, including "ransomware" attempts to gain unauthorized access to, or otherwise disrupt, our information systems, attempts to gain unauthorized access to business, proprietary or other confidential information, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data. New developments in the fields of generative artificial intelligence ("AI"), machine learning, and robotics may create new vulnerabilities and cybersecurity risks. Cybersecurity failures may be caused by employee error, malfeasance, other corporate or governmental actors, system errors or vulnerabilities, including vulnerabilities of our vendors, suppliers, and their products.

While we have been subject to cybersecurity incidents in the past that (based on information known to date) did not have a material impact on our financial condition or results of operations, we may experience such incidents in the future, potentially with more frequency or sophistication which may have a material impact on our financial condition or results of operations. The occurrence of any of these events could adversely affect our reputation and could result in litigation, regulatory action, financial loss, project delay claims and increased costs and operational consequences of implementing further data protection systems.

Failures of our IT systems as a result of cybersecurity incidents or other disruptions could result in a breach of critical operational or financial controls and lead to a disruption of our operations, commercial activities or financial processes. Cybersecurity incidents or other disruptions impacting significant customers and/or suppliers could also lead to a disruption of our operations. Our attempts to safeguard our systems and mitigate potential risks may not be sufficient to prevent cyberattacks or security breaches that manipulate or improperly use our systems or networks, compromise confidential or otherwise protected information, destroy or corrupt data, or otherwise disrupt our operations. The occurrence of such events could have a material adverse effect on our business financial condition and results of operations.

All of these risks are also applicable where we rely on outside vendors to provide services. We are dependent on third-party vendors to operate secure and reliable systems which may include data transfers over the internet. Any events which deny us use of vital operating or information systems may seriously disrupt our normal business operations. Additionally, our key partners, distributors or suppliers could experience a compromise of their information security due to a cybersecurity incident, which may have an impact on our business and financial performance.

Our success depends upon our ability to control labor costs and to attract, train and retain highly qualified employees and key personnel.

To be successful, we must attract, train and retain a large number of highly qualified employees while controlling related labor costs. Our ability to control labor costs is subject to numerous external factors, including prevailing wage rates and health and other insurance costs. The market for highly qualified employees remains competitive and may not be able to attract or retain highly qualified employees in the future, including those employed by companies we acquire. None of our domestic employees are currently covered by collective bargaining or other similar labor agreements. However, if a number of our employees were to unionize, the effect on us may be negative.

In addition, our business results of operations depend largely upon our chief executive officer and senior management team as well as our plant managers and sales personnel, including those of companies acquired, and their experience, knowledge of local market dynamics and specifications and long-standing customer relationships. Our inability to retain, develop or hire qualified employees would restrict our ability to grow our business, limit our ability to continue to successfully operate our business and result in lower operating results and profitability.

If we are unable to protect our intellectual property rights, or we infringe on the intellectual property rights of others, our ability to compete could be negatively impacted.

Our ability to compete effectively depends, in part, upon our ability to protect and preserve proprietary aspects of our intellectual property through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the U.S. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We could incur significant costs in complying with environmental, health and safety laws or permits or as a result of satisfying any liability or obligation imposed under such laws or permits.

Our operations are subject to various federal, state, local and foreign environmental, health and safety laws and regulations. Violations of these laws and regulations, failure to obtain or maintain required environmental permits or non-compliance with any conditions contained in any environmental permit can result in substantial fines or penalties, injunctive relief, requirements to install pollution or other controls or equipment, civil and criminal sanctions, permit revocations and/or facility shutdowns. We could be held liable for the costs to address contamination of any real property we have ever owned, leased, operated or used, including as a disposal site. We could also incur fines, penalties, sanctions or be subject to third-party claims for property damage, personal injury or nuisance or otherwise as a result of violations of or liabilities under environmental laws in connection with releases of hazardous or other materials.

In addition, changes in, or new interpretations of, existing laws, regulations or enforcement policies, the discovery of previously unknown contamination, or the imposition of other environmental liabilities or obligations in the future, including additional investigation or other obligations with respect to any potential health hazards of our products or business activities or the imposition of new permit requirements, may lead to additional compliance or other costs that could have material adverse effect on our business, financial condition, results of operations and cash flows.

<u>Risks Relating to Our Indebtedness</u>

Our level of indebtedness could adversely affect our business, financial conditions or results of operations and prevent us from fulfilling our obligations under the agreements governing the terms of our indebtedness.

Our indebtedness could have risks. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to the Company's existing debt obligations;
- increase our vulnerability to and compromise our flexibility to plan for, or react to, general adverse economic, industry or competitive conditions, including interest rate fluctuations, because a portion of our borrowings will be at variable rates of interest;
- cause us to be unable to meet the financial covenants contained in our debt agreements, or to generate cash sufficient to make required debt payments, which circumstances would have the potential of accelerating the maturity of some or all of our outstanding indebtedness;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, joint ventures and investments and other general corporate purposes, which could improve our competitive position, results of operations or share price;
- require us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;
- place us at a competitive disadvantage compared to our competitors that do not have the same level of indebtedness as we do and competitors that may be in a more favorable position to access additional capital resources;

- limit our ability to execute business development and acquisition activities to support our strategies;
- limit our ability to obtain additional indebtedness or equity due to applicable financial and restrictive covenants in our debt agreements; and
- limit our ability to refinance our indebtedness on more favorable terms.

We expect to pay principal and interest on current and future debt from cash provided by operating activities. Therefore, our ability to meet these payment obligations will depend on future financial performance and cash availability. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to reduce or delay expansion plans and capital expenditures, limit payment of dividends, sell material assets or operations, obtain additional capital or restructure our debt.

Risks Relating to Our Common Stock

Future sales of shares by existing stockholders could cause our stock price to decline.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could cause the market price of our common stock to decline. Based on shares outstanding as of May 9, 2024, we have 77.4 million outstanding shares of common stock, including 0.2 million outstanding shares of our restricted stock, a significant portion of which are freely tradable without restriction under the Securities Act of 1933, as amended, ("Securities Act") unless held by "affiliates," as that term is defined in Rule 144 under the Securities Act. As of March 31, 2024, there were stock options outstanding to purchase a total of approximately 1.1 million shares of our common stock. In addition, approximately 2.0 million shares of common stock are available for grant under our 2017 Omnibus Plan.

Certain of our significant stockholders may distribute shares that they hold to their investors who themselves may then sell into the public market. Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144 of the Securities Act ("Rule 144"). As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

In the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders. The trustee of our retirement plan has certain limited powers to vote a large block of shares on matters presented to stockholders for approval.

As of May 9, 2024, our directors, officers and principal stockholders and their affiliates collectively own approximately 20% of our outstanding shares of common stock. Additionally, our tax-qualified Retirement and Stock Ownership Plan ("KSOP") holds shares of common stock that KSOP participants with ESOP accounts are entitled to vote on a one-for-one basis on any matter requiring the vote or consent of our stockholders. Thus, the collective voting power of our directors, officers and principal stockholders and their affiliates as of May 9, 2024 is approximately 28%, inclusive of the outstanding shares of common stock held by the KSOP. As a result, these stockholders, if they act together, may be able to control our management and affairs and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

The KSOP trustee has the ability to vote a significant block of shares on certain matters presented to stockholders for approval. Each participant with an ESOP account in the KSOP may direct the KSOP trustee on how to vote the shares of common stock allocated to the participant's ESOP accounts in the KSOP; and the KSOP trustee may vote any shares of common stock for which no participant instructions were received in the same proportion as the allocated stock for which participants' voting instructions have been received is voted.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of us and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, our amended and restated certificate of incorporation and amended and restated bylaws, each as further amended, authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to thwart a takeover attempt; provide that vacancies on our board of directors, including newly-created directorships, may be filled only by a majority vote of directors then in office; prohibit stockholders from calling special meetings of stockholders; prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders; do not give the holders of our common stock cumulative voting rights with respect to the election of directors, which means that the holders of a majority of our outstanding shares of common stock can elect all directors standing for election; establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; require a super-majority stockholders vote of 75% to approve any reorganization, recapitalization, share exchange, share reclassification, consolidation, merger, conversion or sale of all or substantially all assets to which we are a party that is not approved by the affirmative vote of at least 75% of the members of our board of directors; and require the approval of holders of a majority of the outstanding shares of our voting common stock to amend the bylaws and at least 75% of the outstanding shares of our voting common stock to amend certain provisions of the certificate of incorporation.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware General Corporation Law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws may also make it difficult for stockholders to replace or remove our management. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by our directors, officers, employees or agents; any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our common stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us or our directors, officers, employees or agents. If a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

General Risk Factors

As a publicly-traded manufacturing company, we are subject to a variety of risks in addition to the risks described above, each of which could adversely affect our financial position, results of operations or cash flows.

These risks include but are not limited to:

- taxation by multiple jurisdictions and the impact of such taxation on the effective tax rate and taxes paid;
- material liabilities under our self-insured programs for workers' compensation, automobile and product/general liability coverage as well as health coverage to our employees;
- fluctuations in our effective tax rate, including from the Inflation Reduction Act of 2022, Tax Cuts and Jobs Act of 2017, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act and any future tax legislation;
- new or modified legislation related to health care;
- the review of potential weaknesses or deficiencies in the Company's disclosure controls and procedures, and discovering further weaknesses of which we are not currently aware, or which have not been detected;
- we cannot assure our stockholders that an active market for shares of our common stock can be sustained, and the market price of our common stock may be volatile and could decline in the future; and
- failure to meet the expectations of investors, including as a result of factors beyond our control.

Item 1B.   Unresolved Staff Comments

None.

Advanced Drainage Systems, Inc.

Item 1C.   Cybersecurity

Risk Management and Strategy

Our cybersecurity program is designed to assess, identify and manage material risks from cybersecurity threats, and is a component of our overall enterprise risk program. Our cybersecurity program is based on the National Institute of Standards and Technology Cybersecurity Framework, version 2.0 ("NIST CSF"). We conduct regular scans, penetration tests, and vulnerability assessments to identify potential threats or vulnerabilities in our systems. Our processes to assess, identify and manage material risks from cybersecurity threats include potential threats associated with third party service providers, including cloud-based platforms.

We believe we have invested in monitoring practices to reduce cybersecurity risks and continue to monitor our systems on an ongoing basis for compliance with applicable privacy regulations and any current or potential threats. We engage third-party service providers to enhance our risk prevention and mitigation efforts. We have periodically engaged third parties to serve in a consultative and advisory manner to review current and future strategies. We also purchase insurance to help protect us against the risk of cybersecurity breaches.

Cybersecurity Governance

Board and Committee Oversight - Our Board of Directors has ultimate oversight of the Company's cybersecurity programs and strategy, with the Audit Committee maintaining oversight responsibility in reviewing cybersecurity and other information technology risks. The Audit Committee assess the steps management has taken to monitor, minimize or control such risks or exposures. The Company's Chief Information Officer presents a cybersecurity report to the Audit Committee each quarter. The report includes updates of recent cybersecurity threats, current key performance indicators of security controls and summaries of any recent incidents at the Company.

Management's Role – The Company's Chief Information Officer ("CIO"), supported by the Director of IT Security and Compliance, manages cybersecurity risk. Our CIO has over 25 years of experience in information technology and six years of experience with the Company. The Company's enterprise-wide cybersecurity strategy is supported by policies, procedures, security controls and training designed to protect the Company's IT systems, operations and sensitive data. Specifically, our Cyber Incident Response Plan provides a process by which our Company is informed about and monitors the prevention, detection, mitigation and remediation of cybersecurity incidents and includes engaging the Cybersecurity and Risk Management Committee ("CRMC"). The CRMC is a management committee established to identify, assess and manage material cybersecurity incidents, including the incident recovery process within the Company. Depending on the significance of the incident, the Cyber Incident Response Plan could include engaging affected internal and external parties, escalating the issue to executive management, notifying one or more members of our Audit Committee, maintaining communication with users and notifying law enforcement and government agencies as warranted.

For additional information regarding cybersecurity risks, see the risk factor captioned "*Cybersecurity incidents may threaten our confidential information, disrupt operations and result in harm to our reputation and adversely impact our business and financial performance*" under Part I, Item 1A "Risk Factors".

Item 2.   Properties

Property - We have a network of 64 manufacturing plant locations and 41 distribution centers, summarized in the following table:

	Manufacturing Plants	**Distribution Centers**	**Total**
United States	51	29	80
Canada	5	4	9
Mexico [(1)]	4	2	6
South America [(2)]	4	5	9
Other [(3)]	—	1	1
Total	**64**	**41**	**105**

(1)   Manufacturing plants and distribution centers in Mexico are owned or leased by our joint venture.
(2)   Manufacturing plants and distribution centers owned or leased by our South America joint venture are not consolidated.
(3)   The other facility is located in the Netherlands.

Advanced Drainage Systems, Inc.

We currently own approximately 36,000 square feet and lease approximately 33,000 square feet of office space in Hilliard, Ohio for our corporate headquarters and lease an office space in Old Saybrook, Connecticut for our Infiltrator headquarters.

Our network of 64 manufacturing plants consists of 46 that are owned and 18 that are leased. We generally prefer to own our manufacturing plant locations, with a typical pipe manufacturing facility consisting of approximately 40,000 square feet and 15 to 20 acres of land for storage of pipe and related products. Our network of 41 distribution centers consists of 4 owned and 37 leased locations. We believe that our properties have been adequately maintained and are generally in good condition. The extent to which we use our properties varies by property, but we believe the capacity of our facilities is adequate for the level of production and distribution activities necessary in our business as presently conducted. Our Pipe segment and Allied Products and other use our properties in the United States, except for 8 properties utilized by our Infiltrator segment, and our International segment operates all of our international properties. Each distribution center carries single wall and dual wall pipe and fittings and Allied Products per needs of the local market.

In-House Fleet - As of March 31, 2024, our in-house fleet consists of approximately 650 tractors and approximately 1,100 trailers that are specially designed to haul our lightweight pipe and fittings products.

Item 3.   Legal Proceedings

The Company is involved from time to time in various legal proceedings that arise in the ordinary course of our business, including but not limited to commercial disputes, environmental matters, employee related claims, intellectual property disputes and litigation in connection with transactions including acquisitions and divestitures. The Company does not believe that such litigation, claims, and administrative proceedings will have a material adverse impact on our financial position or our results of operations. The Company records a liability when a loss is considered probable, and the amount can be reasonably estimated.

Item 4.   Mine Safety Disclosures

Not applicable.

Advanced Drainage Systems, Inc.


PART II


Item 5.   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information for Common Stock - Our common stock is listed and traded on the NYSE under the symbol "WMS". During each quarter of fiscal 2024, 2023 and 2022, the Board of Directors approved a quarterly cash dividend of $0.14, $0.12 and $0.11 per share, respectively, to all common stockholders. During the first quarter of fiscal 2025, the Company declared a quarterly cash dividend of $0.16 per share of common stock. The dividend is payable on June 14, 2024 to stockholders of record at the close of business on May 31, 2024.

Holders of Record - As of May 9, 2024, we had 787 holders of record of our common stock. The number of holders of record is based upon the actual number of holders registered as of such date and does not include holders of shares in "street name" or persons, partnerships, associates, corporations or other entities in security position listings maintained by depositories.

Stock Performance Graph - The following graph presents a comparison from March 31, 2019 through March 31, 2024 of the cumulative return of our common stock, the Standard and Poor's Index ("S&P 500") and the Standard and Poor's Mid Cap 400 - Capital Goods Index ("S&P Mid Cap 400 - Capital Goods"). The graph assumes investment of $100 on March 31, 2019 in our common stock and in each of the two indices and the reinvestment of dividends.



Recent Sales of Unregistered Securities - Since the completion of our IPO, we have not sold any securities without registration under the Securities Act of 1933, as amended.

Issuer Purchases of Equity Securities - In February 2022, we announced that our Board of Directors approved a $1.0 billion stock repurchase program (the "Repurchase Program") of ADS common stock in accordance with applicable securities laws. The Repurchase Program replaces the previously established share repurchase program, which has no remaining available capacity. The Repurchase Program does not obligate us to acquire any particular amount of common stock and may be suspended or terminated at any time at our discretion. During fiscal 2024, we repurchased 1.8 million shares of common stock at a cost of $207.3 million.

The following table provides information with respect to repurchases of our common stock by us and our "affiliated purchasers" (as defined by Rule 10b-18(a)(3) under the Exchange Act) during the three months ended March 31, 2024.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan
		(amounts in thousands, except per share data)		
January 1, 2024 to January 31, 2024	100	$ 131.08	100	$ 232,572
February 1, 2024 to February 29, 2024	—	—	—	232,572
March 1, 2024 to March 31, 2024	100	166.29	100	215,943
Total	200	$ 148.71	200	$ 215,943

Equity Compensation Plan Information - For equity compensation plan information, refer to "Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," of this Annual Report on Form 10-K.

Item 6.   **Reserved**

Advanced Drainage Systems, Inc.

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

Our fiscal year begins on April 1 and ends on March 31. Unless otherwise noted, references to "year" pertain to our fiscal year. For example, "2024" refers to fiscal 2024, which is the period from April 1, 2023 to March 31, 2024.

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the sections titled "Item 1A. Risk Factors" and "Cautionary Statement About Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K. Please read the following discussion together with the sections titled "Item 1A. Risk Factors" and our consolidated financial statements, including the related notes, included in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

Overview

We are the leading manufacturer of innovative water management solutions in the stormwater and onsite septic wastewater industries, providing superior drainage solutions for use in the construction and agriculture marketplaces. Our innovative products, for which we hold many patents, are used across a broad range of end markets and applications, including non-residential, infrastructure and agriculture applications. We have established a leading position in many of these end markets by leveraging our national sales and distribution platform, industry-acclaimed engineering support, overall product breadth and scale plus manufacturing excellence.

Key Factors Affecting Our Results of Operations

Product Demand - There are numerous factors that influence demand for our products. Our businesses are cyclical in nature and sensitive to general economic conditions, primarily in the United States, Canada, Mexico and South America. The non-residential, residential, agricultural and infrastructure markets we serve are affected by the availability of credit, lending practices, interest rates and unemployment rates. Demand for new homes, farm income, commercial development and highway infrastructure spending have a direct impact on our financial condition and results of operations. Accordingly, the following factors may have a direct impact on our business in the markets in which our products are sold:

- the strength of the economy;
- the amount and type of non-residential and residential construction;
- funding for infrastructure spending;
- farm income and agricultural land values;
- inventory of improved housing lots;

- changes in raw material and commodity prices;
- the availability and cost of credit;
- non-residential occupancy rates; and
- demographic factors such as population growth and household formation.

Growth in Allied Products & Other - Our Allied Products & Other include storm and septic chambers, PVC drainage structures, fittings, stormwater filters and water separators. These products complement our pipe products and allow us to offer a comprehensive water management solution to our customers and drive organic growth. Our leading market position in pipe products allows us to cross-sell Allied Products effectively. Our comprehensive offering of Allied Products can also increase pipe sales in certain markets. Allied Products are less sensitive to resin prices since resin prices represent a smaller percentage of the cost for Allied Products. Our leading position in the pipe market has allowed us to increase organic growth of our Allied Products, and we also expect to expand our Allied Product offerings through acquisitions.

Product Pricing - The price of our products is impacted by competitive pricing dynamics in our industry as well as by raw material costs. Our industry is highly competitive and the sales prices for our products may vary based on the sales policies of our competitors. Raw material costs represent a significant portion of the cost of goods sold for our products. We aim to increase our product selling prices in order to cover raw material price increases, but the inability to do so could impact our profitability. Movements in raw material, logistics or other overhead costs and resulting changes in the selling prices may also impact changes in period-to-period comparisons of net sales.

Material Conversion - Our HDPE and PP pipe, plastic leachfield chambers, septic tanks and related water management product lines compete with other manufacturers of similar products as well as manufacturers of alternative products made with traditional materials, such as concrete, steel and PVC. Our net sales are driven by market trends, including the adoption of thermoplastic corrugated pipe products as a replacement for traditional materials. Thermoplastic corrugated pipe is generally lighter, more durable, more cost effective and easier to install than comparable products made from traditional materials. We believe customers will continue to acknowledge the superior attributes and compelling value proposition of our thermoplastic products and expanded regulatory approvals allow for their use in new markets and geographies. In addition, we believe that PP pipe products will also help accelerate conversion given the additional applications for which our PP pipe products can be used.

Raw Material Costs - Our raw material cost and product selling prices fluctuate with changes in the price of resins utilized in production. We actively manage our resin purchases and pass fluctuations in the cost of resin through to our customers, where possible, in order to maintain our profitability. Fluctuations in the price of crude oil and natural gas prices may impact the cost of resin. In addition, changes in and disruptions to existing capacities could also significantly increase resin prices, often within a short period of time. Our ability to pass through raw material price increases to our customers may lag the increase in our costs of goods sold. Sharp rises in raw material prices over a short period of time have historically occurred with a significant supply disruption, which may increase prices to levels that cannot be fully passed through to customers due to pricing of competing products or the anticipated length of time the raw material pricing will stay elevated.

We currently purchase in excess of 1.1 billion pounds of virgin and recycled resin annually from approximately 525 suppliers in North America. As a high-volume buyer of resin, we are able to achieve economies of scale to negotiate favorable terms and pricing. Our purchasing strategies differ based on the material (virgin resin versus recycled material). The price movements of the different materials vary, resulting in the need to use a number of strategies to reduce volatility.

In order to reduce the volatility of raw material costs in the future, our raw material strategies for managing our costs include the following:

- increasing the use of recycled resin in place of virgin resin while meeting or exceeding industry standards;
- internally processing greater amounts of our recycled resin in order to closely monitor quality and minimize costs;
- managing a resin price risk program that may entail both physical fixed price and volume contracts; and
- maintaining supply agreements with our major resin suppliers that provide multi-year terms and volumes that are in excess of our projected consumption.

We also consume a large amount of energy and other petroleum products in our operations, including the electricity we use in our manufacturing process as well as the diesel fuel consumed in delivering a significant volume of products to our customers through our in-house fleet. As a result, our operating profit also depends upon our ability to manage the cost of the energy and fuel we require, as well as our ability to pass through increased prices or surcharges to our customers.

Seasonality - Our operating results are impacted by seasonality. Historically, sales of our products have been higher in the first and second quarters of each fiscal year due to favorable weather and longer daylight conditions accelerating construction project activity during these periods while fourth quarter results are impacted by the timing of spring in the northern United States and Canada. Seasonal variations in operating results may also be significantly impacted by inclement weather conditions, which can delay projects, resulting in decreased net sales for one or more quarters, but we believe that these delayed projects generally result in increased net sales during subsequent quarters.

In the non-residential, residential and infrastructure markets in the northern United States and Canada, the construction season typically begins to gain momentum in late March and lasts through November, before winter significantly slows the construction markets. In the southern and western United States, Mexico, Central America and South America, the construction markets are less seasonal. The agricultural drainage market is concentrated in the early spring just prior to planting and in the fall just after crops are harvested prior to freezing of the ground in winter.

Currency Exchange Rates - Although we sell and manufacture our products in many countries, our sales and production costs are primarily denominated in U.S. dollars. We have wholly-owned facilities in Canada, the Netherlands and joint venture facilities in Mexico, Chile, Brazil, Argentina, Colombia and Peru. The functional currencies in the areas in which we have wholly-owned facilities and joint venture facilities other than the U.S. dollar are the Canadian dollar, Euro, Mexican peso, Chilean peso, Brazilian real and Colombian peso. From time to time, we use derivatives to reduce our exposure to currency fluctuations.

Advanced Drainage Systems, Inc.

Executive Summary of Our Fiscal 2024 Results

- Net sales decreased 6.4% to $2.9 billion
- Net income increased 0.4% to $513.3 million
- Net income per diluted share increased 6.1% to $6.45
- Adjusted EBITDA increased 2.1% to $922.9 million
- Cash provided by operating activities increased $10.1 million to $717.9 million
- Free cash flow decreased $6.8 million to $534.1 million

Net sales decreased $196.6 million, or 6.4%, to $2,874.5 million, as compared to $3,071.1 million in the prior year. Domestic pipe sales decreased $172.9 million, or 10.1%, to $1,544.3 million. Domestic Allied Products & Other sales decreased $18.4 million, or 2.7%, to $673.4 million. Infiltrator sales increased $6.7 million, or 1.5%, to $449.0 million. The decrease in overall domestic net sales was driven by lower demand in the U.S. construction and agriculture end markets during the first half of the year. The increase in sales at Infiltrator was driven by better-than-expected single-family housing construction and new product introductions. International sales decreased $12.1 million, or 5.5%, to $207.8 million.

Gross profit increased $27.5 million, or 2.5%, to $1,145.9 million as compared to $1,118.4 million in the prior year. The increase in gross profit is primarily due to favorable material cost, partially offset by the decrease in volume and unfavorable fixed cost absorption.

Adjusted EBITDA, a non-GAAP financial measure, increased $19.0 million, or 2.1%, to $922.9 million, as compared to $904.0 million in the prior year. The increase is primarily due to the factors mentioned above. As a percentage of net sales, Adjusted EBITDA was 32.1% as compared to 29.4% in the prior year.

Description of our Segments

We operate our business in three distinct reportable segments: "Pipe", "International" and "Infiltrator." "Allied Products & Other" represents our Allied Products and all other business segments. We generate a greater proportion of our net sales and gross profit in our Pipe segment, which consists of Pipe product sales in the United States. We expect the percentage of total net sales and gross profit derived from our other segments to continue to increase in future periods as we continue to expand non-Pipe product and our international presence. See "Note 19. Business Segment Information," to our audited consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

Pipe – Our Pipe segment manufactures and markets high performance thermoplastic corrugated pipe throughout the United States. We maintain and serve these markets through product distribution relationships with many of the largest national and independent waterworks distributors, buying groups and co-ops, major national retailers as well as an extensive network of hundreds of small to medium-sized distributors across the United States.

Infiltrator – Infiltrator is a leading national provider of plastic leachfield chambers and systems, septic tanks and accessories, primarily for use in residential applications. Infiltrator products are used in onsite septic wastewater treatment systems in the United States and Canada.

International – Our International segment manufactures and markets products in regions outside of the United States, with a strategy focused on our owned facilities in Canada and those markets serviced through our joint ventures in Mexico and South America. Pipe manufactured in these countries is primarily sold into the same region. Our joint venture strategy has provided us with local and regional access to new markets. The unconsolidated sales of the South American Joint Venture were $75.9 million, $69.5 million, and $61.6 million, in fiscal 2024, 2023, and 2022, respectively.

Allied Products & Other – Our other operating segments manufacture a range of Allied Products & Other that are complementary to our Pipe products. Our Allied Products & Other offer adjacent technologies to our core Pipe offering, presenting a complete drainage solution for our clients and customers.

Advanced Drainage Systems, Inc.

Results of Operations for Fiscal Year Ended March 31, 2024 Compared with Fiscal Year Ended March 31, 2023

The following table summarizes our operating results as a percentage of net sales that have been derived from our Consolidated Financial Statements for the fiscal years ended March 31, 2024 and 2023. We believe this presentation is useful to investors in comparing historical results.

(Amounts in thousands)	2024		2023	
Net sales	$ 2,874,473	100.0 %	$3,071,121	100.0 %
Cost of goods sold	1,728,524	60.1	1,952,713	63.6
Gross profit	1,145,949	39.9	1,118,408	36.4
Selling, general and administrative expenses	370,714	12.9	339,504	11.1
(Gain) loss on disposal of assets and costs from exit and disposal activities	(8,365)	(0.3)	4,397	0.1
Intangible amortization	51,469	1.8	55,197	1.8
Income from operations	732,131	25.5	719,310	23.4
Interest expense	88,862	3.1	70,182	2.3
Interest income and other, net	(23,484)	(0.8)	(7,972)	(0.3)
Income before income taxes	666,753	23.2	657,100	21.4
Income tax expense	158,998	5.5	150,589	4.9
Equity in net income of unconsolidated affiliates	(5,536)	(0.2)	(4,842)	(0.2)
Net income	513,291	17.9	511,353	16.7
Less: net income attributable to the non-controlling interest	3,376	0.1	4,267	0.1
Net income attributable to ADS	$ 509,915	17.7 %	$ 507,086	16.5 %

Net sales – The following table presents net sales to external customers by reportable segment for the fiscal years ended March 31, 2024 and 2023.

(Amounts in thousands)	2024	2023	$ Variance	% Variance
Pipe	$ 1,544,290	$ 1,717,189	$ (172,899)	(10.1) %
Infiltrator	449,027	442,280	6,747	1.5
International	207,769	219,853	(12,084)	(5.5)
Allied Products & Other	673,387	691,799	(18,412)	(2.7)
Total Consolidated	**$ 2,874,473**	**$ 3,071,121**	**$ (196,648)**	**(6.4)%**

Our consolidated net sales for the fiscal year ended March 31, 2024 decreased by $196.6 million, or 6.4%, compared to fiscal 2023. The decrease in overall domestic net sales was driven by lower demand in the U.S. construction and agriculture end markets during the first half of the year. The increase in sales at Infiltrator was driven by better-than-expected single-family housing construction and new product introductions.

Cost of goods sold and Gross profit – The following table presents gross profit by reportable segment for the fiscal years ended March 31, 2024 and 2023.

(Amounts in thousands)	2024	2023	$ Variance	% Variance
Pipe	$ 448,186	$ 476,859	$ (28,673)	(6.0) %
Infiltrator	259,065	213,242	45,823	21.5
International	57,605	56,188	1,417	2.5
Allied Products & Other	385,650	371,195	14,455	3.9
Intersegment eliminations	(4,557)	924	(5,481)	(593.2)
Total gross profit	**$ 1,145,949**	**$ 1,118,408**	**$ 27,541**	**2.5 %**

Our consolidated Cost of goods sold for the fiscal year ended March 31, 2024 decreased by $224.2 million or, 11.5%, and our consolidated Gross profit increased by $27.5 million, or 2.5%, compared to the same period in fiscal 2023. The

Advanced Drainage Systems, Inc.

increase in gross profit is primarily due to favorable material cost, partially offset by the decrease in volume and unfavorable fixed cost absorption.

Selling, general and administrative expenses – The following table presents Selling, general and administrative expenses as a percentage of sales for the fiscal years ended March 31, 2024 and 2023.

(Amounts in thousands)	2024	2023
Selling, general and administrative	$ 370,714	$ 339,504
% of Net Sales	12.9 %	11.2 %

Selling, general and administrative expenses for the fiscal year ended March 31, 2024 increased $31.2 million from the same period in fiscal 2023. The increase in Selling, general and administrative expenses is the result of an increase in stock-based and incentive compensation related to business performance, headcount to support our engineering and innovation initiatives and the impact of inflation.

(Gain) loss on disposal of assets and costs from exit and disposal activities – The change in (Gain) loss on disposal of assets and costs from exit and disposal activities is primarily due to the gain on the sale of the assets of Spartan Concrete, Inc. in fiscal 2024, partially offset by the losses on the sale of the Paper Recycling business and disposal of other assets.

Intangible amortization – Intangible amortization decreased by $3.7 million primarily due the accelerated method of amortization for certain customer relationships.

Interest expense – Interest expense increased $18.7 million for the fiscal year ended March 31, 2024 compared to the same period in fiscal 2023. The increase was primarily due to an increase in interest rates.

Interest income and other, net – Interest income and other, net increased by $15.5 million for the fiscal year ended March 31, 2024 compared to the same period in fiscal 2023 primarily due to the increase in Cash.

Income tax expense – The following table presents the effective tax rates for the fiscal years presented:

	2024	2023
Effective tax rate	23.8 %	22.9 %

The change in the effective tax rate was primarily related to the decrease of the income tax benefit related to the stock-based compensation windfall in fiscal 2024. See "Note 15. Income Taxes" for additional information.

Equity in net income of unconsolidated affiliates – The Equity in net income of unconsolidated affiliates increased for the fiscal year ended March 31, 2024 compared to the same period in fiscal 2023 due to an increase in the current period income at our South American Joint Venture.

Net income attributable to noncontrolling interest – Net income attributable to noncontrolling interest decreased for the fiscal year ended March 31, 2024 due to decreased net income at our ADS Mexicana joint venture.

The discussion of our results of operations for the fiscal year ended March 31, 2023 compared with the fiscal year ended March 31, 2022 can be found in "Item 7. Management's Discussion and Analysis of Financial Discussion and Results of Operations" in our fiscal 2023 Form 10-K for further information on our prior period results of operations.

Non-GAAP Financial Measures

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin - EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, non-GAAP financial measures, have been presented in this Annual Report on Form 10-K as supplemental measures of financial performance that are not required by, or presented in accordance with generally accepted accounting principles ("GAAP") and should not be considered as alternatives to net income as measures of financial performance or any other performance measure derived in accordance with GAAP. We calculate Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, stock-based compensation expense, non-cash charges and certain other gains and expenses. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by net sales.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are included in this Annual Report on Form 10-K because they are key metrics used by management and our Board of Directors to assess our financial performance. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. In addition to covenant compliance and executive performance evaluations, we use

Advanced Drainage Systems, Inc.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are not GAAP measures of our financial performance and should not be considered as alternatives to net income as measures of financial performance or any other performance measure derived in accordance with GAAP, and it should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin contain certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. In evaluating EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, you should be aware that in the future we will incur expenses that are the same as or similar to some of the adjustments in this presentation, such as stock-based compensation expense, derivative fair value adjustments, and foreign currency transaction losses. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin on a supplemental basis. Our measure of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

(Amounts in thousands)	2024	2023	2022
Net income	$ 513,291	$ 511,353	$ 275,026
Depreciation and amortization	154,903	145,149	141,808
Interest expense	88,862	70,182	33,550
Income tax expense	158,998	150,589	110,071
EBITDA	916,054	877,273	560,455
(Gain) loss on disposal of assets and costs from exit and disposal activities	(8,365)	4,397	3,398
Stock-based compensation expense	31,986	21,659	24,158
ESOP compensation expense	—	—	53,401
ESOP acceleration compensation expense [a]	—	—	30,435
Transaction costs [b]	3,444	3,903	3,539
Interest income	(22,047)	(9,782)	(52)
Other adjustments [c]	1,875	6,512	708
Adjusted EBITDA	$ 922,947	$ 903,962	$ 676,042
Adjusted EBITDA Margin	32.1 %	29.4 %	24.4 %

(a)   In the fourth quarter of fiscal 2022, the approximately 0.3 million remaining unallocated shares of Preferred Stock were allocated on March 31, 2022 after repayment of the ESOP loan. See "Note 13. Employee Benefit Plans" for additional information.

(b)   Represents expenses recorded related to legal, accounting and other professional fees incurred in connection with business or asset acquisitions and dispositions.

(c)   Includes derivative fair value adjustments, foreign currency transaction (gains) losses, the proportionate share of interest, income taxes, depreciation and amortization related to the South American Joint Venture, which is accounted for under the equity method of accounting and executive retirement expense (benefit).

Liquidity and Capital Resources

Historically we have funded our operations through internally generated cash flow supplemented by debt financings, equity issuance and finance and operating leases. These sources have been sufficient historically to fund our primary liquidity requirements, including working capital, capital expenditures, debt service and dividend payments. From time to time, we may explore additional financing methods and other means to raise capital. There can be no assurance that any additional financing will be available to us on acceptable terms or at all.

Free Cash Flow **-** Free cash flow is a non-GAAP financial measure that comprises cash flow from operations less capital expenditures. Free cash flow is a measure used by management and our Board of Directors to assess our ability to generate cash. Accordingly, free cash flow has been presented in this Annual Report on Form 10-K as a supplemental measure of liquidity that is not required by, or presented in accordance with GAAP, because management believes that free cash flow provides useful information to investors and others in understanding and evaluating our ability to generate cash flow from operations after capital expenditures. Free cash flow is not a GAAP measure of our liquidity and should not be considered as an alternative to cash flow from operating activities as a measure of liquidity or any other liquidity measure derived in accordance with GAAP. Our measure of free cash flow is not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

(Amounts in thousands)		2024		2023		2022
Cash flow from operating activities	$	717,928	$	707,810	$	274,888
Capital expenditures		(183,812)		(166,913)		(149,083)
Free cash flow	**$**	**534,116**	**$**	**540,897**	**$**	**125,805**

The following table presents key liquidity metrics utilized by management:

(Amounts in thousands)		3/31/2024
Total debt (debt and finance lease obligations)	$	1,351,068
Cash		490,163
Net debt (total debt less cash)		860,905
Leverage ratio		0.9

The following table summarizes our available liquidity under our Revolving Credit Facility as of March 31, 2024:

(Amounts in thousands)		3/31/2024
Revolver capacity	$	600,000
Less: outstanding borrowings		—
Less: letters of credit		11,150
Revolver available liquidity	**$**	**588,850**

In addition to the available liquidity above, we have the ability to borrow up to $1.3 billion under our Term Loan Facility, subject to leverage ratio restrictions.

As of March 31, 2024, we had $24.8 million in cash that was held by our foreign subsidiaries, of which, $15.8 million was held by our Canadian subsidiaries. We continue to evaluate our strategy regarding foreign cash, but our earnings in foreign subsidiaries still remain indefinitely reinvested, except for Canada. See "Note 15. Income Taxes" for additional discussion of our plans to repatriate earnings from Canada.

Working Capital and Cash Flows

In fiscal 2024, our cash balance increased by $278.7 million. Cash generated from operations, changes in working capital and dispositions of assets was partially offset by $207.3 million in share repurchases and capital expenditures of $183.8 million and $47.7 million of dividend payments. Our increase of cash in fiscal 2023 of $197.0 million was predominantly driven by cash generated from operations in excess of changes in working capital and $500.0 million proceeds from the issuance of senior notes. These sources were partially offset by $575.0 million in share repurchases, capital expenditures of $166.9 million, and $44.9 million of dividend payments.

As of March 31, 2024, we had $1,079.1 million in liquidity, including $490.2 million of cash, $588.9 million in borrowings available under our Revolving Credit Agreement, excluding $11.2 million of outstanding letters of credit. We believe that our cash on hand, together with the availability of borrowings under our Credit Agreement and other financing arrangements and cash generated from operations, will be sufficient to meet our working capital requirements, anticipated capital expenditures, and scheduled principal and interest payments on our indebtedness for at least the next twelve months.

Working Capital - Working capital is an indication of liquidity and potential need for short-term funding. We define working capital as current assets less current liabilities. Working capital increased to $860.3 million as of March 31, 2024, from $638.7 million as of March 31, 2023, primarily due to increases in cash and an increase in accounts receivable due to increased net sales offset by increases in accounts payable due to the timing of the purchases of raw materials.

Advanced Drainage Systems, Inc.

Operating Cash Flows - During fiscal 2024, cash provided by operating activities was $717.9 million. Cash flow from operating activities in fiscal 2024 was primarily driven by operating income and changes in working capital.

During fiscal 2023, cash provided by operating activities was $707.8 million. Cash flow from operating activities in fiscal 2023 was primarily driven by operating income offset by changes in working capital.

During fiscal 2022, cash provided by operating activities was $274.9 million. Cash flow from operating activities in fiscal 2022 was primarily driven by operating income offset by investments in working capital.

Investing Cash Flows - During fiscal 2024, cash used for investing activities was $155.7 million. The cash used for investing cash flows was primarily from capital expenditures offset with the disposition of assets or businesses. Capital expenditures increased in fiscal 2024 compared to fiscal 2023. Our capital expenditures in fiscal 2024 were used primarily to support new facilities, facility expansions, equipment replacements and technology improvement initiatives.

During fiscal 2023, cash used for investing activities was $214.5 million. The increase in cash used for investing cash flows was primarily due to elevated capital expenditures and the acquisition of Cultec, Inc. Our capital expenditures in fiscal 2023 were used primarily to support growth and our productivity initiatives, including automation and safety.

During fiscal 2022, cash used for investing activities was $198.8 million. The increase in cash used for investing cash flows was primarily due to elevated capital expenditures and the acquisition of Jet Polymer Recycling. Our capital expenditures in fiscal 2022 were used primarily to support growth, but also to support our recycled resin and technology improvement initiatives.

We currently anticipate that we will make capital expenditures of approximately $250 to $300 million in fiscal 2025 to focus on growth and productivity through increasing our manufacturing capacity and investing in automation. Such capital expenditures are expected to be financed using funds generated by operations. We had approximately $130 million of open orders through purchase commitments as of March 31, 2024.

Financing Cash Flows – During fiscal 2024, cash used in financing activities was $284.3 million. During fiscal 2024, we repurchased shares at a cost of $207.3 million and made dividend payments of $47.7 million.

During fiscal 2023, cash used in financing activities was $296.3 million. During fiscal 2023, we repurchased shares at a cost of $575.0 million; paid $114.3 million of the Revolving Credit Facility, net of proceeds, and made dividend payments of $44.9 million. The cash outflows were offset by $500.0 million of proceeds from Senior Notes due 2030.

During fiscal 2022, cash used in financing activities was $251.1 million. During fiscal 2022, we repurchased shares for $292.0 million.

Debt and Capitalized Lease Obligations

See "Note 6. Leases" and "Note 12. Debt" to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" for a discussion of the Company's financing transactions, including the Secured Bank Loans, the Senior Notes and the Company's finance lease obligations.

Financing Transactions

Senior Secured Credit Facility - On September 24, 2019, we successfully completed a $700 million syndication of the remaining balance of its credit facility (the "Term Loan Facility") subsequent to the common stock offering and Senior Notes due 2027 and in connection with the syndication, we amended the Base Credit Agreement (the "Senior Secured Credit Facility"). The Senior Secured Credit Facility provided for a Revolving credit facility up to $350 million as a Revolving Facility, and up to $50 million as a letter of credit facility, as a sublimit of the Revolving Credit Facility.

In May 2022, we entered into a Second Amendment (the "Second Amendment") to our Company's Base Credit Agreement with Barclays Bank PLC, as administrative agent under the Term Loan Facility, PNC Bank, National Association, as new administrative agent under the Revolving Credit Facility. Among other things, the Second Amendment (i) amended the Base Credit Agreement by increasing the Revolving Credit Facility (the "Amended Revolving Credit Facility") from $350.0 million to $600.0 million (including an increase of the sub-limit for the swing-line sub-facility from $50.0 million to $60.0 million) and extended the maturity date of the Revolving Credit Facility to May 26, 2027.

Advanced Drainage Systems, Inc.

At the option of the Company, borrowings under the Term Loan Facility and under the Amended Revolving Credit Facility (subject to certain limitations) bear interest at either a base rate (as determined pursuant to the Second Amendment) or at a Eurocurrency Rate, based on SOFR (as defined in the Second Amendment), plus the applicable margin as set forth therein from time to time. In the case of the Amended Revolving Credit Facility, the applicable margin is based on the Company's consolidated senior secured net leverage ratio (as defined in the Second Amendment). All borrowings under the Term Loan Facility as described above initially bear interest at a Eurocurrency Rate (as defined in the Amended Credit Facility). See "Note 12. Debt" for further information on the Term Loan Facility and Second Amendment.

The Company's obligations under the Credit Agreement have been secured by granting a first priority lien on substantially all of the Company's assets (subject to certain exceptions and limitations), and each of StormTech, LLC, Advanced Drainage of Ohio, Inc. and Infiltrator Water Technologies, LLC (collectively the "Guarantors") has agreed to guarantee the obligations of the Company under the Senior Secured Credit Facility and to secure the obligations thereunder by granting a first priority lien in substantially all of such Guarantor's assets (subject to certain exceptions and limitations).

Issuance of Senior Notes due 2027 - On September 23, 2019, we issued $350.0 million aggregate principal amount of its senior notes ("2027 Notes"), pursuant to the Indenture dated September 23, 2019 (the "2027 Indenture"), among the Company, the guarantors party thereto (the "Guarantors") and U.S. Bank National Association, as Trustee (the "Trustee"). The 2027 Notes were offered and sold either to persons reasonably believed to be "qualified institutional buyers" pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") or to persons outside the United States under Regulation S of the Securities Act. We may redeem the 2027 Notes, in whole or in part, at any time on or after September 30, 2022 at established redemption prices set forth in the 2027 Indenture. See "Note 12. Debt" for further information on the 2027 Notes.

Equipment Financing – In November 2021, we purchased material handling equipment, trucks and trailers previously leased under a master lease agreement and classified as finance leases. The purchase was funded with debt through the Master Lease Agreement and Interim Funding Schedule with Fifth Third. The assets acquired are titled to the Company and included in Property, plant and equipment, net on our Consolidated Balance Sheet. The equipment financing has a balance of $10.9 million and had an initial term of between 12 and 84 months, based on the life of the equipment. The equipment financing bears a weighted average interest of 1.6% as of March 31, 2024.

Issuance of Senior Notes Due 2030 – On June 9, 2022, we issued $500.0 million aggregate principal amount of 6.375% its senior notes (the "2030 Notes") pursuant to an Indenture, dated June 9, 2022 (the "2030 Indenture"), among the Company, the Guarantors and the Trustee. The 2030 Notes were offered and sold either to persons reasonably believed to be "qualified institutional buyers" pursuant to the Securities Act or to persons outside the United States under Regulation S of the Securities Act. See "Note 12. Debt" for further information on the 2030 Notes.

Covenant Compliance

The Senior Secured Credit Facility requires, if the aggregate amount of outstanding exposure under the Amended Revolving Credit Facility exceeds $210.0 million at the end of any fiscal quarter, the Company is to maintain a consolidated senior secured net leverage ratio not to exceed 4.25 to 1.00 for any four consecutive fiscal quarter periods.

The Senior Secured Credit Facility also includes other covenants, including negative covenants that, subject to certain exceptions, limit the Company's and its restricted subsidiaries' (as defined in the Credit Agreement) ability to, among other things: (i) incur additional debt, including guarantees; (ii) create liens upon any of their property; (iii) enter into any merger, consolidation or amalgamation, liquidate, wind up or dissolve, or dispose of all or substantially all of their property or business; (iv) dispose of assets; (v) pay subordinated debt; (vi) make certain investments; (vii) enter into swap agreements; (viii) engage in transactions with affiliates; (ix) engage in new lines of business; (x) modify certain material contractual obligations, organizational documents, accounting policies or fiscal year; or (xi) create or permit restrictions on the ability of any subsidiary of any Loan Party (as defined in the Senior Secured Credit Facility) to pay dividends or make distributions to the Company or any of its subsidiaries.

The Senior Secured Credit Facility also contains customary provisions requiring the following mandatory prepayments (subject to certain exceptions and limitations): (i) annual prepayments (beginning with the fiscal year ending March 31, 2021) with a percentage of excess cash flow (as defined in the Senior Secured Credit Facility); (ii) 100% of the net cash proceeds from any non-ordinary course sale of assets and certain casualty or condemnation events; and (iii) 100% of the net cash proceeds of indebtedness not permitted to be incurred under the Senior Secured Credit Facility. For further information, see "Note 12. Debt" to the Consolidated Financial Statements. We were in compliance with our debt covenants as of March 31, 2024.

Advanced Drainage Systems, Inc.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, with the exception of the guarantee of 50% of certain debt of our unconsolidated South American Joint Venture, as further discussed in "Note 11. Related Party Transactions" of our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data," of this Form 10-K. Our maximum potential obligation under this guarantee totals $5.5 million as of March 31, 2024. The maximum borrowing permitted under the South American Joint Venture's credit agreement is $11.0 million. As of March 31, 2024, our South American Joint Venture had no outstanding debt subject to our guarantee. We do not believe that this guarantee will have a current or future effect on our financial condition, results of operations, liquidity, or capital resources.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts in our consolidated financial statements and accompanying notes. Certain of our accounting policies involve a higher degree of judgment and complexity in their application, and therefore, represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results. We believe the following accounting policies may involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. For additional discussion of our significant accounting policies, see "Note 1. Background and Summary of Significant Accounting Policies" to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" included in this Form 10-K.

Policy	Judgments and Estimates	Effect if Actual Results Differ from Assumptions
Revenue Recognition - We generate revenue by selling pipe and related water management products primarily to distributors, retailers, buying groups and co-operative buying groups. Products are shipped predominately by our internal fleet, and we do not provide any additional revenue generating services after product delivery. Payment terms and conditions vary by contract. Revenue is recognized at the point in-time obligations under the terms of a contract with a customer are satisfied, which generally occurs upon the transfer of control of the promised goods. In substantially all of our contracts with customers, control is transferred to the customer upon delivery. We recognize revenue in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.	We estimate and allocate variable consideration, such as right of return, credits or incentives, based on numerous factors, including the customer agreements and past transaction history.	If our historical experience differs from future experience, our estimates of variable consideration could differ.

Advanced Drainage Systems, Inc.

Policy	Judgments and Estimates	Effect if Actual Results Differ from Assumptions
Goodwill- Goodwill is reviewed annually for impairment as of March 31 or whenever events or changes in circumstances indicate the carrying value may not be recoverable. The fair value of goodwill is determined by considering both the income and market approach.	Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. Estimates and assumptions include: revenue growth rates and EBITDA used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. The fair value estimates are based on assumptions management believes to be reasonable but are inherently uncertain.	We performed our annual impairment test for goodwill for all reporting units as of March 31, 2024 using a qualitative approach, except for Cultec, which was assessed using a quantitative approach. We determined for our goodwill that it was more likely than not that the fair value of the assets exceeded carrying value for the fiscal year ended March 31, 2024 for all reporting units reviewed under the qualitative approach. For Cultec, the fair value of the reporting unit exceeded carrying value. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period.
Definite-lived intangible assets- Definite-lived intangible assets are tested for recoverability whenever events or changes in circumstances indicate that carrying amounts of the asset group may not be recoverable. Asset groups are established primarily by determining the lowest level of cash flows available. If the estimated undiscounted future cash flows are less than the carrying amounts of such assets, an impairment loss is recognized to the extent the fair value of the asset less any costs of disposition is less than the carrying amount of the asset. *Indefinite-lived intangible assets*- Indefinite-lived intangible assets are tested for impairment annually as of March 31 or whenever events or changes in circumstances indicate the carrying value may be greater than fair value. Determining the fair value of these assets is judgmental in nature and involves the use of significant estimates and assumptions. We base our fair value estimates on assumptions we believe to be reasonable, but that are inherently uncertain. To estimate the fair value of these indefinite-lived intangible assets, we use an income approach, which utilizes a market derived rate of return to discount anticipated performance. An impairment loss is recognized when the estimated fair value of the intangible asset is less than the carrying value.	Determining the fair value of the definite-lived and indefinite-lived intangible assets is judgmental in nature and involves the use of significant estimates and assumptions.	We did not record any impairment charges for definite-lived intangible assets in fiscal 2024, 2023, or 2022. We performed our annual impairment test for indefinite-lived intangible assets as of March 31, 2024. We performed a qualitative impairment analysis and determined for our indefinite-lived intangible assets that it was more likely than not that the fair value of the assets exceeded carrying value for fiscal years ended March 31, 2024. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period.

Advanced Drainage Systems, Inc.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, see "Note 1. Background and Summary of Significant Accounting Policies" to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data."

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

We are subject to various market risks, primarily related to changes in interest rates, credit risk, raw material supply prices, and, to a lesser extent, foreign currency exchange rates. Our financial position, results of operations or cash flows may be negatively impacted in the event of adverse movements in the respective market rates or prices in each of these risk categories. Our exposure in each category is limited to those risks that arise in the normal course of business.

Interest Rate Risk - We are subject to interest rate risk associated with our debt. Changes in interest rates impact the fair value of our fixed-rate debt, but there is no impact to earnings and cash flow. Alternatively, changes in interest rates do not affect the fair value of our variable-rate debt, but they do affect future earnings and cash flow. The Revolving Credit Facility and Term Note bear interest at variable rates, either SOFR or the Prime Rate, at our option, plus applicable pricing margins. A 1.0% increase in interest rates on our variable-rate debt would increase our annual forecasted interest expense by approximately $4.2 million based on our borrowings as of March 31, 2024. Assuming the Revolving Credit Facility is fully drawn, each 1.0% increase or decrease in the applicable interest rate would change our interest expense by approximately $10.2 million, for the year ended March 31, 2024.

Credit Risk - Financial instruments that potentially subject us to a concentration of credit risk consist principally of accounts receivable. We provide our products to customers based on an evaluation of the customers' financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. We monitor the exposure for credit losses and maintain allowances for anticipated losses. Concentrations of credit risk with respect to our accounts receivable are limited due to the large number of customers comprising our customer base and their dispersion among many different geographies and end markets.

Raw Material and Commodity Price Risk - Our primary raw materials used in the production of our products are HDPE and PP resins. As these resins are hydrocarbon-based materials, changes in the price of feedstocks, such as crude oil derivatives and natural gas liquids, as well as changes in the market supply and demand may cause the cost of these resins to fluctuate significantly. We have supply agreements with our major resin suppliers that provide multi-year terms and volumes that are in excess of our projected consumption. These supply agreements generally do not contain fixed prices, exposing us to pricing risk. Given the significance of these costs and the inherent volatility in supplier pricing, our ability to reflect these changes in the cost of resins in our product selling prices in an efficient manner contributes to the management of our overall risk and the potential impact on our results of operations. A 1% increase in the price of resin would increase our cost of goods sold by approximately $5.0 million.

Inflation Risk - Our cost of goods sold is subject to inflationary pressures and price fluctuations of the raw materials we use, primarily HDPE and PP resins. Historically, we have generally been able, over time, to recover the effects of inflation and price fluctuations through sales price increases and production efficiencies related to technological enhancements and improvements. However, we cannot reasonably estimate our ability to successfully recover any price increases.

Foreign Currency Exchange Rate Risk - We have operations outside of the United States, which primarily use the respective local currency as their functional currency. Each of these operations may enter into contractual arrangements with customers or vendors that are denominated in currencies other than its respective functional currency. Consequently, our results of operations may be affected by exposure to changes in foreign currency exchange rates and economic conditions in the regions in which we sell or distribute our products. Exposure to variability in foreign currency exchange rates from these transactions is managed, to the extent possible, by natural hedges which result from purchases and sales occurring in the same foreign currency within a similar period of time, thereby potentially offsetting each other.

In addition to the foreign currency transaction-related gains and losses that are reflected within the results of operations, we are subject to foreign currency translation risk, as the financial statements for our foreign subsidiaries are measured and recorded in the respective subsidiary's functional currency and translated into U.S. dollars for financial reporting purposes.

Item 8.   Financial Statements and Supplementary Data

The Report of Independent Registered Public Accounting Firm, Consolidated Financial Statements and supplementary financial data required for this Item are set forth on pages F-1 through F-34 of this Annual Report on Form 10-K and are incorporated herein by reference. Our independent registered public accounting firm is Deloitte & Touche LLP, Columbus, Ohio, Public Company Accounting Oversight Board ID Number: 34.

Item 9.   **Changes in and Disagreements with Accountant on Accounting and Financial Disclosure**

None.

Item 9A.   **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of March 31, 2024. Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified under Securities Exchange Commission ("SEC") rules and forms. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2024.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control — Integrated Framework (2013). A material weakness in internal controls is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Because of its inherent limitations, even appropriate internal control over financial reporting may not prevent or detect misstatements.

Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of March 31, 2024.

Deloitte & Touche LLP, our independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting as of March 31, 2024 and this report is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a15(d) or 15d-15(d) of the Exchange Act during the quarter ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   **Other Information**

None.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

PART III

Item 10. **Directors, Executive Officers and Corporate Governance**

The information contained under the captions **"CERTAIN INFORMATION REGARDING OUR EXECUTIVE OFFICERS," "2024 NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS," "DELINQUENT SECTION 16(A) REPORTS," "CODES OF BUSINESS CONDUCT AND ETHICS," "OTHER EXECUTIVE COMPENSATION POLICIES AND PRACTICES –** *Insider Trading Policy***" and "AUDIT COMMITTEE"** in our definitive Proxy Statement for the 2024 Annual Meeting of Shareholders, to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act (the "Proxy Statement"), is incorporated herein by reference.

Item 11. **Executive Compensation**

The information contained under the captions **"DIRECTOR COMPENSATION," "COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE REPORT," "COMPENSATION DISCUSSION AND ANALYSIS" and "COMPENSATION OUTCOMES FOR 2024"** in the Proxy Statement is incorporated herein by reference. Notwithstanding the foregoing, the information contained in the Proxy Statement under the caption **"COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE REPORT"** shall be deemed furnished, and not filed, in this Report on Form 10-K and shall not be deemed incorporated by reference into any filing we make under the Securities Act of 1933, as amended, or the Exchange Act.

Item 12. **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information contained under the caption **"SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT"** and **"EQUITY COMPENSATION PLAN INFORMATION"** in the Proxy Statement is incorporated herein by reference.

Item 13. **Certain Relationships and Related Transactions, and Director Independence**

The information contained under the captions **"CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS"** and **"BOARD INDEPENDENCE"** in the Proxy Statement is incorporated herein by reference.

Item 14. **Principal Accountant Fees and Services**

The information contained under the caption **"OTHER INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM INFORMATION - FEES"** in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15.   **Exhibits and Financial Statement Schedules**

1. *Financial Statements.* See "Table of Contents" on page F-1.

2. *Financial Statement Schedules.* Schedule II - Consolidated Valuation and Qualifying Accounts.

    Other schedules are omitted because they are not required or applicable, or the required information is included in our consolidated financial statements or related notes.

3. *Exhibits.* See "Index to Exhibits."

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Advanced Drainage Systems, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities and Exchange Commission on July 30, 2014).
3.1A	Certificate of Amendment to Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities and Exchange Commission on July 24, 2020).
3.2	Second Amended and Restated Bylaws of Advanced Drainage Systems, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities and Exchange Commission on July 30, 2014).
3.2A	First Amendment to Second Amended and Restated Bylaws of Advanced Drainage Systems, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities and Exchange Commission on July 24, 2020).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-194980) filed with the Securities and Exchange Commission on July 14, 2014).
4.2	Registration Rights Agreement, dated as of July 30, 2014, by and among Advanced Drainage Systems, Inc. and the stockholders from time to time party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities and Exchange Commission on July 30, 2014).
4.3	Description of Registrant's Securities.
4.4	Indenture, dated September 23, 2019, among Advanced Drainage Systems, Inc., each of the guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities and Exchange Commission on September 23, 2019).
4.5	Form of 5.000% Senior Notes due 2027 (included with Indenture, dated September 23, 2019, among Advanced Drainage Systems, Inc., each of the guarantors party thereto and U.S. Bank National Association, as trustee) (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities and Exchange Commission on September 23, 2019).
4.6	First Supplemental Indenture, dated March 31, 2021 among Advanced Drainage Systems, Inc., each of the guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.7 to the Registrant's Annual Report on Form 10-K (File No. 001-36557) filed with the Securities and Exchange Commission on May 27, 2021).
4.7	Shareholder Agreement, dated as of August 19, 2021, by and between Advanced Drainage Systems, Inc. and Canada Pension Plan Investment Board (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities and Exchange Commission on August 20, 2021).
4.8	Registration Rights Agreement, dated as of August 19, 2021, by and between Advanced Drainage Systems, Inc. and Canada Pension Plan Investment Board (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities and Exchange Commission on August 20, 2021).
4.9	Indenture, dated June 9, 2022, among Advanced Drainage Systems, Inc., each of the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities Exchange Commission on June 9, 2022).
4.10	Form of 6.375% Senior Note due 2030 (included with Indenture, dated June 9, 2022, among Advanced Drainage Systems, Inc., each of the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee) (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities Exchange Commission on June 9, 2022).
10.1	Credit Agreement, dated as of July 31, 2019, by and among Advanced Drainage Systems, Inc., Barclays Bank PLC, as administrative agent, the several lenders from time to time party thereto, Barclays Bank PLC and Morgan Stanley Senior Funding, Inc., as joint lead arrangers, joint bookrunners, syndication agents and documentation agents (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities and Exchange Commission on August 1, 2019).

Advanced Drainage Systems, Inc.

Exhibit Number	Description
10.1A	First Amendment to Credit Agreement, by and among the Advanced Drainage Systems, Inc., the banks and other financial institutions or entities parties thereto, constituting all the Lenders under the Credit Agreement, the Issuing Lenders party thereto and Barclays Bank PLC, as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities and Exchange Commission on September 30, 2019).
10.1B	Second Amendment to Credit Agreement, by and among the Advanced Drainage Systems, Inc., the banks and other financial institutions or entities parties thereto, constituting the Required Lenders under the Credit Agreement and all the Revolving Lenders under the Credit Agreement, the Issuing Lenders party thereto, Barclays Bank PLC, as administrative agent under the Term Loan Facility and PNC Bank, National Association, as administrative agent under the Revolving Facility (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities Exchange Commission on May 27, 2022).
10.2	Advanced Drainage Systems, Inc. Guarantee and Collateral Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities and Exchange Commission on August 1, 2019).
10.3†	Advanced Drainage Systems, Inc. Amended 2000 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.9 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 333-194980) filed with the Securities and Exchange Commission on June 20, 2014).
10.3A†	First Amendment to Amended 2000 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities and Exchange Commission on August 15, 2014).
10.4†	Advanced Drainage Systems, Inc. 2013 Stock Option Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 333-194980) filed with the Securities and Exchange Commission on June 20, 2014).
10.4A†	First Amendment to 2013 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 001-36557) filed with the Securities and Exchange Commission on August 15, 2014).
10.4B†	Form of Amendment to Pre-2017 Stock Option Agreements (incorporated by reference to Exhibit 10.11B of Form 10-K filed May 10, 2017).
10.5†	Executive Employment Agreement, dated as of September 1, 2017, by and between Advanced Drainage Systems, Inc. and D. Scott Barbour (incorporated by reference to Exhibit 10.3 to Form 8-K filed August 17, 2017).
10.6†	Amended and Restated Executive Employment Agreement, dated as of June 20, 2014, by and between Advanced Drainage Systems, Inc. and Robert M. Klein (incorporated by reference to Exhibit 10.16 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 333-194980) filed with the Securities and Exchange Commission on June 20, 2014).
10.7†	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 333-194980) filed with the Securities and Exchange Commission on June 6, 2014).
10.8†	Form of Incentive Stock Option Agreement (post-IPO) pursuant to 2000 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.18A to Form 10-K for the year ended March 31, 2015 filed with the Securities and Exchange Commission on March 29, 2016).
10.9†	Form of Non-Qualified Stock Option Agreement (other than for Joseph A. Chlapaty) pursuant to 2013 Stock Option Plan (incorporated by reference to Exhibit 10.19 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 333-194980) filed with the Securities and Exchange Commission on June 20, 2014).
10.10†	Form of Director Stock Agreement (incorporated by reference to Exhibit 10.21 to Amendment No. 4 to the Registrant's Registration Statement on Form S-1 (File No. 333-194980) filed with the Securities and Exchange Commission on July 2, 2014).
10.11	Participation Agreement, dated as of July 17, 2000, by and between ADS Worldwide, Inc., Grupo Altima S.A. de C.V., and ADS Mexicana, S.A. de C.V. (formerly known as Sistemas Ecologicos de Drenaje, S.A. de C.V.), as amended on April 19, 2010, May 19, 2011, May 24, 2011, April 26, 2013 and January 31, 2014 (incorporated by reference to Exhibit 10.22 to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 333-194980) filed with the Securities and Exchange Commission on June 6, 2014).
10.12	Interestholders Agreement, dated as of June 5, 2009, by and among Tubos y Plasticos ADS Chile Limitada, Tigre Chile S.A., and Tuberias T-A Limitada, joined by Advanced Drainage Systems, Inc. and Tigre S.A. — Tubos e Conexoes, as amended on July 31, 2009, October 2009, December 15, 2009, May 18, 2010, August 10, 2010, April 1, 2011 and January 25, 2012, with First Addendum to Interestholders Agreement, dated as of June 27, 2011 (incorporated by reference to Exhibit 10.23 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 333-194980) filed with the Securities and Exchange Commission on June 20, 2014).
10.12A	Second Addendum to Interestholders Agreement, dated as of December 1, 2013 but entered into on September 30, 2014, by and among Tubos y Plasticos ADS Chile Limitada, Tigre Chile S.A., Tuberias Tigre-ADS Limitada, Advanced Drainage Systems, Inc. and Tigre S.A. — Tubos e Conexoes (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-36557) filed with the Securities and Exchange Commission on November 10, 2014).

Advanced Drainage Systems, Inc.

Exhibit Number	Description
10.13†	Executive Employment Agreement dated November 9, 2015, by and between the Company and Scott A. Cottrill (incorporated by reference to Exhibit 10.1 to Form 8-K filed November 9, 2015).
10.14	Form of Non-Qualified Stock Option Agreement pursuant to 2013 Stock Option Plan (incorporated by reference to Exhibit 10.5 to Form 8-K filed February 10, 2017).
10.15	Advanced Drainage Systems, Inc. 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, File No. 001-36557, filed on September 8, 2017).
10.15A	First Amendment to Advanced Drainage Systems, Inc. 2017 Omnibus Incentive Plan (incorporated by reference to Annex A to the Registrant's 2021 Proxy Statement (File No. 001-36557) filed with the Securities and Exchange Commission on June 9, 2021).
10.16	Form of Restricted Stock Award Notice and Award Agreement pursuant to 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, File No. 001-36557, filed on September 8, 2017).
10.17	Form of Notice of Grant of Stock Options and Stock Option Award Agreement pursuant to 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K, File No. 001-36557, filed on September 8, 2017).
10.18	Form of Director Restricted Stock Award Notice and Award Agreement pursuant to 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q, File No. 001-36557, filed on November 6, 2017).
10.19	Form of Performance Unit Award Agreement pursuant to 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of Form 8-K, filed on May 30, 2018).
10.20	Confidentiality Agreement by and between the Company and Joseph A. Chlapaty (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, File No. 001-36557, filed on August 17, 2017).
10.21†	Executive Employment Agreement, dated as of November 10, 2016, by and between Advanced Drainage Systems, Inc. and Kevin C. Talley (incorporated by reference to Exhibit 10.36 of Form 10-K, filed on May 30, 2019).
10.22†	Amended and Restated Employment Agreement, effective as of May 27, 2015, by and between Infiltrator Water Technologies, LLC and Roy E. Moore, Jr. (incorporated by reference to Exhibit 10.31 of Form 10-K, filed on June 1, 2020).
10.23†	Advanced Drainage Systems, Inc. Employee Stock Ownership Plan, as amended May 30, 2019 (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-36557) filed with the Securities and Exchange Commission on August 1, 2019.
10.24†	Executive Employment Agreement, dated as of August 17, 2018, by and between Advanced Drainage Systems, Inc. and Darin S. Harvey (incorporated by reference to Exhibit 10.34 of Form 10-K, (File No. 001-36557) filed with the Securities and Exchange Commission on May 19, 2022).
10.25†	Advanced Drainage Systems, Inc. Employee Stock Purchase Plan (incorporated by reference to Annex A to the Registrant's Definitive Proxy Statement on Schedule 14A (File No. 001-36557) filed with the Commission on June 9, 2022).
10.26†	Executive Employment Agreement, dated as of September 1, 2020, by and between Advanced Drainage Systems, Inc. and Michael Huebert. #
19.1	Advanced Drainage Systems, Inc. Policy Regarding Insider Trading, Tipping and Other Wrongful Disclosures. #
21.1	List of Subsidiaries. #
23.1	Consent of Deloitte & Touche LLP. #
24.1	Power of Attorney. #
31.1	Certification of President and Chief Executive Officer of Advanced Drainage Systems, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. #
31.2	Certification of Executive Vice President and Chief Financial Officer of Advanced Drainage Systems, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. #
32.1	Certification of Principal Executive Officer of Advanced Drainage Systems, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. #
32.2	Certification of Principal Financial Officer of Advanced Drainage Systems, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. #
97.1	Advanced Drainage Systems, Inc. Policy Regarding Recoupment of Incentive-Based Compensation Upon Restatement or Misstatement of Financial Results, or as Required by Law. #
101.INS	XBRL Instance Document. #

Advanced Drainage Systems, Inc.

Exhibit Number	Description
101.SCH	XBRL Taxonomy Extension Schema. #
101.CAL	XBRL Taxonomy Extension Calculation Linkbase. #
101.DEF	XBRL Taxonomy Extension Definition Linkbase. #
101.LAB	XBRL Taxonomy Extension Label Linkbase. #
101.PRE	XBRL Taxonomy Extension Presentation Linkbase. #
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

†   Management contract or compensatory plan.

Filed herewith.

Item 16.   Form 10-K Summary

None.

Advanced Drainage Systems, Inc.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2024

ADVANCED DRAINAGE SYSTEMS, INC.

By: /s/ D. Scott Barbour

Name: D. Scott Barbour

Title: President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in their indicated capacities, on May 16, 2024.

Signature	Title
/s/ D. Scott Barbour D. Scott Barbour	Director, President and Chief Executive Officer (Principal Executive Officer)
/s/ Scott A. Cottrill Scott A. Cottrill	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)
/s/ Tim A. Makowski Tim A. Makowski	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)
/s/ Robert M. Eversole** Robert M. Eversole	Chairman of the Board of Directors and Director
/s/ Anesa T. Chaibi ** Anesa T. Chaibi	Director
/s/ Michael B. Coleman ** Michael B. Coleman	Director
/s/ Alexander R. Fischer** Alexander R. Fischer	Director
/s/ Tanya Fratto** Tanya Fratto	Director
/s/ Kelly S. Gast** Kelly S. Gast	Director
/s/ M.A. (Mark) Haney** M.A. (Mark) Haney	Director
/s/ Ross M. Jones** Ross M. Jones	Director
/s/ Carl A. Nelson, Jr.** Carl A. Nelson, Jr.	Director
/s/ Manuel J. Perez de la Mesa** Manuel J. Perez de la Mesa	Director
/s/ Anil Seetharam** Anil Seetharam	Director

** The undersigned, by signing his name hereto, does hereby sign this report on behalf of each of the above-indicated directors of the registrant pursuant to powers of attorney executed by such directors.

By: /s/ Scott A. Cottrill

Scott A. Cottrill, Attorney-in-fact

Advanced Drainage Systems, Inc.

TABLE OF CONTENTS

	Page
Audited Consolidated Financial Statements	

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Advanced Drainage Systems Inc.,

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Advanced Drainage Systems, Inc., and subsidiaries (the "Company") as of March 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholder's equity and mezzanine equity, and cash flows, for each of the three years in the period ended March 31, 2024, and the related notes and the financial statement schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 16, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill, Infiltrator Water Technologies Reporting Unit — Refer to Note 8 to the financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves comparing the carrying value of each reporting unit to the estimated fair value of the reporting unit. For the year ended March 31, 2024, the Company performed its evaluation of goodwill for impairment using a qualitative assessment or "Step Zero" impairment test to determine whether it is more likely than not that impairment has occurred. If the Company determines that it is more likely than not that the carrying amount of its' reporting units exceeds their fair value, the Company would perform a quantitative assessment or "Step One" impairment test and calculate the estimated fair value of the respective reporting unit. Changes in the assumptions utilized could have a significant impact on fair value. The Company's consolidated goodwill balance was $617.2 million as of March 31, 2024, of which $495.8 million was allocated to the Infiltrator Water Technologies ("Infiltrator") reporting unit.

We identified the evaluation of goodwill for impairment for the Infiltrator reporting unit as a critical audit matter due to significant judgments made by management to determine whether it is more likely than not that impairment of the

Advanced Drainage Systems, Inc.

underlying reporting unit has occurred, including management's judgment as it relates to their evaluation of macroeconomic conditions, industry and market considerations, internal cost factors, and the Company's overall financial and share price performance, among other factors. This required a high degree of auditor judgment and an increased effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

We, along with the assistance from our fair value specialists, evaluated the reasonableness of management's Step Zero impairment test by performing the following procedures:

- Tested the design and operating effectiveness of management's internal controls over their goodwill impairment evaluation, including those over the significant assumptions used in management's qualitative Step Zero test.
- Evaluated the Company's qualitative Step Zero test, including consideration of macroeconomic factors, industry and market considerations, internal cost factors, and overall financial and share price performance, among other factors that could change discount and growth rates, and key performance indicators, such as projected revenue and EBITDA, and performed sensitivity analysis on the key assumptions.
- Performed a retrospective review of current year results compared to the projections used in the most recent quantitative impairment test.
- Evaluated historical data used in developing the assumptions to assess whether the data is comparable and consistent with data of the period under audit.
- Assessed the cushion between the most recent fair value estimate performed as of March 31, 2023 and the carrying value of the reporting unit.
- Inquired with management, the board of directors, and the legal department regarding any changes in management strategy or operations during the year that could potentially affect the drivers of the fair value for the reporting unit.

/s/ Deloitte & Touche LLP

Columbus, Ohio

May 16, 2024

We have served as the Company's auditor since 2002.

Advanced Drainage Systems, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Advanced Drainage Systems, Inc.,

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Advanced Drainage Systems, Inc., and subsidiaries (the "Company") as of March 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2024, of the Company and our report dated May 16, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Columbus, Ohio

May 16, 2024

Advanced Drainage Systems, Inc.

ADVANCED DRAINAGE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		As of March 31,		
(Amounts in thousands, except par value)		2024		2023
ASSETS				
Current assets:				
Cash	$	490,163	$	217,128
Receivables (less allowance for credit losses of $4,849 and $8,227, respectively)		323,576		306,945
Inventories		464,200		463,994
Other current assets		22,028		29,422
Total current assets		1,299,967		1,017,489
Property, plant and equipment, net		876,351		733,059
Other assets:				
Goodwill		617,183		620,193
Intangible assets, net		352,652		407,627
Other assets		122,760		122,757
Total assets	$	**3,268,913**	$	**2,901,125**
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Current maturities of debt obligations	$	11,870	$	14,693
Current maturities of finance lease obligations		18,015		8,541
Accounts payable		254,401		210,111
Other accrued liabilities		154,260		142,400
Accrued income taxes		1,076		3,057
Total current liabilities		439,622		378,802
Long-term debt obligations (less unamortized debt issuance costs of $9,759 and $11,804, respectively)		1,259,522		1,269,391
Long-term finance lease obligations		61,661		32,272
Deferred tax liabilities		156,705		159,056
Other liabilities		70,704		66,744
Total liabilities		1,988,214		1,906,265
Commitments and contingencies (see Note 17)				
Mezzanine equity:				
Redeemable common stock: $0.01 par value; 6,682 and 9,429 shares outstanding, respectively		108,584		153,220
Total mezzanine equity		108,584		153,220
Stockholders' equity:				
Common stock: $0.01 par value; 1,000,000 shares authorized; 82,283 and 79,057 shares issued, respectively; 70,868 and 69,518 shares outstanding, respectively		11,679		11,647
Paid-in capital		1,219,834		1,134,864
Common stock in treasury, at cost		(1,140,578)		(920,999)
Accumulated other comprehensive loss		(29,830)		(27,580)
Retained earnings		1,092,208		626,215
Total ADS stockholders' equity		1,153,313		824,147
Noncontrolling interest in subsidiaries		18,802		17,493
Total stockholders' equity		1,172,115		841,640
Total liabilities, mezzanine equity and stockholders' equity	$	**3,268,913**	$	**2,901,125**

See accompanying notes to consolidated financial statements.

Advanced Drainage Systems, Inc.

ADVANCED DRAINAGE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share data)	Fiscal Year Ended March 31,		
	2024	2023	2022
Net sales	$ 2,874,473	$ 3,071,121	$ 2,769,315
Cost of goods sold	1,728,524	1,952,713	1,949,750
Cost of goods sold - ESOP acceleration	—	—	19,181
Gross profit	1,145,949	1,118,408	800,384
Operating expenses:			
Selling, general and administrative	370,714	339,504	309,840
Selling, general and administrative - ESOP acceleration	—	—	11,254
(Gain) loss on disposal of assets and costs from exit and disposal activities	(8,365)	4,397	3,398
Intangible amortization	51,469	55,197	63,974
Income from operations	732,131	719,310	411,918
Other expense:			
Interest expense	88,862	70,182	33,550
Interest income and other, net	(23,484)	(7,972)	(5,143)
Income before income taxes	666,753	657,100	383,511
Income tax expense	158,998	150,589	110,071
Equity in net income of unconsolidated affiliates	(5,536)	(4,842)	(1,586)
Net income	513,291	511,353	275,026
Less: net income attributable to noncontrolling interest	3,376	4,267	3,695
Net income attributable to ADS	509,915	507,086	271,331
Weighted average common shares outstanding:			
Basic	78,252	82,315	71,276
Diluted	79,017	83,336	72,911
Net income per share available to common stockholders:			
Basic	$ 6.52	$ 6.16	$ 3.22
Diluted	$ 6.45	$ 6.08	$ 3.15

See accompanying notes to consolidated financial statements.

ADVANCED DRAINAGE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands)	Fiscal Year Ended March 31,		
	2024	**2023**	**2022**
Net income	$ 513,291	$ 511,353	$ 275,026
Currency translation (loss) gain	(570)	(1,267)	501
Comprehensive income	512,721	510,086	275,527
Less: other comprehensive gain attributable to noncontrolling interest, net of tax	1,680	1,927	667
Less: net income attributable to noncontrolling interest	3,376	4,267	3,695
Total comprehensive income attributable to ADS	$ 507,665	$ 503,892	$ 271,165

See accompanying notes to consolidated financial statements.

Advanced Drainage Systems, Inc.

ADVANCED DRAINAGE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Fiscal Year Ended March 31,	
(Amounts in thousands)	2024	2023	2022
Cash Flows from Operating Activities			
Net income	$ 513,291	$ 511,353	$ 275,026
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	154,903	145,149	141,808
Deferred income taxes	(2,280)	(9,855)	2,175
(Gain) loss on disposal of assets and costs from exit and disposal activities	(8,365)	4,397	3,398
ESOP and stock-based compensation	31,986	21,659	77,559
ESOP acceleration	—	—	30,435
Amortization of deferred financing charges	2,044	1,419	382
Fair market value adjustments to derivatives	(972)	3,639	(1,392)
Equity in net income of unconsolidated affiliates	(5,536)	(4,842)	(1,586)
Other operating activities	6,697	1,513	(11,679)
Changes in working capital:			
Receivables	(14,590)	37,487	(96,990)
Inventories	594	30,224	(189,715)
Prepaid expenses and other current assets	(275)	(5,296)	(4,642)
Accounts payable, accrued expenses and other liabilities	40,431	(29,037)	50,109
Net cash provided by operating activities	717,928	707,810	274,888
Cash Flows from Investing Activities			
Capital expenditures	(183,812)	(166,913)	(149,083)
Proceeds from disposition of assets or businesses	27,498	—	—
Acquisition, net of cash acquired	—	(48,010)	(49,309)
Other investing activities	650	446	(441)
Net cash used in investing activities	(155,664)	(214,477)	(198,833)
Cash Flows from Financing Activities			
Payments on syndicated Term Loan Facility	(7,000)	(7,000)	(7,000)
Proceeds from Revolving Credit Agreement	—	26,200	332,200
Payments on Revolving Credit Agreement	—	(140,500)	(217,900)
Proceeds from Amended Revolving Credit Agreement	—	97,000	—
Payments on Amended Revolving Credit Agreement	—	(97,000)	—
Proceeds from Senior Notes due 2030	—	500,000	—
Debt issuance costs	—	(11,575)	—
Proceeds from Equipment Financing	—	—	35,963
Payments on Equipment Financing	(7,738)	(12,532)	(4,715)
Payments on finance lease obligations	(12,145)	(7,686)	(50,447)
Repurchase of common stock	(207,308)	(575,027)	(292,000)
Cash dividends paid	(43,995)	(39,612)	(37,023)
Dividends paid to noncontrolling interest holder	(3,747)	(5,323)	(1,471)
Proceeds from option exercises	6,454	5,700	4,574
Payment of withholding taxes on vesting of restricted stock units	(8,864)	(28,663)	(13,063)
Other financing activities	—	(260)	(186)
Net cash used in financing activities	(284,343)	(296,278)	(251,068)
Effect of exchange rate changes on cash	799	(52)	129
Net change in cash	278,720	197,003	(174,884)
Cash at beginning of year	217,128	20,125	195,009
Cash and restricted cash at end of year	$ 495,848	$ 217,128	$ 20,125
RECONCILIATION TO BALANCE SHEET			
Cash	$ 490,163		
Restricted cash (included in Other assets in the Consolidated Balance Sheets)	5,685		
Total cash and restricted cash	$ 495,848		

See accompanying notes to consolidated financial statements.

Advanced Drainage Systems, Inc.

ADVANCED DRAINAGE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND MEZZANINE EQUITY

	Common Stock		Paid-in	Common Stock in Treasury		Accumulated Other Comprehensive	Retained Earnings	Total ADS Stockholders'	Non-controlling Interest in	Total Stockholders'	Redeemable Convertible Preferred Stock		Deferred Compensation – Unearned ESOP Shares		Total Mezzanine
(Amounts in thousands)	Shares	Amount	Capital	Shares	Amount	Loss	(Deficit)	Equity	Subsidiaries	Equity	Shares	Amount	Shares	Amount	Equity
Balance April 1, 2021	**72,071**	**$ 11,578**	**$ 918,587**	**501**	**$ (10,959)**	**$ (24,220)**	**$ (75,202)**	**$ 819,784**	**$ 13,731**	**$ 833,515**	**19,275**	**$ 240,944**	**966**	**$ (11,033)**	**$ 229,911**
Net income	—	—	—	—	—	—	271,331	271,331	3,695	275,026	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	(166)	—	(166)	667	501	—	—	—	—	—
Redeemable convertible preferred stock dividends	—	—	—	—	—	—	(5,646)	(5,646)	—	(5,646)	—	—	—	—	—
Common stock dividend ($0.44 per share)	—	—	—	—	—	—	(31,496)	(31,496)	—	(31,496)	—	—	—	—	—
Dividend paid to noncontrolling interest holder	—	—	—	—	—	—	—	—	(1,471)	(1,471)	—	—	—	—	—
Share repurchases	—	—	—	2,574	(292,000)	—	—	(292,000)	—	(292,000)	—	—	—	—	—
Allocation of ESOP shares to participants for:															
Compensation	—	—	46,888	—	—	—	—	46,888	—	46,888	—	—	(628)	6,513	6,513
Dividend	—	—	—	—	—	—	(294)	(294)	—	(294)	—	—	—	294	294
ESOP acceleration	—	—	26,209	—	—	—	—	26,209	—	26,209	—	—	(338)	4,226	4,226
Exercise of common stock options	206	2	4,572	—	—	—	—	4,574	—	4,574	—	—	—	—	—
Restricted stock awards	203	2	—	53	(5,987)	—	—	(5,985)	—	(5,985)	—	—	—	—	—
Performance-based restricted stock units	245	2	—	92	(9,745)	—	—	(9,743)	—	(9,743)	—	—	—	—	—
Stock-based compensation	—	—	24,158	—	—	—	—	24,158	—	24,158	—	—	—	—	—
ESOP distributions in common stock	2,804	28	45,532	—	—	—	—	45,560	—	45,560	(3,645)	(45,560)	—	—	(45,560)
Other	—	—	(318)	—	—	—	183	(135)	—	(135)	—	—	—	—	—
Balance March 31, 2022	**75,529**	**$ 11,612**	**$1,065,628**	**3,220**	**$(318,691)**	**$ (24,386)**	**$ 158,876**	**$ 893,039**	**$ 16,622**	**$ 909,661**	**15,630**	**$ 195,384**	**—**	**$ —**	**$ 195,384**

See accompanying notes to consolidated financial statements.

F-8

Advanced Drainage Systems, Inc.

ADVANCED DRAINAGE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND MEZZANINE EQUITY

(Amounts in thousands)	Common Stock Shares	Common Stock Amount	Paid-in Capital	Common Stock in Treasury Shares	Common Stock in Treasury Amount	Accumulated Other Comprehensive Loss	Retained Earnings	Total ADS Stockholders' Equity	Non-controlling Interest in Subsidiaries	Total Stockholders' Equity	Redeemable Convertible Preferred Stock Shares	Redeemable Convertible Preferred Stock Amount	Redeemable Common Stock Shares	Redeemable Common Stock Amount	Total Mezzanine Equity
Balance April 1, 2022	75,529	$ 11,612	$1,065,628	3,220	$ (318,691)	$ (24,386)	$ 158,876	$ 893,039	$ 16,622	$ 909,661	15,630	$ 195,384	—	$ —	$ 195,384
Net income	—	—	—	—	—	—	507,086	507,086	4,267	511,353	—	—	—	—	—
Other comprehensive loss	—	—	—	—	—	(3,194)	—	(3,194)	1,927	(1,267)	—	—	—	—	—
Common stock dividend ($0.48 per share)	—	—	—	—	—	—	(39,747)	(39,747)	—	(39,747)	—	—	—	—	—
Dividend paid to noncontrolling interest holder	—	—	—	—	—	—	—	—	(5,323)	(5,323)	—	—	—	—	—
Share Repurchases	—	—	—	6,055	(576,314)	—	—	(576,314)	—	(576,314)	—	—	—	—	—
ESOP share conversion	—	—	—	—	—	—	—	—	—	—	(15,630)	(195,384)	12,022	195,384	—
KSOP Redeemable Common Stock Conversion	2,593	26	42,138	—	—	—	—	42,164	—	42,164	—	—	(2,593)	(42,164)	(42,164)
Exercise of common stock options	232	2	5,698	—	—	—	—	5,700	—	5,700	—	—	—	—	—
Restricted stock awards	176	2	—	59	(5,643)	—	—	(5,641)	—	(5,641)	—	—	—	—	—
Performance-based restricted stock units	527	5	—	205	(20,351)	—	—	(20,346)	—	(20,346)	—	—	—	—	—
Stock-based compensation	—	—	21,659	—	—	—	—	21,659	—	21,659	—	—	—	—	—
Other	—	—	(259)	—	—	—	—	(259)	—	(259)	—	—	—	—	—
Balance March 31, 2023	79,057	$ 11,647	$1,134,864	9,539	$ (920,999)	$ (27,580)	$ 626,215	$ 824,147	$ 17,493	$ 841,640	—	$ —	9,429	153,220	$ 153,220
Net income	—	—	—	—	—	—	509,915	509,915	3,376	513,291	—	—	—	—	—
Other comprehensive (loss)	—	—	—	—	—	(2,250)	—	(2,250)	1,680	(570)	—	—	—	—	—
Common stock dividend ($0.56 per share)	—	—	—	—	—	—	(43,922)	(43,922)	—	(43,922)	—	—	—	—	—
Dividend paid to noncontrolling interest holder	—	—	—	—	—	—	—	—	(3,747)	(3,747)	—	—	—	—	—
Share repurchases	—	—	—	1,779	(210,715)	—	—	(210,715)	—	(210,715)	—	—	—	—	—
KSOP Redeemable Common Stock Conversion	2,747	27	44,609	—	—	—	—	44,636	—	44,636	—	—	(2,747)	(44,636)	(44,636)
Exercise of common stock options	159	2	6,452	—	—	—	—	6,454	—	6,454	—	—	—	—	—
Restricted stock awards	100	1	—	25	(2,468)	—	—	(2,467)	—	(2,467)	—	—	—	—	—
Performance-based restricted stock units	200	2	—	72	(6,396)	—	—	(6,394)	—	(6,394)	—	—	—	—	—
Stock-based compensation	—	—	31,986	—	—	—	—	31,986	—	31,986	—	—	—	—	—
ESPP Issuance	20	—	1,927	—	—	—	—	1,927	—	1,927	—	—	—	—	—
Other	—	—	(4)	—	—	—	—	(4)	—	(4)	—	—	—	—	—
Balance March 31, 2024	82,283	$ 11,679	$1,219,834	11,415	$(1,140,578)	$ (29,830)	$1,092,208	$ 1,153,313	$ 18,802	$ 1,172,115	—	$ —	6,682	$ 108,584	$ 108,584

See accompanying notes to consolidated financial statements.

ADVANCED DRAINAGE SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Description of Business - Advanced Drainage Systems, Inc. and subsidiaries (collectively referred to as "ADS" or the "Company"), incorporated in Delaware, designs, manufactures and markets innovative water management solutions in the stormwater and onsite septic wastewater industries, providing superior drainage solutions for use in the construction and agriculture marketplace. ADS's products are used across a broad range of end markets and applications, including non-residential, infrastructure and agriculture applications. The Company is managed and reports results of operations in three reportable segments: Pipe, Infiltrator and International. The Company also reports the results of its Allied Products and all other business segments as Allied Products & Other.

The Company's fiscal year begins on April 1 and ends on March 31. Unless otherwise noted, references to "year" pertain to the fiscal year. For example, 2024 refers to fiscal 2024, which is the period from April 1, 2023 to March 31, 2024.

Principles of Consolidation - The consolidated financial statements include the Company, its wholly-owned subsidiaries, its majority owned subsidiaries, and variable interest entities ("VIEs") of which the Company is the primary beneficiary. The Company uses the equity method of accounting for equity investments where it exercises significant influence but does not hold a controlling financial interest. Such investments are recorded in Other assets in the Consolidated Balance Sheets and the related equity in earnings from these investments are included in Equity in net income of unconsolidated affiliates in the Consolidated Statements of Operations. All intercompany balances and transactions have been eliminated in consolidation.

Presentation - Certain prior year captions have been renamed to conform to the fiscal 2024 presentation. Derivative income and other, net was renamed Interest income and other, net.

Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, but are not limited to, the allowance for credit losses, valuation of inventory, useful lives of property, plant and equipment and amortizing intangible assets, determination of the proper accounting for leases, valuation of equity method investments, goodwill, intangible assets and other long-lived assets for impairment, accounting for stock-based compensation, determination of allowances for sales returns, rebates and discounts, determination of the valuation allowance, if any, on deferred tax assets, and reserves for uncertain tax positions. Management's estimates and assumptions are evaluated on an ongoing basis and are based on historical experience, current conditions and available information. Management believes the accounting estimates are appropriate and reasonably determined; however, due to the inherent uncertainties in making these estimates, actual results could differ from those estimates.

Receivables and Allowance for Credit Losses - Receivables include trade receivables, net of an allowance for credit losses, and other miscellaneous receivables. Receivables at March 31, 2024 and 2023 are as follows:

(Amounts in thousands)	2024	2023
Trade receivables, net	$ 318,683	$ 304,974
Other miscellaneous receivables	4,893	1,971
Receivables, net	**$ 323,576**	**$ 306,945**

The Company extends credit to customers based on an evaluation of their financial condition and collateral is generally not required. The Company records an allowance for credit losses at the time accounts receivable are recorded based on the Company's historical write-off activity, an evaluation of the current economic environment and the Company's expectations of future economic conditions.

Inventories - Inventories are stated at the lower of cost or net realizable value. The Company's inventories are maintained on the first-in, first-out ("FIFO") method. Costs include the cost of acquiring materials, including in-bound freight from vendors and freight incurred for the transportation of raw materials, tooling or finished goods between the Company's manufacturing plants and its distribution centers, direct and indirect labor, factory overhead and certain corporate overhead costs related to the production of inventory.

Property, Plant and Equipment and Depreciation Method - Property, plant and equipment are recorded at cost less accumulated depreciation, with the exception of assets acquired through acquisitions, which are initially recorded at fair value. Equipment acquired under finance lease is recorded at the present value of the future minimum lease payments. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets or the lease term, if shorter, as follows:

	Years
Buildings and leasehold improvements	20 to 45 or the lease term if shorter
Machinery and production equipment	3 to 18
Transportation equipment	3 to 12

Costs of additions and major improvements are capitalized, whereas maintenance and repairs that do not improve or extend the life of the asset are charged to expense as incurred. When assets are retired or disposed, the cost and related accumulated depreciation are removed from the asset accounts and any resulting gain or loss is reflected in (Gain) loss on disposal of assets and costs from exit and disposal activities in the Consolidated Statements of Operations. Construction in progress is also recorded at cost and includes capitalized interest, capitalized payroll costs and related costs such as taxes and other fringe benefits.

Goodwill & Intangible Assets - The Company records acquisitions resulting in the consolidation of an enterprise using the acquisition method of accounting. Under this method, the Company records the assets acquired, including intangible assets that can be identified, and liabilities assumed based on their estimated fair values at the date of acquisition. The purchase price in excess of the fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill.

Goodwill - Goodwill is reviewed annually for impairment as of March 31 or whenever events or changes in circumstances indicate the carrying value may be greater than fair value. GAAP allows entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit for the goodwill impairment test, a quantitative assessment. For the fiscal year ended March 31, 2024, the Company completed a qualitative fair value assessment for all reporting units, except for Cultec, for which the Company completed a quantitative analysis. The Company applied the quantitative assessment to all reporting units as of March 31, 2023. For all reporting units, the Company completed a qualitative assessment as of March 31, 2022.

Intangible Assets — Definite-Lived - Definite-lived intangible assets are amortized using the straight-line method or an accelerated method over their estimated useful lives and are tested for recoverability whenever events or changes in circumstances indicate that carrying amounts of the asset group may not be recoverable. If the estimated undiscounted future cash flows are less than the carrying amounts of such assets, an impairment loss is recognized to the extent the fair value of the asset less any costs of disposition is less than the carrying amount of the asset. The Company did not incur any impairment charges for Definite-Lived Intangible assets.

Intangible Assets — Indefinite-Lived - Indefinite-lived intangible assets are tested for impairment annually as of March 31 or whenever events or changes in circumstances indicate the carrying value may be greater than fair value. GAAP allows entities testing indefinite-lived intangible assets for impairment the option of performing a qualitative assessment before calculating the fair value of the indefinite-lived intangible assets for the impairment test. ADS completed a qualitative fair value assessment of indefinite-lived trademarks as of March 31, 2024 and March 31, 2022. ADS applied the quantitative assessment to specific trademarks for the annual impairment tests performed as of March 31, 2023. The Company did not incur any impairment charges for Indefinite-Lived Intangible assets.

Other Assets - Other assets include operating lease right of use assets, assets held for sale, capitalized software development costs, including cloud computing costs, investments in unconsolidated affiliates accounted for under the equity method, deposits, central parts, and other miscellaneous assets.

- See "Note 6. Leases" for further information on the operating lease right of use assets.
- Assets held for sale is comprised of the assets of Spartan Concrete, Inc. as of March 31, 2023 and see "Note 3. (Gain) Loss on Disposal of Assets and Costs from Exit and Disposal Activities" for further information.
- The Company capitalizes development costs for internal use software and defers implementation costs for hosting arrangements. Capitalization of software development costs and deferral of implementation costs for hosting arrangements begin in the application development stage and end when the asset is placed into service. The Company amortizes such costs using the straight-line method over estimated useful lives of 2 to

10 years, which is included in Selling, general and administrative expenses or Cost of goods sold within the Consolidated Statements of Operations depending on the nature of the asset and its intended use.

- The Company evaluates its investments in unconsolidated affiliates for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable and recognizes an impairment loss when a decline in value below carrying value is determined to be other-than-temporary. Under these circumstances, the Company would adjust the investment down to its estimated fair value, which then becomes its new carrying value.
- Central parts represent spare production equipment items which are used to replace worn or broken production equipment parts and help reduce the risk of prolonged equipment outages.

Leases - The Company determines whether an arrangement contains an operating or finance lease at inception by determining if the contract conveys the right to control the use of identified plant, property, and equipment for a period of time in exchange for consideration and other facts and circumstances as defined by Accounting Standards Codification 842, *Leases* ("ASC 842"). For each lease which has an accounting lease term of greater than 12 months, the Company records the right-of-use asset and lease liability on the balance sheet. The accounting lease term includes cancellable and renewal periods which are reasonably assured. The lease liability is measured utilizing the incremental borrowing rate unless the Company can specifically determine the rate implicit in the lease. For leases classified as finance leases at lease inception, the Company records a finance lease asset in Property, plant and equipment, net and lease financing obligation equal to the present value of the minimum lease payments. The finance lease right of use asset is amortized to its expected residual value at the end of the lease term using the straight-line method, and the lease financing obligation is amortized using the effective interest method over the lease term with the rental payments being allocated to principal and interest. For leases classified as operating leases, the Company records the operating lease right of use asset in Other assets and the operating lease obligation in Other accrued liabilities and Other liabilities. Operating lease rent expense is recognized over the useful life using the straight-line method.

Foreign Currency Translation - Assets and liabilities of foreign subsidiaries with a functional currency other than the U.S. dollar are translated into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are translated at a monthly average exchange rate and equity transactions are translated using either the actual exchange rate on the day of the transaction or a monthly average historical exchange rate. For the fiscal years ended March 31, 2024 and 2023, the Company's Accumulated other comprehensive loss ("AOCL") consisted of foreign currency translation gains and losses.

Net Sales - The Company generates revenue by selling pipe and related water management products primarily to distributors, retailers, buying groups and co-operative buying groups. Products are shipped predominately by the Company's internal fleet, and the Company does not provide any additional revenue generating services after product delivery. Payment terms and conditions vary by contract. Revenue is recognized at the point in-time obligations under the terms of a contract with a customer are satisfied, which generally occurs upon the transfer of control of the promised goods. In substantially all of the Company's contracts with customers, control is transferred to the customer upon delivery. The Company recognizes revenue in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Shipping Costs - The Company incurs shipping costs to deliver products to customers using an in-house fleet or common carrier. Typically shipping costs are prepaid and included in the product price; however, in some instances, the Company bills shipping costs to customers. Shipping costs are also incurred to physically move raw materials, tooling and products between manufacturing and distribution facilities. Shipping costs to deliver products to customers for the fiscal years ended March 31, 2024, 2023, and 2022 were $284.6 million, $274.5 million, and $242.0 million, respectively, and are included in Cost of goods sold.

Stock-Based Compensation - See "Note 14. Stock-Based Compensation" for information about the stock-based compensation award programs and related accounting policies.

Advertising - The Company expenses advertising costs as incurred. Advertising costs are recorded in Selling, general and administrative expenses in the Consolidated Statements of Operations. The total advertising costs were $10.2 million, $8.5 million, and $6.0 million for the fiscal years ended March 31, 2024, 2023, and 2022, respectively**.**

Self-Insurance - The Company is self-insured for short-term disability and medical coverage it provides for substantially all eligible employees. The Company is self-insured for medical claims up to the individual and aggregate stop-loss coverage limits. The Company accrues for claims incurred but not reported based on an estimate of future claims related to events that occurred prior to the fiscal year end if it has not met the aggregate stop-loss coverage limit. Amounts expensed totaled $53.3 million, $52.1 million, and $45.6 million for the fiscal years ended

March 31, 2024, 2023, and 2022, respectively, of which employees contributed $13.0 million, $12.4 million, and $10.7 million, respectively.

ADS is also self-insured for various other general insurance programs to the extent of the applicable deductible limits on the Company's insurance coverage. These programs include primarily automobile, general liability, cybersecurity and employment practices coverage with a deductible of $0.5 million per occurrence for general liability and $0.8 million per occurrence for automobile claim incurred. Amounts expensed during the period, including an estimate for claims incurred but not reported at year end, were $3.1 million, $3.1 million, and $3.2 million, for the years ended March 31, 2024, 2023, and 2022, respectively.

ADS is also self-insured for workers' compensation insurance with stop-loss coverage for claims that exceed $0.4 million per incident up to the respective state statutory limits. Amounts expensed, including an estimate for claims incurred but not reported, were $4.9 million, $4.9 million, and $4.1 million for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized and represent the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. They are measured using the enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. Valuation allowances are established against deferred tax assets when it is more likely than not that the realization of those deferred tax assets will not occur. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred income tax provision represents the change during the reporting period in the deferred tax assets and deferred tax liabilities. Penalties and interest recorded on income taxes payable are recorded as part of Income tax expense.

The Company determines whether an uncertain tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based upon the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority.

Fair Values - The fair value framework requires the categorization of assets and liabilities into three levels based upon assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. ADS's policy for determining when transfers between levels have occurred is to use the actual date of the event or change in circumstances that caused the transfer.

Concentrations of Risk - The Company has a large, active customer base of approximately 16,000 customers with two customers, Ferguson Enterprises and Core and Main, each representing more than 10% of annual net sales. Such customers accounted for 25.8%, 25.5%, and 24.2% of fiscal 2024, 2023 and 2022 net sales, respectively. The Company's customer base is diversified across the range of end markets that it serves.

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of Receivables. The Company provides its products to customers based on an evaluation of the customers' financial condition, generally without requiring collateral. Exposure to losses on Receivables is principally dependent on each customer's financial condition. The Company performs ongoing credit evaluations of its customers. The Company monitors the exposure for credit losses and maintains allowances for anticipated losses. Concentrations of credit risk with respect to Receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographies. One customer, Ferguson Enterprises, accounted for approximately 17.5% and 20.0% of Receivables at March 31, 2024 and 2023, respectively.

Derivatives - The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. These instruments do not qualify for hedge accounting treatment. ADS uses commodity options in the form of collars and swaps, and foreign currency forward contracts to manage various exposures to commodity price and exchange rate fluctuations. Changes in fair value of the derivative instruments are recognized in Interest income and other, net in the Consolidated Statements of Operations. The Company's policy is to present all derivative balances on a gross basis.

Advanced Drainage Systems, Inc.

Interest income and other, net- Included in Other income on the Company's Statement of Operations is interest income on invested cash and derivative gains and losses for commodity and foreign currency instruments described below for the fiscal years ended March 31, 2024, 2023, and 2022 were:

(Amounts in thousands)	2024	2023	2022
Interest income	$ (22,047)	$ (9,782)	$ (52)
Fair market value adjustments to derivatives	(972)	3,639	(1,392)
Net realized (gains) losses on derivatives	58	(3,963)	(3,012)
Foreign currency losses (gains)	436	2,275	324
Other	(959)	(141)	(1,011)
Interest income and other, net	$ (23,484)	$ (7,972)	$ (5,143)

Recent Accounting Pronouncements

Reference Rate Reform - In March 2020, the Financial Accounting Standards Board ("FASB") issued an accounting standards update ("ASU") that provides optional expedients and exceptions related to financial reporting impacts related to the expected market transition from LIBOR to another reference rates. The amendments are effective on March 12, 2020 and an entity may elect to adopt prospectively through December 31, 2024. The Company is currently evaluating the impact of this standard on the Consolidated Financial Statements.

Improvements to Reportable Segment Disclosures - In November 2023, the FASB issued an ASU to amend *ASC 280, Segment Reporting* to enhance segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The amendments are effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The amendments must be applied retrospectively to all periods presented in the financial statements. The Company is currently evaluating the impact of this standard on the Consolidated Financial Statements.

Improvements to Income Tax Disclosures - In December 2023, the FASB issued an ASU to amend *ASC 740, Income Taxes* to enhance the transparency and usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. The amendments may be applied prospectively or retrospectively and are effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of this standard on the Consolidated Financial Statements.

Except for the pronouncements described above, there have been no new accounting pronouncements issued or adopted since the filing of the fiscal 2023 Form 10-K that have significance, or potential significance, to the Consolidated Financial Statements.

2. **REVENUE RECOGNITION**

Revenue is recognized at the point in-time the obligations under the terms of a contract with a customer are satisfied, which generally occurs upon the transfer of control of the promised goods. In substantially all of the Company's contracts with customers, control is transferred to the customer upon delivery. The Company recognizes revenue in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue is presented in the Consolidated Statements of Operations net of allowances for returns, rebates, discounts, and taxes collected concurrently with revenue-producing activities.

The Company disaggregates net sales by Domestic, International and Infiltrator and further disaggregates Domestic and International by product type, consistent with its reportable segment disclosure. This disaggregation level best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Refer to "Note 19. Business Segment Information" for the Company's disaggregation of Net sales by reportable segment.

Significant Judgments - The Company's performance obligation under contracts with customers is to sell and deliver pipe and related water management products. The Company's contracts with customers may contain multiple performance obligations by promising to deliver multiple products to the customer. For these contracts, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis.

The Company's products are generally sold with a right of return, and the Company may provide credits or incentives, which are accounted for as variable consideration when estimating the amount of revenue to recognize. Variable consideration is estimated at contract inception and updated at the end of each reporting period as additional information becomes available and only to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Contract Balances - The Company recognizes a contract asset representing the Company's right to recover products upon the receipt of returned products and a contract liability for the customer refund. The following table presents the balance of the Company's contract asset and liability as of March 31, 2024 and 2023:

(Amounts in thousands)	March 31, 2024	March 31, 2023
Contract asset - product returns	$ 1,353	$ 933
Refund liability	3,920	2,664

Practical Expedients and Exemptions - The Company applies several practical expedients and exemptions:

- The Company expenses incremental costs to obtain a contract (e.g. sales commissions) when incurred as the amortization period would have been one year or less. These costs are recorded within Selling, general and administrative expenses on the Consolidated Statements of Operations.
- The Company accounts for shipping and handling costs as activities to fulfill the promise to transfer the goods when these activities are performed after a customer obtains control of the goods.
- The Company excludes from the transaction price all sales taxes that are assessed by a governmental authority and that are imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from a customer, for example, sales, use, value added, and some excise taxes.
- Further, the Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

3. (GAIN) LOSS ON DISPOSAL OF ASSETS AND COSTS FROM EXIT AND DISPOSAL ACTIVITIES

On April 14, 2023, the Company completed its divestiture of substantially all of the assets of Spartan Concrete, Inc. to a third party purchaser for consideration of $20.0 million. The Company recognized a gain on the sale of $14.9 million in the Consolidated Statements of Operations. Prior to the divestiture, the Company recorded the results of operations in Allied & Other.

On March 25, 2024, the Company completed its divestiture of substantially all of its Paper Recycling business to a third party purchaser for cash consideration of $7.5 million. The Company recognized a loss on the sale of $2.0 million in the Consolidated Statements of Operations. Prior to the divestiture, the Company recorded the results of operations in domestic Pipe.

The Company recorded an additional $4.5 million loss on the other disposals and partial disposals of property, plant and equipment.

4. ACQUISITIONS

Acquisition of Cultec - On April 29, 2022, the Company completed its acquisition of Cultec, Inc. ("Cultec"). Cultec was a family-owned technology leader in the stormwater and onsite septic wastewater industries. The acquisition of Cultec expands the Company's portfolio of innovative water management solutions in the stormwater and onsite septic wastewater industries. The total fair value of consideration transferred was $48.0 million. The purchase price excludes transaction costs. During the fiscal year ended March 31, 2023, the Company incurred $1.5 million of transaction costs related to the acquisition such as legal, accounting, valuation and other professional services. These costs are included in Selling, general and administrative expenses.

Advanced Drainage Systems, Inc.

The following table summarizes the consideration transferred and the purchase price allocation of assets acquired and liabilities assumed.

(Amounts in thousands)	Final Amount
Accounts receivable	$ 5,957
Inventory	4,469
Property, plant and equipment	1,986
Goodwill	11,060
Intangible assets	31,400
Accounts payable	(6,421)
Accrued expenses	(75)
Other liabilities	(366)
Total fair value of consideration transferred	**$ 48,010**

The goodwill of $11.1 million represents the excess of consideration transferred over the fair value of assets acquired and liabilities assumed and is attributable to expected operating efficiencies. The goodwill is deductible for income tax purposes and is assigned to Allied Products & Other. The table below summarizes identifiable intangible assets:

(Amounts in thousands)	Fair value
Customer relationships	$ 12,400
Patents and developed technology	16,200
Tradename and trademarks	2,800
Total identifiable intangible assets	**$ 31,400**

5. **PROPERTY, PLANT AND EQUIPMENT**

Property, plant and equipment, net as of the fiscal years ended March 31 consisted of the following:

(Amounts in thousands)	2024	2023
Land, buildings and improvements	$ 355,394	$ 311,027
Machinery and production equipment	933,494	809,365
Transportation equipment	167,114	124,807
Construction in progress	165,756	160,792
Total cost	1,621,758	1,405,991
Less: accumulated depreciation	(745,407)	(672,932)
Property, plant and equipment, net	**$ 876,351**	**$ 733,059**

Depreciation expense related to Property, plant and equipment in each of the fiscal years ended March 31 was:

(Amounts in thousands)	2024	2023	2022
Depreciation expense (inclusive of leased assets depreciation)	$ 100,306	$ 85,976	$ 73,514

6. **LEASES**

Nature of the Company's Leases - The Company has operating and finance leases for plants, yards, corporate offices, tractors, trailers and other equipment. The Company's leases have remaining terms of less than one year to 13 years. A portion of the Company's real estate leases include an option to extend the leases for up to 5 years. The Company has included renewal options which are reasonably certain to be exercised in its right-of-use assets and lease liabilities. The Company's lease payments are generally fixed.

Advanced Drainage Systems, Inc.

Supplemental balance sheet information related to leases as of the periods presented were as follows:

(Amounts in thousands)	Balance Sheet Classification	2024		2023	
Operating leases					
Right-of-use assets	Other assets	$	53,807	$	50,753
Current lease liabilities	Other accrued liabilities		15,715		14,370
Non-current lease liabilities	Other liabilities		39,071		37,065
Total operating lease liabilities		$	**54,786**	$	**51,435**
Finance leases					
Right-of-use assets	Property, plant and equipment		78,068		40,198
Current lease liabilities	Current maturities of finance lease obligations		18,015		8,541
Non-current lease liabilities	Long-term finance lease obligations		61,661		32,272
Total finance lease liabilities		$	**79,676**	$	**40,813**
Weighted average lease term (in years):					
Operating leases			4.77		4.46
Finance leases			4.75		4.48
Weighted average discount rate:					
Operating leases			5.27 %		4.37 %
Finance leases			5.85 %		5.53 %

Lease Cost - The components of lease cost for the years ended March 31, 2024, 2023, and 2022 were:

(Amounts in thousands)	Income Statement Classification	2024		2023		2022	
Operating lease cost							
Operating lease cost	Cost of goods sold	$	17,325	$	15,163	$	12,663
Operating lease cost	Selling, general and administrative		1,562		1,322		1,335
Short-term lease cost	Cost of goods sold		8,856		9,467		4,813
Total operating lease cost		$	**27,743**	$	**25,952**	$	**18,811**
Finance lease cost							
Amortization of right-of-use assets	Cost of goods sold		13,707		7,252		12,986
Amortization of right-of-use assets	Selling, general and administrative		820		880		1,413
Interest on lease liabilities	Interest expense		2,833		586		1,679
Total finance lease cost		$	**17,360**	$	**8,718**	$	**16,078**

Supplemental cash flow information related to leases for the periods presented were as follows:

(Amounts in thousands)	2024		2023		2022	
Cash paid for amounts included in the measurement of lease liabilities:					
Operating cash flows used for operating leases	$	18,887	$	16,485	$	13,998
Operating cash flows used for finance leases		2,726		729		1,932
Financing cash flows used for finance leases		12,145		7,686		50,447
Right-of-use assets obtained in exchange for lease obligations:					
Operating leases		20,511		13,735		38,093
Finance leases		53,241		32,463		17,695

Advanced Drainage Systems, Inc.

The following is a schedule by year of future minimum lease payments on a rolling twelve-month basis under operating and finance leases and the present value of the net minimum lease payments as of March 31, 2024:

(Amounts in thousands)	Operating Leases	Finance Leases
Year 1	$ 18,642	$ 20,526
Year 2	14,485	18,840
Year 3	9,346	16,924
Year 4	7,000	12,296
Year 5	4,596	8,009
Thereafter	9,845	10,563
Total minimum lease payments	$ 63,914	$ 87,158
Less: amount representing interest	9,128	7,482
Present value of net minimum lease payments	$ 54,786	$ 79,676

7. INVENTORIES

Inventories as of the fiscal years ended March 31 consisted of the following:

(Amounts in thousands)	2024	2023
Raw materials	$ 106,662	$ 108,206
Finished goods	357,538	355,788
Total Inventories	**$ 464,200**	**$ 463,994**

During fiscal years ended March 31, 2024 and 2023, the Company incurred production-related general and administrative costs included in the cost of finished goods inventory of $75.4 million and $64.0 million, respectively, of which $17.7 million and $15.5 million remained in inventory at March 31, 2024 and 2023, respectively.

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill - The carrying amount of goodwill by reportable segment is as follows:

(Amounts in thousands)	Pipe	Infiltrator	International	Allied Products & Other	Total
Balance at March 31, 2022	**$ 68,797**	**$ 495,841**	**$ 11,213**	**$ 34,442**	**$ 610,293**
Acquisition	—	—	—	11,060	11,060
Asset held for sale	—	—	—	(367)	(367)
Currency translation	—	—	(793)	—	(793)
Balance at March 31, 2023	**68,797**	**495,841**	**10,420**	**45,135**	**620,193**
Disposal	(3,031)	—	—	—	(3,031)
Currency translation	—	—	21	—	21
Balance at March 31, 2024	**$ 65,766**	**$ 495,841**	**$ 10,441**	**$ 45,135**	**$ 617,183**

Intangible Assets – Intangible assets as of March 31, 2024 and 2023 consisted of the following:

	2024			2023		
(Amounts in thousands)	Gross Intangible	Accumulated Amortization	Net Intangible	Gross Intangible	Accumulated Amortization	Net Intangible
Definite-lived intangible assets						
Developed technology	$ 170,200	$ (75,554)	$ 94,646	$ 192,268	$ (81,141)	$ 111,127
Supplier and customer relationships	382,100	(189,853)	192,247	401,525	(175,312)	226,213
Patents and non-compete agreements	9,425	(7,873)	1,552	9,594	(7,483)	2,111
Trademarks and tradenames	67,977	(15,632)	52,345	68,760	(12,446)	56,314
Total definite lived intangible assets	629,702	(288,912)	340,790	672,147	(276,382)	395,765
Indefinite-lived intangible assets [a]						
Trademarks	11,862	—	11,862	11,862	—	11,862
Total Intangible assets	**$ 641,564**	**$ (288,912)**	**$ 352,652**	**$ 684,009**	**$ (276,382)**	**$ 407,627**

(a) Indefinite-lived intangible assets may fluctuate as a result of foreign currency translation.

The following table presents the amortization expense and weighted average amortization period for definite-lived intangible assets at March 31, 2024:

	Amortization expense (in thousands)			Weighted Average Amortization Period (in years)
	2024	2023	2022	
Developed technology	$ 16,480	$ 16,390	$ 16,420	6.0
Supplier and customer relationships	30,460	34,523	43,542	9.8
Patents and non-compete agreements	560	646	679	2.0
Trademarks and tradenames	3,969	3,638	3,333	15.2
Total	**$ 51,469**	**$ 55,197**	**$ 63,974**	

Future intangible asset amortization expense based on existing intangible assets at March 31, 2024 is:

	Fiscal Year						
(Amounts in thousands)	2025	2026	2027	2028	2029	Thereafter	Total
Amortization expense	$ 47,331	$ 43,395	$ 40,157	$ 38,225	$ 36,729	$134,953	$340,790

9.   FAIR VALUE MEASUREMENT AND DERIVATIVE TRANSACTIONS

When applying fair value principles in the valuation of assets and liabilities, the Company is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The Company has not changed its valuation techniques used in measuring the fair value of any financial assets or liabilities during the fiscal periods presented. The fair value estimates take into consideration the credit risk of both the Company and its counterparties.

When active market quotes are not available for financial assets and liabilities, the Company uses industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including credit risk, interest rate curves, foreign currency rates and forward and spot prices for currencies. In circumstances where market-based observable inputs are not available, management judgment is used to develop assumptions to estimate fair value.

Derivatives - A summary of the fair values for the various derivatives, which are all measured using Level 2 inputs, at March 31, 2024 and 2023 is presented below:

| | Diesel fuel option collars and swaps | | | |
| | Assets | | Liabilities | |
(Amounts in thousands)	Receivables	Other assets	Other accrued liabilities	Other liabilities
March 31, 2024	$ 521	$ 134	$ (584)	$ (184)
March 31, 2023	$ 393	$ 156	$ (1,323)	$ (311)

There were no transfers in or out of Level 3 for the fiscal years ended March 31, 2024 and 2023.

Valuation of Debt - The carrying amounts of current financial assets and liabilities approximate fair value because of the immediate or short-term maturity of these items, or in the case of derivative instruments, because they are recorded at fair value. The following table presents the carrying and fair value of the Company's 2027 Notes, 2030 Notes and Equipment Financing (as further discussed in "Note 12. Debt") for the periods presented:

| | March 31, 2024 | | March 31, 2023 | |
(Amounts in thousands)	Fair Value	Carrying Value	Fair Value	Carrying Value
Senior Notes due 2027	$ 339,780	$ 350,000	$ 333,970	$ 350,000
Senior Notes due 2030	502,890	500,000	496,605	500,000
Equipment Financing	10,475	10,901	17,921	18,638
Total	**$ 853,145**	**$ 860,901**	**$ 848,496**	**$ 868,638**

The fair values of the 2027 Notes and 2030 Notes were determined based on quoted market data for the Company's 2027 Notes and 2030 Notes, respectively. The fair value of the Equipment Financing was determined based on a comparison of the interest rate and terms of such borrowings to the rates and terms of similar debt available for the period. The categorization of the framework used to evaluate the 2027 Notes, 2030 Notes and Equipment Financing are considered Level 2. The Company believes the carrying amount on the remaining long-term debt, including the Term Loan Facility and Revolving Credit Facility, is not materially different from its fair value as the interest rates and terms of the borrowings are similar to currently available borrowings.

10. **INVESTMENT IN AFFILIATES**

ADS Mexicana - ADS has one consolidated joint venture, ADS Mexicana, which is 51% owned by the Company's wholly-owned subsidiary ADS Worldwide, Inc. The equity owned by the Company's joint venture partner is shown as Noncontrolling interest in subsidiaries in the Consolidated Balance Sheets and the joint venture partner's portion of net income is shown as Net income attributable to noncontrolling interest in the Consolidated Statements of Operations.

ADS participates in joint ventures for the purpose of expanding upon the growth of manufacturing and selling HDPE corrugated pipe and PVC conduit in emerging markets. ADS invested in ADS Mexicana for the purpose of expanding upon growth of manufacturing and selling ADS licensed HDPE corrugated pipe and related products in the Mexican and Central American markets via the joint venture partner's local presence and expertise throughout the region. The Company executed a Technology, Patents and Trademarks Sub-License Agreement and a Distribution Agreement with ADS Mexicana that provides ADS Mexicana with the rights to manufacture and sell ADS licensed products in Mexico and Central America. The Company has concluded that it holds a variable interest in and is the primary beneficiary of ADS Mexicana based on the power to direct the most significant activities of ADS Mexicana and the obligation to absorb losses and the right to receive benefits that could be significant to ADS Mexicana. As the primary beneficiary, the Company is required to consolidate the assets and liabilities of ADS Mexicana.

Advanced Drainage Systems, Inc.

The table below includes the assets and liabilities of ADS Mexicana that are consolidated as of March 31, 2024 and 2023. The balances exclude intercompany transactions that are eliminated upon consolidation.

(Amounts in thousands)		2024		2023
Assets				
Current assets	$	26,167	$	28,692
Property, plant and equipment, net		18,750		16,405
Other noncurrent assets		2,958		2,850
Total assets	$	**47,875**	$	**47,947**
Liabilities				
Current liabilities	$	9,700	$	10,468
Noncurrent liabilities		1,879		1,543
Total liabilities	$	**11,579**	$	**12,011**

South American Joint Venture - The Company participates in an unconsolidated joint venture, the South American Joint Venture, which is 50% owned by the Company's wholly-owned subsidiary ADS Chile. The Company's investment in this unconsolidated joint venture was formed for the purpose of expanding upon the growth of manufacturing and selling HDPE corrugated pipe in the South American market via the joint venture partner's local presence and expertise throughout the region. The Company has concluded that it is appropriate to account for this investment using the equity method, whereby the Company's share of the income or loss of the joint venture is reported in the Consolidated Statements of Operations under Equity in net income of unconsolidated affiliates and the Company's investment in the joint venture is included in Other assets in the Consolidated Balance Sheets. The Company is not required to consolidate the South American Joint Venture as it is not the primary beneficiary, although the Company does hold significant variable interests in the South American Joint Venture through the equity investment and debt guarantee.

11. **RELATED PARTY TRANSACTIONS**

ADS Mexicana - On June 6, 2022, the Company and ADS Mexicana amended the Intercompany Revolving Credit Promissory Note (the "Intercompany Note") with a borrowing capacity of $9.5 million. The Intercompany Note matures on June 8, 2027. The Intercompany Note indemnifies the ADS Mexicana joint venture partner for 49% of any unpaid borrowing. The interest rates under the Intercompany Note are determined by certain base rates or Secured Overnight Financing Rate ("SOFR") plus an applicable margin based on the Leverage Ratio. As of March 31, 2024 and 2023, there were no borrowings under the Intercompany Note.

South American Joint Venture - ADS is the guarantor for 50% of the South American Joint Venture's credit facility, and the debt guarantee is shared equally with the joint venture partner. The maximum potential obligation under this guarantee totals $5.5 million as of March 31, 2024. The maximum borrowing permitted under the South American Joint Venture's credit facility is $11.0 million. This credit facility allows borrowings in either Chilean pesos or U.S. dollars at a fixed interest rate determined at inception of each draw on the facility. The guarantee of the South American Joint Venture's debt expires on December 31, 2026. ADS does not anticipate any required contributions related to the balance of this credit facility. As of March 31, 2024, there was no outstanding principal balance and $5.5 million outstanding principal balance as of March 31, 2023. As of March 31, 2024, there were no U.S. dollar denominated loans.

12. DEBT

Long-term debt as of the fiscal years ended March 31 consisted of the following:

(Amounts in thousands)	2024	2023
Term Loan Facility	$ 420,250	$ 427,250
Senior Notes due 2027	350,000	350,000
Senior Notes due 2030	500,000	500,000
Revolving Credit Facility	—	—
Equipment financing	10,901	18,638
Total	1,281,151	1,295,888
Unamortized debt issuance costs	(9,759)	(11,804)
Current maturities	(11,870)	(14,693)
Long-term debt obligations	$ **1,259,522**	$ **1,269,391**

Senior Notes due 2027 - On September 23, 2019, the Company issued $350.0 million aggregate principal amount of 5.0% 2027 Notes pursuant to the 2027 Indenture among the Company, the Guarantors and the Trustee. The 2027 Indenture contains customary events of default, including, among other things, payment default, failure to comply with covenants or agreements contained in the Indenture or the 2027 Notes and certain provisions related to bankruptcy events. The 2027 Indenture also contains customary negative covenants. The 2027 Notes are guaranteed by each of the Company's present and future direct and indirect wholly-owned domestic subsidiaries that is a guarantor under the Company's Senior Secured Credit Facility. Interest on the 2027 Notes will be payable semi-annually in cash in arrears on March 31 and September 30 of each year, commencing on March 31, 2020, at a rate of 5.0% per annum. The 2027 Notes will mature on September 30, 2027. The Company used the majority of the net proceeds from the offering of the Senior Notes for the repayment of $300.0 million of its outstanding borrowings. The deferred financing costs associated with the 2027 Notes totaled $2.1 million and are recorded as a direct reduction from the carrying amount of the related debt. The Company may redeem the 2027 Notes, in whole or in part, at any time on or after September 30, 2022 at established redemption prices.

Senior Secured Credit Facility - On September 24, 2019, the Company entered into the $700 million Term Loan Facility subsequent to the common stock offering and the 2027 Notes and in connection with the syndication, the Senior Secured Credit Facility. The maturity date of the Term Loan Facility is seven years from the Closing Date. The Company's obligations under the Senior Secured Credit Facility have been secured by granting a first priority lien on substantially all of the Company's assets (subject to certain exceptions and limitations), and each of StormTech, LLC, Advanced Drainage of Ohio, Inc. and Infiltrator Water Technologies, LLC (collectively the "Guarantors") has agreed to guarantee the obligations of the Company under the Senior Secured Credit Facility and to secure the obligations thereunder by granting a first priority lien in substantially all of such Guarantor's assets (subject to certain exceptions and limitations).

In May 2022, the Company entered into Second Amendment to the Company's Base Credit Agreement with Barclays Bank PLC, as administrative agent under the Term Loan Facility, PNC Bank, National Association, as new administrative agent under the Revolving Credit Facility. Among other things, the Second Amendment (i) amended the Base Credit Agreement by increasing the Amended Revolving Credit Facility from $350 million to $600 million (including an increase of the sub-limit for the swing-line sub-facility ("the L/C facility") from $50 million to $60 million), (ii) extended the maturity date of the Revolving Credit Facility to May 26, 2027, (iii) revised the "applicable margin" to provide an additional step-down to 175 basis points (for Term Benchmark based loans) and 75 basis points (for base rate loans) in the event the consolidated senior secured net leverage ratio is less than 2.00 to 1.00, and (iv) reset the "incremental amount" and the investment basket in non-guarantors and joint ventures. The Second Amendment also revised the reference interest rate from LIBOR to SOFR for both the Amended Revolving Credit Facility and the Term Loan Facility. The deferred financing costs associated with the Amended Revolving Credit Facility totaled $2.6 million and are recorded as a direct reduction from the carrying amount of the related debt. Letters of credit outstanding at March 31, 2024 and 2023 amount to $11.2 million and $9.7 million, respectively, and reduced the availability of the Revolving Credit Facility.

The Company is also required to pay a commitment fee that is based upon the undrawn amounts of the Amended Revolving Credit Facility at a rate per annum based upon a calculated ratio as prescribed within the Senior Secured

Credit Facility. As of March 31, 2024, the rate the Company was committed to paying on the undrawn portion was equal to 0.2%.

Equipment Financing - In November 2021, the Company purchased material handling equipment, trucks and trailers previously leased under a master lease agreement and classified as finance leases. The purchase was funded with debt through the Master Lease Agreement and Interim Funding Schedule with Fifth Third. The assets acquired are titled to the Company and included in Property, plant and equipment, net on the Company's Consolidated Balance Sheet. The equipment financings have a term of between 12 and 84 months, based on the life of the equipment, and bear a weighted average interest of 1.6%. The current portion of the equipment financing is $5.0 million, and the long-term portion is $5.9 million at March 31, 2024.

Senior Notes due 2030 – On June 9, 2022, the Company issued $500.0 million aggregate principal amount of 6.375% 2030 Notes pursuant to the 2030 Indenture, among the Company, the Guarantors and the Trustee. The 2030 Indenture contains customary events of default, including, among other things, payment default, failure to comply with covenants or agreements contained in the 2030 Indenture or the 2030 Notes and certain provisions related to bankruptcy events. The 2030 Indenture also contains customary negative covenants. Interest on the 2030 Notes will be payable semi-annually in cash in arrears on January 15 and July 15 of each year, commencing on January 15, 2023, at a rate of 6.375% per annum. The 2030 Notes will mature on July 15, 2030. The Company used a portion of the net proceeds from the offering of the 2030 Notes to repay in full the outstanding borrowings under its Revolving Credit Facility and will use the remainder for general corporate purposes. The deferred financing costs associated with the 2030 Notes totaled $9.0 million and are recorded as a direct reduction from the carrying amount of the related debt.

The Company may redeem the 2030 Notes, in whole or in part, at any time on or after July 15, 2025 at certain specified redemption prices set forth in the 2030 Indenture. In addition, at any time prior to July 15, 2025, the Company may redeem the 2030 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2030 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date plus an applicable "make-whole" premium. At any time prior to July 15, 2025, the Company may also redeem up to 40% of the aggregate principal amount of 2030 Notes issued under the Indenture with net cash proceeds of certain equity offerings at a redemption price equal to 106.375% of the principal amount of the 2030 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Principal Maturities - Maturities of long-term debt (excluding interest and deferred financing costs) as of March 31, 2024 are summarized below:

(Amounts in thousands)	Fiscal Years Ending March 31,						
	2025	2026	2027	2028	2029	Thereafter	Total
Principal maturities	$ 11,870	$ 9,973	$407,436	$351,123	$ 749	$500,000	$ 1,281,151

13. EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan ("ESOP") - The Company established the Advanced Drainage Systems, Inc. ESOP effective April 1, 1993. The ESOP was funded through a transfer of assets from the Company's tax-qualified profit-sharing retirement plan, as well as a 30-year term loan from ADS. In February 2022, the Company made a cash contribution to the ESOP, and the ESOP repaid the remaining ESOP loan triggering the release of the remaining 0.3 million shares of redeemable convertible preferred stock ("Preferred Stock") from the pledge, resulting in the ESOP acceleration. As a result of the ESOP acceleration, the Company recognized additional compensation expense of $30.4 million in the fiscal year ended March 31, 2022. In April 2022, all currently outstanding 15.6 million shares of Preferred Stock held by the ESOP were converted into 12.0 million shares of the Company's redeemable common stock at the Conversion rate of 0.7692. The Company's KSOP holds these shares of common stock. After the conversion, the common stock held by the KSOP is classified as mezzanine equity as the shares are subject to the put option requirements of the Internal Revenue Code. When participants sell or forfeit these shares, the shares would no longer subject to the put option of the Internal Revenue Code and would no longer required to be classified in mezzanine equity.

Compensation expense and related dividends paid with ESOP shares for services rendered throughout the period were recognized based upon the annual fair value of the shares allocated. Deferred compensation - unearned ESOP shares was relieved at fair value, with any difference between the annual fair value and the carrying value of shares when allocated being added to Paid in capital. Information regarding ESOP compensation expense (excluding the ESOP Acceleration compensation expense) are included below:

(Amounts in thousands, except per share values)		2022
Fair value of shares allocated	$	91.41
Average annual fair value per share	$	85.49
ESOP compensation expense	$	53,401

The Company was obligated to make contributions to the ESOP, which, when aggregated with the ESOP's dividends on the ESOP's unallocated shares of redeemable convertible preferred stock, equal the amount necessary to enable the ESOP to make its regularly scheduled payments of principal and interest due on its term loan to ADS. Cash dividends of $5.6 million and stock dividends of $0.9 million were paid on 15.1 million shares of allocated Redeemable convertible preferred stock for the fiscal year ended March 31, 2022.

Profit-Sharing Retirement Plan - On April 11, 2022, the ESOP was merged into the existing 401(k) retirement plan effective April 1, 2022 creating the KSOP. The tax-qualified profit-sharing retirement plan has a 401(k) feature covering substantially all U.S. eligible employees. Except for employer matching contributions made on behalf of Infiltrator employee-participants, the Company made employer contributions of $9.2 million in the fiscal year ended March 31, 2024 and did not make employer contributions to this plan in the fiscal years ended March 31, 2023, and 2022.

Redeemable Common Stock - The put option requirements of the Internal Revenue Code apply in the event that the Company's common stock is not a registration type class of security, or its trading has been restricted. Therefore, the holders of common stock within the KSOP have a put right to require the Company to repurchase such shares in the event that the common stock is not listed for trading or otherwise quoted on the NYSE, AMEX, NASDAQ, or any other market more senior than the OTC Bulletin Board.

Defined Contribution Postretirement Plan - The Company has defined contribution postretirement benefit plans covering Canadian employees. The Company recognized costs of $2.0 million, $1.4 million and $1.5 million in the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

14. STOCK-BASED COMPENSATION

The Company has several programs for stock-based payments to employees and directors, including stock options, performance-based restricted units and restricted stock. Compensation expense is recognized on a straight-line basis over the employee's requisite service period, which is generally the vesting period of the grant. The Company recognized stock-based compensation expense in the following line items on the Consolidated Statements of Operations for the fiscal years ended March 31, 2024, 2023, and 2022:

(Amounts in thousands)		2024		2023		2022
Cost of goods sold	$	4,708	$	2,579	$	2,680
Selling, general and administrative expenses		27,278		19,080		21,478
Total stock-based compensation expense	**$**	**31,986**	**$**	**21,659**	**$**	**24,158**

The following table summarizes stock-based compensation expense by award type for the fiscal years ended March 31, 2024, 2023, and 2022:

(Amounts in thousands)		2024		2023		2022
Stock options	$	5,287	$	4,314	$	3,204
Restricted stock		7,991		6,988		5,846
Performance-based restricted stock units		15,459		8,308		13,307
Employee Stock Purchase Plan		1,056		—		—
Non-employee director restricted stock		2,193		2,049		1,801
Total stock-based compensation expense	**$**	**31,986**	**$**	**21,659**	**$**	**24,158**

2017 Omnibus Plan

The 2017 Omnibus Plan Incentive Plan, as amended in July 2021, (the "2017 Omnibus Plan") provides for the issuance of a maximum of 5.0 million shares of the Company's common stock for awards made thereunder, which awards may consist of stock options, restricted stock, restricted stock units, stock appreciation rights, phantom stock,

Advanced Drainage Systems, Inc.

cash-based awards, performance awards (which may take the form of performance cash, performance units or performance shares) or other stock-based awards. The Company had approximately 2.0 million shares available for awards as of March 31, 2024.

Stock Options - Stock option awards are measured based on the grant date estimated fair value of each award. The Company estimates the fair value of stock options using a Black-Scholes option-pricing model. The following table summarizes the assumptions used in estimating the fair value of stock options:

	2024	2023	2022
Common stock price	$96.51	$99.29	$105.82
Expected stock price volatility	45.6%	41.1%	41.0%
Risk-free interest rate	3.8%	2.9%	1.1%
Weighted-average expected life (years)	6.0	6.0	6.0
Dividend yield	0.58%	0.48%	0.3%

The stock option activity for the fiscal year ended March 31, 2024 is summarized as follows:

(Share amounts in thousands)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at beginning of year	949	$ 46.57	6.5
Granted	167	96.84	—
Exercised	(135)	44.34	—
Forfeited	(17)	99.41	—
Outstanding at end of year	964	54.68	6.0
Vested at end of year	694	37.62	5.0
Unvested at end of year	270	98.55	1.8
Fair value of options granted during the year		$ 44.79	

As of March 31, 2024, there was a total of $7.2 million of unrecognized compensation expense related to unvested stock option awards under the 2017 Omnibus Plan, as amended, that will be recognized as an expense as the awards vest over the remaining weighted average service period of 1.8 years. All outstanding options are expected to vest. The aggregate intrinsic value for options outstanding and exercisable as of March 31, 2024 was $113.4 million and $93.5 million, respectively. The total intrinsic value of options exercised during the fiscal years ended March 31, 2024, 2023, and 2022 were $12.1 million, $11.2 million and $6.8 million, respectively.

Restricted Stock - The information about the unvested restricted stock grants as of March 31, 2024 is as follows:

(Share amounts in thousands)	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of year	183	$ 92.27
Granted	133	100.19
Vested	(100)	84.09
Forfeited	(11)	100.45
Unvested at end of year	**205**	**$ 100.96**

At March 31, 2024, there was approximately $12.0 million of unrecognized compensation expense related to the restricted stock that will be recognized over the weighted average remaining service period of 1.7 years. The total fair value of restricted stock that vested during fiscal year ended March 31, 2024, 2023 and 2022 was $8.4 million, $9.0 million and $7.0 million, respectively. The fair value of restricted stock is based on the fair value of the Company's common stock at the date of grant.

Advanced Drainage Systems, Inc.

Performance-based Restricted Units ("Performance units") - The information about the performance units granted under the 2017 Omnibus Plan is as follows:

(Share amounts in thousands)	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of year	214	$ 78.09
Granted	92	96.51
Added by Performance Factor	99	50.10
Vested	(200)	49.48
Forfeited	(8)	101.06
Unvested at end of year	**197**	**$ 99.57**

At March 31, 2024, there was approximately $16.6 million of unrecognized compensation expense related to the performance units that will be recognized over the weighted average remaining service period of 1.9 years. For the performance units granted in fiscal 2024, 2023 and 2022, 50% of the award is based upon the achievement of certain levels of Return on Invested Capital for the performance period and 50% is based upon the achievement of certain levels of Free cash flow or cash flows from operations for the performance period. The performance units each have a 3-year performance period. The performance units, and any accrued dividend equivalents, will be settled in shares of the Company's common stock, if the applicable performance and service conditions are satisfied. The fair value of performance-based restricted stock units is based on the fair value of the Company's common stock at the date of grant.

2000 and 2013 Stock Option Plans

2000 Plan - The Company's 2000 stock option plan ("2000 Plan") generally provided for grants of stock options with the exercise price equal to fair value on the date of grant, which vest in three equal annual amounts beginning in year five and expire after approximately 10 years from issuance. The Company had no shares available for grant under the 2000 Plan as of March 31, 2024.

2013 Plan - The Company's 2013 stock option plan ("2013 Plan") generally provided for grants of stock options with the exercise price equal to fair value on the date of grant. The grants generally vest in three to five equal annual amounts beginning in year one and expire after approximately 10 years from issuance. The Company had no shares available for grant under the 2013 Plan as of March 31, 2024.

The stock option activity for the fiscal year ended March 31, 2024 is summarized as follows:

(Share amounts in thousands)	2000 Plan			2013 Plan		
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at beginning of year	7	$ 15.74	1.0	102	$ 24.20	3.0
Granted	—	—	—	—	—	—
Exercised	(7)	15.74	—	(16)	24.20	—
Forfeited	—	—	—	—	—	—
Outstanding at end of year	—	—	—	86	24.20	2.0
Vested at end of year	—	—	—	86	24.20	2.0
Unvested at end of year	—	$ —	—	—	$ —	—

For the 2000 Plan, there were no options outstanding and currently exercisable as of March 31, 2024. The total intrinsic value of options exercised during the fiscal years ended March 31, 2024, 2023, and 2022 were $1.0 million, $0.8 million and $2.4 million, respectively.

For the 2013 Plan, the aggregate intrinsic value for options outstanding and currently exercisable as of March 31, 2024 was $12.7 million and $12.7 million, respectively. The total intrinsic value of options exercised during the fiscal year ended March 31, 2024, 2023, and 2022 were $1.8 million, $9.6 million and $10.8 million, respectively.

Advanced Drainage Systems, Inc.

Employee Stock Purchase Plan ("ESPP") - In July 2022, the Company's stockholders approved the Advanced Drainage Systems, Inc. Employee Stock Purchase Plan, which provides for a maximum of 0.4 million shares of the Company's common stock. Eligible employees may purchase the Company's common stock at 85% of the lower of the fair market value of the Company's common stock on the first day or the last day of the offering period. The first offering period commenced July 1, 2023 and ended December 31, 2023. The next offering period commenced January 1, 2024 and will end June 30, 2024.

15. **INCOME TAXES**

The components of Income before income taxes for the fiscal years ended March 31 are as follows:

(Amounts in thousands)		2024		2023		2022
United States	$	641,370	$	630,895	$	355,763
Foreign		25,383		26,205		27,748
Total	$	666,753	$	657,100	$	383,511

The components of Income tax expense for the fiscal years ended March 31 consisted of the following:

(Amounts in thousands)		2024		2023		2022
Current:						
Federal	$	127,109	$	123,392	$	76,220
State and local		27,028		29,605		23,484
Foreign		7,121		7,383		8,143
Total current tax expense		161,258		160,380		107,847
Deferred:						
Federal		(201)		(4,674)		6,629
State and local		(2,127)		(4,480)		(3,159)
Foreign		68		(637)		(1,246)
Total deferred tax expense (benefit)		(2,260)		(9,791)		2,224
Total Income tax expense	$	158,998	$	150,589	$	110,071

For the fiscal years ended March 31, the effective tax rate varied from the statutory Federal income tax rate as a result of the following factors:

	2024	2023	2022
Federal statutory rate	21.0 %	21.0 %	21.0 %
ESOP stock appreciation and ESOP dividends	(0.1)	(0.2)	4.3
State and local taxes—net of federal income tax benefit	3.4	3.3	4.2
Stock-based compensation	(0.6)	(2.0)	(2.9)
Executive compensation	0.8	1.2	2.6
Other	(0.7)	(0.4)	(0.5)
Effective rate	23.8 %	22.9 %	28.7 %

Net deferred tax assets and liabilities are included in Other assets and Deferred tax liabilities, respectively, on the Consolidated Balance Sheets. The related balances at March 31 were as follows:

(Amounts in thousands)		2024		2023
Net non-current deferred tax assets	$	1,909	$	1,828
Net non-current deferred tax liabilities		156,705		159,056

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31 were comprised of:

(Amounts in thousands)		2024		2023
Deferred tax assets:				
Operating lease liabilities	$	13,567	$	13,375
Research and development expenses		11,828		4,701
Other		20,006		19,359
Total deferred tax assets		45,401		37,435
Less: valuation allowance		(271)		(394)
Total net deferred tax assets		45,130		37,041
Deferred tax liabilities:				
Intangible assets		71,444		82,327
Property, plant and equipment		105,222		90,188
Operating lease assets		13,323		13,202
Goodwill		9,302		8,168
Other		635		384
Total deferred tax liabilities		199,926		194,269
Net deferred tax liabilities	$	**154,796**	$	**157,228**

A reconciliation of the balance of unrecognized tax benefits for the years ended March 31 is as follows:

(Amounts in thousands)		2024		2023		2022
Balance at beginning of year	$	2,451	$	746	$	1,686
Tax positions taken in current year		1,609		903		—
Decreases in tax positions for prior years		—		(56)		(118)
Increases in tax positions for prior years		540		1,100		—
Settlements		—		(115)		—
Lapse of statute of limitations		—		(134)		(817)
Foreign translation adjustment		—		7		(5)
Balance at end of year	$	**4,600**	$	**2,451**	$	**746**

Included in the balance of unrecognized tax benefits at March 31, 2024, 2023, and 2022 were $3.6 million, $1.9 million and $0.7 million, respectively, of tax benefits that if recognized would favorably affect the Company's effective tax rate.

There is no short-term portion of unrecognized tax benefit at March 31, 2024 recorded on the Company's Consolidated Balance Sheet. The long-term portion of unrecognized tax benefits are recorded in Other liabilities in the Company's Consolidated Balance Sheets. These amounts include potential accrued interest and penalties of $0.2 million and $0.1 million at March 31, 2024 and 2023, respectively. The Company believes that it is reasonably possible that the unrecognized tax benefit balance could change over the next twelve months because of audits or settlements with the tax authorities. The Company does not believe a change will have a material impact on its financial position or its results of operations.

The Company is currently open to audit under the statute of limitations by the IRS for the fiscal years ended March 31, 2021 through March 31, 2024. The majority of the Company's state income tax returns are open to audit under the statute of limitations for the years ended March 31, 2020 through March 31, 2024. The foreign income tax returns are open to audit under the statute of limitations for the years ended March 31, 2020 through March 31, 2024.

As of March 31, 2024, the Company intends to repatriate earnings from Canada and believes that there will be no additional tax costs associated with the repatriation of such earnings other than any potential non-U.S. withholding taxes. No deferred tax liability has been recognized as of March 31, 2024. The Company has approximately $24.8 million of undistributed earnings from other foreign entities that are intended to be reinvested indefinitely with the exception of cash dividends paid by the Company's ADS Mexicana joint venture. It is not practicable to estimate the amount of U.S. tax, which would primarily relate to withholding tax, that might be payable on the eventual remittance of such undistributed earnings.

16. **NET INCOME PER SHARE AND STOCKHOLDERS' EQUITY**

Basic net income per share is calculated by dividing the Net income available to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common stock equivalents. Diluted net income per share is computed by dividing the Net income available to common stockholders by the weighted-average number of common stock equivalents outstanding for the period.

For the fiscal year ended March 31, 2022, the Company was required to apply the two-class method to compute both basic and diluted net income per share. Holders of redeemable convertible preferred stock participated in dividends on an as-converted basis when declared on common stock. As a result, redeemable convertible preferred stock met the definition of participating securities. The two-class method is an earnings allocation formula that treats participating securities as having rights to earnings that would otherwise have been available to common stockholders. Potential common stock equivalents are only included in the calculations when their effect is dilutive. The Company was not required to apply the two-class method to compute net income per share for the fiscal years ended March 31, 2024 and 2023.

The following table presents information necessary to calculate net income per share for the fiscal years ended March 31, 2024, 2023, and 2022, as well as potentially dilutive securities excluded from the weighted average number of diluted common shares outstanding because their inclusion would have been anti-dilutive:

(Amounts in thousands, except per share data)	2024	2023	2022
NET INCOME PER SHARE — BASIC:			
Net income attributable to ADS	$ 509,915	$ 507,086	$ 271,331
Adjustment for:			
Dividends paid to participating securities	—	—	(5,940)
Net income available to common stockholders and participating securities	509,915	507,086	265,391
Undistributed income allocated to participating securities	—	—	(35,859)
Net income available to common stockholders — Basic	509,915	507,086	229,532
Weighted average number of common shares outstanding — Basic	78,252	82,315	71,276
Net income per common share — Basic	$ 6.52	$ 6.16	$ 3.22
NET INCOME PER SHARE — DILUTED:			
Net income available to common stockholders — Diluted	509,915	507,086	229,532
Weighted average number of common shares outstanding — Basic	78,252	82,315	71,276
Assumed restricted stock - nonparticipating	77	112	245
Assumed exercise of stock options	602	672	882
Assumed performance units	86	237	508
Weighted average number of common shares outstanding — Diluted	79,017	83,336	72,911
Net income per common share —Diluted	$ 6.45	$ 6.08	$ 3.15
Potentially dilutive securities excluded as anti-dilutive	18	34	12,925

Stockholders' Equity - The Company repurchased 1.8 million and 6.1 million shares of common stock at a cost of $210.7 million and $576.3 million during the fiscal year March 31, 2024 and 2023, respectively. The repurchases were made under the Board of Directors' February 2022 authorization to repurchase $1.0 billion (the "Repurchase Program") of ADS common stock in accordance with applicable securities laws. The repurchase program does not obligate the Company to acquire any particular amount of common stock and may be suspended or terminated at any time at the Company's discretion.

17. **COMMITMENTS AND CONTINGENCIES**

Purchase Commitments - The Company has historically secured supplies of resin raw material by agreeing to purchase quantities during a future given period at a fixed price. These purchase contracts typically ranged from 1 to

12 months and occur in the ordinary course of business. The Company does not have any outstanding purchase commitments with fixed price and quantity as of March 31, 2024. The Company also enters into equipment purchase contracts with manufacturers.

Litigation and Other Proceedings - The Company is involved from time to time in various legal proceedings that arise in the ordinary course of business, including but not limited to commercial disputes, environmental matters, employee related claims, intellectual property disputes and litigation in connection with transactions including acquisitions and divestitures. The Company does not believe that such litigation, claims, and administrative proceedings will have a material adverse impact on the Company's financial position or results of operations. The Company records a liability when a loss is considered probable, and the amount can be reasonably estimated.

18. OTHER ACCRUED LIABILITIES

Other accrued liabilities as of fiscal years ended March 31 consisted of the following:

(Amounts in thousands)	2024	2023
Accrued payroll, bonus and commissions	$ 62,514	$ 49,416
Accrued rebate liability[a]	23,228	25,363
Operating lease liabilities	15,715	14,370
Accrued interest expense	9,740	9,520
Self-insurance liabilities	7,631	7,814
Other	35,432	35,917
Total accrued liabilities	**$ 154,260**	**$ 142,400**

(a) Accrued rebate liability represents the Company's estimated rebates to be paid to customers.

19. BUSINESS SEGMENT INFORMATION

ADS operates its business in three distinct reportable segments: "Pipe", "International" and "Infiltrator." "Allied Products & Other" represents the Company's Allied Products and all other segments. The Chief Operating Decision Maker ("CODM") reviews financial information and makes operational decisions based on Net Sales and Segment Adjusted Gross Profit. The Company calculates Segment Adjusted Gross Profit as net sales less costs of goods sold, depreciation and amortization, stock-based compensation and certain other expenses. A measure of assets is not applicable, as segment assets are not regularly reviewed by the CODM for evaluating performance or allocating resources.

Pipe – The Pipe segment manufactures and markets high performance thermoplastic corrugated pipe throughout the United States. The Company maintains and serves these markets through product distribution relationships with many of the largest national and independent waterworks distributors, buying groups and co-ops, major national retailers as well as an extensive network of hundreds of small to medium-sized distributors. Products include single wall pipe, N-12 HDPE pipe sold into the storm sewer, infrastructure and agriculture markets, high performance polypropylene pipe sold into the Storm sewer, Infrastructure and sanitary sewer markets. Products are designed primarily for stormwater management in the construction and infrastructure marketplace across a broad range of end markets and applications, including non-residential, residential, agriculture and infrastructure.

Infiltrator – Infiltrator is a leading national provider of plastic leachfield chambers and systems, septic tanks and accessories, primarily for use in residential applications. Infiltrator products are used in onsite septic wastewater treatment systems in the United States and Canada.

International – The International segment manufactures and markets pipe and allied products in certain regions outside of the United States, including Company owned facilities in Canada, subsidiaries that distribute to Europe and the Middle East, exports and through the Company's joint ventures with local partners in Mexico and South America. The Company's Mexican joint venture, ADS Mexicana, primarily serves the Mexican and Central American markets, while its South American Joint Venture, Tigre-ADS, is the primary channel to serve the South American markets. The Company's International product lines include single wall pipe, N-12 HDPE pipe, high performance PP pipe and certain geographies also purchase the Company's broad line of Allied Products & Other for sales internationally.

Allied Products & Other – Allied Products & Other manufactures and markets products complementary to Pipe products throughout the United States. Products include StormTech, Nyloplast, ARC Septic Chambers, Inserta Tee,

Advanced Drainage Systems, Inc.

Cultec, water quality filters and structures, Fittings, and FleXstorm. The Company aggregates operating segments within the Allied Products & Other segment disclosure. None of the operating segments within the Allied Products & Other businesses segment disclosure exceeds the quantitative thresholds for separate segment reporting.
The following tables set forth reportable segment information with respect to the amount of Net sales for the fiscal years ended March 31:

(Amounts in thousands)	Net Sales		Intersegment Net Sales	Net Sales from External Customers	
		2024			
Pipe	$	1,586,618	$ (42,328)	$	1,544,290
Infiltrator		531,236	(82,209)		449,027
International					
International - Pipe		163,930	(14,081)		149,849
International - Allied Products & Other		58,072	(152)		57,920
Total International		222,002	(14,233)		207,769
Allied Products & Other		684,329	(10,942)		673,387
Intersegment Eliminations		(149,712)	149,712		—
Total Consolidated	**$**	**2,874,473**	**$ —**	**$**	**2,874,473**

(Amounts in thousands)	Net Sales		Intersegment Net Sales	Net Sales from External Customers	
		2023			
Pipe	$	1,758,961	$ (41,772)	$	1,717,189
Infiltrator		523,643	(81,363)		442,280
International					
International - Pipe		179,898	(19,215)		160,683
International - Allied Products & Other		59,170	—		59,170
Total International		239,068	(19,215)		219,853
Allied Products & Other		700,319	(8,520)		691,799
Intersegment Eliminations		(150,870)	150,870		—
Total Consolidated	**$**	**3,071,121**	**$ —**	**$**	**3,071,121**

(Amounts in thousands)	Net Sales		Intersegment Net Sales	Net Sales from External Customers	
		2022			
Pipe	$	1,555,248	$ (15,814)	$	1,539,434
Infiltrator		551,906	(91,406)		460,500
International					
International - Pipe		171,525	(19,430)		152,095
International - Allied Products & Other		53,217	—		53,217
Total International		224,742	(19,430)		205,312
Allied Products & Other		569,352	(5,283)		564,069
Intersegment Eliminations		(131,933)	131,933		—
Total Consolidated	**$**	**2,769,315**	**$ —**	**$**	**2,769,315**

Advanced Drainage Systems, Inc.

The following sets forth certain financial information for the fiscal years ended March 31:

(Amounts in thousands)		2024		2023		2022
Segment adjusted gross profit						
Pipe	$	515,444	$	532,551	$	353,182
Infiltrator		281,677		233,580		231,825
International		62,578		61,681		58,822
Allied Products & Other		391,766		376,299		284,091
Intersegment Eliminations		(4,557)		924		(28)
Total	$	1,246,908	$	1,205,035	$	927,892
Depreciation and amortization						
Pipe	$	62,909	$	53,263	$	49,601
Infiltrator		22,327		20,187		14,021
International		4,966		5,260		5,464
Allied Products & Other[a]		64,701		66,439		72,722
Total	$	154,903	$	145,149	$	141,808
Capital expenditures						
Pipe	$	112,919	$	100,939	$	64,660
Infiltrator		17,882		42,166		72,435
International		7,053		5,854		3,301
Allied Products & Other[a]		45,958		17,954		8,687
Total	$	183,812	$	166,913	$	149,083

(a)   Includes depreciation and amortization and capital expenditures not allocated to a reportable segment.

Reconciliation of Gross Profit to Segment Adjusted Gross Profit

(Amounts in thousands)		2024		2023		2022
Reconciliation of Segment Adjusted Gross Profit:						
Total Gross Profit	$	1,145,949	$	1,118,408	$	800,384
Depreciation and amortization		96,251		84,048		71,705
ESOP and stock-based compensation expense		4,708		2,579		36,622
ESOP acceleration compensation		—		—		19,181
Total Segment Adjusted Gross Profit	$	1,246,908	$	1,205,035	$	927,892

Geographic Sales and Assets Information

Net sales are attributed to the geographic location based on the location of the customer. The table below represents the Net sales and long-lived asset information by geographic location for each of the fiscal years ended March 31:

(Amounts in thousands)		2024		2023		2022
Net Sales						
North America	$	2,853,572	$	3,045,413	$	2,746,521
Other		20,901		25,708		22,794
Total	$	2,874,473	$	3,071,121	$	2,769,315

Advanced Drainage Systems, Inc.

(Amounts in thousands)		2024		2023
Long-Lived Assets [(a)]				
North America	$	885,774	$	742,755
Other		19,330		17,858
Total	$	**905,104**	$	**760,613**

    (a)   For segment reporting purposes, long-lived assets include Investments in unconsolidated affiliates, Central parts and Property, plant and equipment.

20. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the fiscal years ended March 31 were as follows:

(Amounts in thousands)		2024		2023		2022
Supplemental disclosures of cash flow information — cash paid:						
Interest	$	86,263	$	60,463	$	32,837
Income taxes		161,149		166,955		106,355

(Amounts in thousands)		2024		2023		2022
Supplemental disclosures of noncash investing and financing activities:						
Purchases of plant, property, and equipment included in accounts payable	$	35,355	$	24,596	$	18,328
Repurchase of common stock pending settlement		1,720		—		—
Share repurchase excise tax accrual		1,687		1,287		—
Accrued withholding taxes on vesting of restricted stock units		—		—		2,669
ESOP distributions in common stock		—		—		45,560
Lease obligations retired upon disposition of leased assets		2,361		498		589

21. SUBSEQUENT EVENTS

Dividends on Common Stock - Subsequent to the end of the quarter, the Company declared a quarterly cash dividend of $0.16 per share of common stock. The dividend is payable on June 14, 2024 to stockholders of record at the close of business on May 31, 2024.

Share Repurchase Program - Subsequent to the end of the fiscal year, 0.1 million shares of common stock at a cost of $23.8 million were repurchased under the Board of Directors' authorization in February 2022.

* * * * * *

SCHEDULE II

ADVANCED DRAINAGE SYSTEMS, INC. AND SUBSIDIARIES

Consolidated Valuation and Qualifying Accounts for the Fiscal Years Ended March 31, 2024, 2023 and 2022 (in thousands):

Allowance for Credit Losses:

Fiscal Year ended March 31,	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts (1)	Deductions	Balance at end of period
2024	$ 8,227	$ (1,816)	$ (4)	$ (1,558)	$ 4,849
2023	8,198	687	8	(665)	8,227
2022	5,323	3,237	123	(485)	8,198

(1)   Amounts represent the impact of foreign currency translation.

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Advanced Drainage Systems, Inc.
4640 Trueman Blvd.
Hilliard, OH 43026
www.adspipe.com